Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Tele2 AB
Subject Company: Com Hem Holding AB
Commission File No.: 000-30918

ANNUAL REPORT 2017

Calendar 2018

May 21

Annual General Meeting
2018
Stockholm

Financial Reports

Feb 2

Full year Report
January – December
2017

Mar 28

Annual Report
2017

Apr 23

Interim Report
January – March
2018

Jul 18

Interim Report
January – June
2018

Oct 18

Interim Report
January – September
2018

Contents

CEO Word		2	Financial statements		27
Board of Directors		5	Auditor’s report		77
Leadership Team		7	Definitions		80
Administration report		9	Contacts		81

Financial statements – Group		Page	Financial statements – Parent company		Page

Consolidated income statement		27	The parent company’s income statement		71
Consolidated comprehensive income		28	The parent company’s comprehensive income		71
Consolidated balance sheet		29	The parent company’s balance sheet		71
Consolidated cash flow statement		31	The parent company’s cash flow statement		72
Change in consolidated equity		32	Change in the parent company’s equity		72

Notes – Group			Notes – Parent company

Note 1	Accounting principles and other information	33	Note 1	Accounting principles and other information	73
Note 2	Financial risk management and financial instruments	40	Note 2	Net sales	73
Note 3	Exchange rate effects	42	Note 3	Result of shares in group companies	73
Note 4	Segment reporting	43	Note 4	Interest expense and similar costs	73
Note 5	Net sales and number of customers	44	Note 5	Taxes	73
Note 6	EBITDA and EBIT	45	Note 6	Tangible assets	73
Note 7	Other operating income	46	Note 7	Shares in group companies	73
Note 8	Other operating expenses	46	Note 8	Other financial assets	74
Note 9	Interest income	46	Note 9	Receivables from group companies	74
Note 10	Interest expenses	47	Note 10	Cash and cash equivalents and unutilized overdraft facilities	74
Note 11	Other financial items	47	Note 11	Financial liabilities	74
Note 12	Taxes	47	Note 12	Accrued expenses and deferred income	74
Note 13	Intangible assets	48	Note 13	Contingent liabilities and other commitments	75
Note 14	Tangible assets	50	Note 14	Numbers of employees	75
Note 15	Business acquisitions and divestments	51	Note 15	Personnel costs	75
Note 16	Joint ventures and associated companies	52	Note 16	Fees to the appointed auditor	75
Note 17	Other financial assets	52	Note 17	Legal structure	75
Note 18	Inventories	52
Note 19	Accounts receivable	52
Note 20	Other current receivables	52
Note 21	Prepaid expenses and accrued income	53
Note 22	Current investments	53
Note 23	Cash and cash equivalents and unutilized overdraft facilities	53
Note 24	Shares, equity and appropriation of profit	53
Note 25	Financial liabilities	55
Note 26	Provisions	57
Note 27	Accrued expenses and deferred income	58
Note 28	Pledged assets	58
Note 29	Contingent assets and liabilities and other commitments	58
Note 30	Leases	58
Note 31	Supplementary cash flow information	59
Note 32	Numbers of employees	59
Note 33	Personnel costs	60
Note 34	Fees to the appointed auditor	63
Note 35	Reclassifications 2017 and changed accounting principles from 2018	63
Note 36	Discontinued operations	66
Note 37	Joint operations and other related parties	68
Note 38	Sustainability results	69
Note 39	Events after the end of the financial year	70

Certain financial measures are presented in this report that are not defined by IFRS. For additional information please refer to section Definition at the end of the report and calculations in the Notes.

Tele2 – Annual Report 2017	1

CEO Word

Strong momentum as we end the investment cycle

2017 was a year of strong mobile momentum and major strategic progress as we pursued our ambition to fearlessly liberate a more connected life.

When we closed out 2016, I promised that we would remain agile to stay ahead of the game, and, as a true challenger, continue in our role to enable current and future customers – whether they are enterprises or individuals – to live a more connected life. When we now summarize 2017, I am proud to say that we delivered on those promises and consequently showed very strong operational performance. Moreover, we have outperformed the industry by generating high single digit mobile end-user service revenue growth, growing EBITDA by one fifth and delivering a solid shareholder return of 46 percent.
As a Group, our strategy has enabled a transformation of our operational and financial performance. Additionally, more disciplined capital allocation towards those markets where we know we can win over the long term is setting us up to become THE leading customer focussed connectivity provider in the Baltic Sea region.
Our Baltic Sea Challenger markets of Sweden, Lithuania, Latvia and Estonia exceeded expectations during the year. Through a combination of successful commercial offerings, disciplined investments, restructuring and integration of TDC Sweden, EBITDA from Baltic Sea Challenger markets grew by 7 percent on a like-for-like basis, and operating cash flow improved by 26 percent to SEK 4.6 billion.
Meanwhile in our Investment Markets of Netherlands, Kazakhstan and Croatia we are seeing the benefits from our multiyear investments into 4G networks and customer propositions. In 2017, we generated more than 20 percent higher mobile end-user service revenues in these markets, Tele2 Netherlands has a network quality which is currently on par with those of its far bigger competitors, Tele2 Kazakhstan is almost at our mid-term target of a 30 percent EBITDA margin, and Croatia has finally started to accelerate its revenue growth. The negative operating cash flow from investment markets was therefore cut by 77 percent, and we are fast approaching the end of the investment cycle.
As a leader, I take great pride in building strong teams. Therefore, I was very pleased to see the employee Net Promoter Score (NPS) grow by 12 points in 2017 as well as an increased trust in the management of the company. The very committed and highly engaged Tele2 work force is the individually most important enabler of our strong results.
2017 was a tremendous year! Or as one insightful stock market analyst put it: “Telcos are boring. Tele2 is not”. Let’s look at the cornerstones of the strategy that underpinned the financial performance.
Firstly our Positively Fearless Brands and Digital First Customer Experience. During the year, we launched new commercial propositions across our footprint, resulting in strong uptake from our customers. We liberated our customers to enjoy far higher mobile data consumption, including Unlimited products across our footprint, and to roam freely in Europe. This helped drive higher brand preference and customer satisfaction metrics, and by the end of the year the Tele2 brand had a higher NPS than one year earlier in all our markets. The Power 2 campaign was launched in April in Sweden and built momentum throughout the year, gradually improving our customer intake. Comviq was awarded the strongest Swedish telecom brand by Evimetrix based on customer satisfaction and brand awareness, proving the strength of our dual brand position in our largest market, and especially in the market’s fastest growing segment. Furthermore, we won awards for the best telecom retail chain and webshop in the Netherlands, as well as the best digital sales website in Estonia. More is needed though, as we are not yet at the level we aspire to. Building brands in a digital world is a long-term effort and it will go on with even more focus and higher ambition in 2018.
Secondly, network quality is an enabler for us to connect all the things our customers love, and thus a core pillar of our strategy. Our Swedish and Baltic networks continue to delight our customers with greater speed and coverage, as proven by their performance in 3rd party tests, and they remain highly efficient. Still, in the Baltics only half of all customers have 4G smartphones, so there is much more growth to go after as increasingly more customers access and experience LTE-Advanced technologies. Our challenger business in the Netherlands has a 4G-only mobile network which, despite a large part of it having been built only in the past two years, has reached a quality on par with its Dutch competitors, which offer among the best quality in the world. In Kazakhstan, we have the leading 4G network, having reached now 73 percent population coverage. By the end of the year, data consumption of our Tele2 brand in Sweden had increased by 60 percent, more than doubled in the Baltics and quadrupled in the Netherlands. Despite this, network costs were not higher than a year ago, showing the strength and resilience of our network assets. The 5G discussions also continued throughout the year. Although the concrete consumer use cases for 5G remain to be clearly defined, we have continued to prepare for the launch by continuing our cloudification efforts and also announcing the agreement to roll out 5G in Sweden through Net4Mobility, our network sharing Joint Venture. We expect to see the first mass market commercial applications of 5G around 2020.

2	Tele2 – Annual Report 2017

CEO Word

Thirdly, a relentless focus on a winning cost culture is key to delivering results in telecoms. Having taken control of TDC Sweden just before the start of the year, integration ran at full speed throughout 2017. An early migration of TDC’s MVNO customers, completed in the second quarter, enabled us to accelerate the opex synergies. At the end of the year we were already approaching a run-rate of SEK 300 million which was originally our four-year target. We now see scope for potentially raising this ambition, while at the same time reducing the estimated cost of the integration program to below its original SEK 750 million.
2017 was also the final year of the Challenger Program. The program was launched in 2014 and exceeded its goal run-rate of SEK 1 billion at the end of 2017, and fully delivered on its purpose of driving productivity and competitiveness for the Group. At SEK 728 million, the program’s investment was lower than the expected SEK 1 billion over three years. As it draws to a close, the mission for improved productivity and operational excellence will continue. As a challenger, cost consciousness is in our DNA. New initiatives that will improve our productivity and the cost to serve our customers have therefore already been initiated.

“2017 was a tremendous year! Or as one insightful stock market analyst put it: ‘Telcos are boring. Tele2 is not”

Strategic developments
During the year we have taken a leap forward towards our goal of being a clear leader and customer champion in the Baltic Sea region with a reliable and growing cash flow generation.
The sale of our Austrian operations to Three Austria in August follows a strategic choice to focus even more on opportunities in markets where we can be the customer champion of connectivity on our own infrastructure and build profitable and scalable market positions.
Our Dutch business has made a significant improvement this year on the back of a better customer offering, larger scale and a better cost structure. It remains quite far away from making an acceptable return however, and in December we made the agreement with Deutsche Telekom to merge the companies’ Dutch assets, subject to regulatory approval. This will give the business strength and sufficient resources to create a unique Dutch challenger and compete with the Dutch FMC duopoly, while improving the risk profile for the Tele2 Group. Tele2 will receive EUR 190 million upon closing, and a 25 percent stake in the merged entity.
The transaction will upon closing complete the investment phase in our investment markets, and we are now ready for the next big step in 2018 as we are merging with Com Hem to form a leading integrated connectivity provider in Sweden. Com Hem has in recent years gone through an impressive journey, and improved its customer satisfaction to leading levels. The combined company will have an award-winning mobile network covering 99.9 percent of the Swedish population and the fastest national fixed network covering almost 60 percent of Swedish households, meeting the demands of tomorrow both in the B2C and B2B segments. It will be the second largest mobile telephony and fixed broadband player in the market, and the leader in TV. The merger will bring enhanced growth, product diversification, and a broader base for its cash flow generation as it builds from the fundaments of both a mobile business and a fixed broadband and TV business. The Board is therefore introducing a policy of a dividend to rise over time, from today’s levels, and a continued principle of returns of any excess cash.

Regulatory Developments
Our business had to adapt to some significant regulatory changes in 2017. Roam-Like-at-Home regulation came into full effect in June. Despite the fact that the impact was largely as expected, it did have a significant impact on our earnings. We are however proud that we were able to change our offerings in such a way that we are compliant and at the same time continue to satisfy our customers’ demands.
Looking forward to GDPR, which will come into effect in 2018, meant that 2017 has also been a year of large scale preparations in the area of privacy. We have developed a new privacy policy that determines the framework for how Tele2 works with our customers’ data, and we have distributed a data protection awareness training movie to all our employees, to ensure every Tele2 colleague takes even greater care of our customers’ and our employees’ data.
The proposal from the Commission for a new European Electronic Communications Code is now in its final negotiations. Throughout the legislative process we have continued to push for competition to remain the cornerstone of this important regulatory framework. We have noticed in particular the impact of Fixed Mobile Convergence (FMC) on competition in many of our markets, a trend which has also been a driver behind transactions we announced in the Netherlands and Sweden. Tele2 will continue to fight for the right of our customers to have a real choice, also when markets turn FMC.

Tele2 – Annual Report 2017	3

CEO Word

Corporate Responsibility
Tele2 prides itself in being a Responsible Challenger, which is why Corporate Responsibility can be found at the heart of our strategy. During the year, we have spent considerable time refreshing and reviewing our Responsible Challenger strategies. Our focus areas – ethics and compliance, privacy and integrity, diversity and inclusion, environment and child protection – have retained their relevance and will therefore stay the same, however we have now established more concrete goals and ambitions for all areas to further improve focus, action and the ultimate delivery of concrete results that make a difference to the communities we operate in. In 2017, we have also reviewed and strengthened our Code of Conduct, to ensure that it continues to reflect the highest of standards and remains fit for purpose.
Protecting children’s rights is a cause that is close to our heart. After having taken concrete action ourselves by blocking access to child sexual abuse images across our footprint, we have now started a coalition with ECPAT and other operators in Sweden to continue to fight for this cause together. And to further build on our commitment, the entire Tele2 Leadership Team conducted a 352 km charity bike race during three days in August, which raised SEK 300,000 for SOS Children’s Villages in Lithuania and Latvia. Not only did we raise money for a good cause, but the race also generated a lot of attention both internally and externally, as well as brought the Group Leadership Team, that I formed in 2016, closer together.
With our Responsible Challenger activities we aim to make a difference, and we are grateful when this is recognized. Tele2 has maintained its position in the leading sustainability index FTSE4Good Index, and was again top-rated for its ESG efforts by Nordea. Also, Transparency International recognized Tele2 as the most transparent company in Lithuania.

A new chapter begins
The planned merger with Com Hem takes Tele2 into a new chapter and a new world of possibilities that will fearlessly liberate a more connected life for Swedish households, individuals and businesses of all sizes. It significantly helps to focus the Group on a market where we know we can win, and positions us to become the leading connectivity provider in the Baltic Sea region with a strong emphasis on the consumer, two of my overarching objectives as I became CEO. As the merger completes in the second half of the year, I will therefore be proud to hand over to the next leadership, confident that Tele2 will remain a winner, consistently delivering sustainable value creation for years to come, for our customers, employees and shareholders alike.
I am immensely proud of the whole Tele2 team, who have contributed to this quite tremendous year, and look forward to exciting times ahead as we further execute on our strategic ambitions and continue our relentless focus on the customer experience.

Allison Kirkby
President and CEO

4	Tele2 – Annual Report 2017

Board of Directors

Board of Directors

Mike Parton	Georgi Ganev
Chairman of the Board, elected in 2007
Born: 1954
Nationality: British citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 24,298 B shares
Committee work: Member of the Remuneration Committee and member of the Audit Committee
Other current assignments: Chairman of the Board of Arqiva, member of the Chartered Institute of Management Accountants and member of the Advisory Board of a UK charity called Youth at Risk
Previous assignments: Chairman of the Board and CEO of Damovo Group Ltd
Education: Trained as Chartered Management Accountant

Board member, elected in 2016
Born: 1976
Nationality: Swedish citizen
Independence: Independent in relation to the company and management but not independent in relation to the company’s major shareholders
Holdings in Tele2: 1,030 B shares
Committee work: Chairman of the Remuneration Committee
Other current assignments: CEO of Kinnevik AB (publ)
Previous assignments: CEO of Dustin Group AB (publ) and Bredbandsbolaget. Chief Marketing Officer of Telenor Sweden
Education: M.Sc. in Engineering from Uppsala University

Sofia Arhall Bergendorff	Anders Björkman
Board member, elected in 2016
Born: 1969
Nationality: Swedish citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 2,500 B shares
Committee work: -
Other current assignments: Director, Global Operations for Partnerships at Google
Previous assignments: Management consultant and various assignments at Google
Education: BA in Journalism from the University of Oregon and an MBA from INSEAD

Board member, elected in 2017
Born: 1959
Nationality: Swedish citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 2,000 B shares
Committee work: Member of the Remuneration Committee
Other current assignments: CEO of OnePhone Holding, Chairman of the Board of Maintrac AB and Member of the Board of Allgon AB
Previous assignments: CEO of OnePhone’s partnerships with BT and KPN, Argnor Wireless Ventures, SEC and Tele2. Member of the Board of a number of Argnor Wireless Ventures portfolio companies
Education: MSc from Chalmers University of Technology

Tele2 – Annual Report 2017	5

Board of Directors

Cynthia Gordon	Irina Hemmers
Board member, elected in 2016
Born: 1962
Nationality: British citizen
Independence: Independent in relation to the company and management but not independent in relation to the company’s major shareholders
Holdings in Tele2: 2,000 B shares
Committee work: Member of the Audit Committee
Other current assignments: Member of the Board of Kinnevik AB, Chairman of the Board of Global Fashion Group and Member of the Boards of Bima Milvik, Bayport, Josen Partners and Partan Limited
Previous assignments: Executive Vice President and CEO of the Africa Division at Millicom International Cellular, CCO Group of Ooredoo, Vice President of Partnerships & Emerging Markets of Orange
Education: BA in Business Studies from Brighton University

Board member, elected in 2014
Born: 1972
Nationality: Austrian citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: -
Committee work: Member of the Audit Committee
Other current assignments: -
Previous assignments: Non-Executive Director of Trader Corporation, Trader Media Group, Top Right Group and Hit Entertainment as well as partner at Eight Roads and Apax Partners
Education: M.Sc. in International Business and Economic Studies from Universität Innsbruck, Austria, and an MPA from John F. Kennedy School of Government, Harvard University, USA

Eamonn O’Hare	Carla Smits-Nusteling
Board member, elected in 2015
Born: 1963
Nationality: Irish and British citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2:
Committee work: -
Other current assignments: Founder, Chairman and CEO of Zegona Communications and a Non-Executive Board Director of Dialog Semiconductor
Previous assignments: CFO and Board Director of Virgin Media
Education: B.Sc. Aeronautical Engineering, from Queen’s University, Belfast, and MBA from London Business School

Board member, elected in 2013
Born: 1966
Nationality: Dutch citizen
Independence: Independent in relation to the company and management as well as in relation to the company’s major shareholders
Holdings in Tele2: 1,687 B shares
Committee work: Chairman of the Audit Committee
Other current assignments: Member of the Board of Directors of Nokia Oyj, Non-Executive Director at ASML, member of the management board of the Foundation Unilever NV Trust Office and Lay judge of the Enterprise Court of the Amsterdam Court of Appeal
Previous assignments: CFO of Koninklijke KPN N.V.
Education: M.Sc. Business Economics from Erasmus University, Rotterdam and Executive Master of Finance & Control from Vrije Universiteit Amsterdam

6	Tele2 – Annual Report 2017

Leadership Team

Leadership Team

Allison Kirkby
President and Group CEO
Joined the company in 2014
Born 1967
SHND in Accounting, Glasgow Caledonian University.
Fellow of the Chartered Institute of Management Accountants, FCMA.
Chartered Global Management Accountant, CGMA.
Allison is a Non-Executive Director and Chairman of the Audit Committee of Greggs PLC. She is also a Board Member of Reach for Change Foundation, and SecureValue Consulting Limited.
Holdings in Tele21):
50,065 B shares
31,500 share rights (LTI 2015)
100,000 share rights (LTI 2016)
100,000 share rights (LTI 2017)

Lars Nordmark

EVP, Group CFO
Joined the company in 2016
Born 1966
MBA in Business Administration and B.Sc. of
Business Administration, University of Iowa.
Holdings in Tele21):
40,750 B shares
60,000 share rights (LTI 2016)
60,000 share rights (LTI 2017)

Samuel Skott
EVP, CEO Tele2 Sweden
Joined the company in 2005
Born 1978
M.Sc. in Industrial Engineering & Economics,
Institute of Technology Linköping University.
Holdings in Tele21):
17,500 B shares
8,000 share rights (LTI 2015)
48,000 share rights (LTI 2016)
60,000 share rights (LTI 2017)

Jonathan (Jon) James
EVP, CEO Tele2 Netherlands Joined the company in 2017 Born 1969 BA in Economics and History, Cambridge University. Holdings in Tele2: –

Guillaume van Gaver
EVP, International
Joined the company in 2016
Born 1971
B.Sc. from Institut Supérieur de Commerce de Paris.
Graduated from the International Executive Program from INSEAD.
Holdings in Tele21):
16,062 B shares
31,500 share rights (LTI 2016)
60,000 share rights (LTI 2017)

Tele2 – Annual Report 2017	7

Leadership Team

Stina Andersson
EVP, Strategy & Business Development
Joined the company in 2016
Born 1983
M.Sc. in Finance, Stockholm School of Economics.
CEMS Master in International Management from HEC Paris and Stockholm School of Economics.
Holdings in Tele21):
9,000 B shares
31,500 share rights (LTI 2017)
Also obtained options under the synthetic option program, IoTP

Stefan Backman
EVP, Group General Counsel
Joined the company in 2007
Born 1975
Master of Laws, Uppsala University.
Holdings in Tele21):
8,578 B shares
8,000 share rights (LTI 2015)
8,000 share rights (LTI 2016)
31,500 share rights (LTI 2017)

Richard Peers
EVP, Chief People & Change Officer
Joined the company in 2016
Born 1973
BLE (Hons), Aberdeen University.
Fellow of the Institute of Chartered
Accountants in England and Wales, FCA.
Fellow of the Chartered Institute of Personnel and Development, FCIPD.
Holdings in Tele21):
11 713 B shares
31,500 share rights (LTI 2016)
31,500 share rights (LTI 2017)

Fredrik Stenberg
EVP, Director of Shared Operations
Joined the company in 2004
Born 1975
M.Sc. in Vehicle Engineering, KTH – Royal Institute of Technology.
B.Sc. of Business Administration, Stockholm University.
Holdings in Tele21):
12,889 B shares
8,000 share rights (LTI 2015)
8,000 share rights (LTI 2016)
31,500 share rights (LTI 2017)

Viktor Wallström

EVP, Director of Group Communications
Joined the company in 2013
Born 1985
M.Sc. in Political Science and Peace & Conflict Research, Uppsala University.
Holdings in Tele21):
7 500 B shares
6,000 share rights (LTI 2015)
8,000 share rights (LTI 2016)
16,000 share rights (LTI 2017)

1) Allocated share rights at grant date, before compensation for dividend and share issue

8	Tele2 – Annual Report 2017

Administration report

Administration report

The Board of Directors and the CEO herewith present the annual report and consolidated financial statements for Tele2 AB (publ), corporate reg. no. 556410-8917 for the financial year 2017.

Figures presented in this report refer to continuing operations unless otherwise stated, with comparable figures for the previous year in parentheses. Tele2 Netherlands is reported as a discontinued operation following the agreement in December 2017 to merge the business with T-Mobile Netherlands, pending regulatory approval. However, Tele2 operates the business as usual until closing and will retain a 25 percent stake in the merged entity. Tele2 Austria was divested in the fourth quarter 2017 and is also reported as a discontinued operation. Figures for 2016 include the acquired entities TDC in Sweden and Altel in Kazakhstan from October 31, 2016 and February 29, 2016 respectively.

Financial overview

Tele2 has been a fearless challenger to the former government monopolies and other established telecoms providers ever since Jan Stenbeck founded the company in Sweden in 1993, and remains focused on being a customer focused champion, fearlessly liberating a more connected life, wherever it operates. The Group provides mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions.
Tele2’s financial performance is driven by developing mobile services on own infrastructure, complemented by fixed broadband and B2B services in select countries. In addition, the Group concentrates on maximizing the return from legacy fixed line services.
In 2017, mobile services accounted for 84 percent of net sales, and Tele2’s operation in Sweden and the Baltics accounted for 79 percent of net sales.
In 2017, the Group generated net sales of SEK 25 billion and reported an EBITDA of SEK 6.4 billion.

Net customer intake
In 2017, net customer intake amounted to 336,000 (62,000) customers. The customer net intake in mobile services amounted to 428,000 (176,000) customers, mainly driven by strong customer intake in Kazakhstan. The fixed broadband base decreased by –21,000 (–19,000), with declines in Sweden and Germany. As expected, the number of fixed telephony customers fell during the year. On December 31, 2017 the total customer base amounted to 15,347,000 (15,011,000).

Net sales
Net sales amounted to SEK 25,024 (21,190) million. The positive development was driven by the inclusion of TDC in Sweden, higher mobile end-user service revenue from customer growth in Kazakhstan as well as data monetization across the footprint. Net sales were also positively impacted by increased equipment sales in all mobile operations except Kazakhstan.

EBITDA
EBITDA amounted to SEK 6,407 (5,408) million, which is equivalent to an EBITDA margin of 25.6 (25.5) percent. The increase in EBITDA compared to last year is mainly related to the inclusion of TDC in Sweden, Challenger Program benefits, and higher profit levels in Sweden, Kazakhstan and the Baltics.

EBIT
Operating profit, EBIT, amounted to SEK 3,564 (2,528) million and EBIT excluding items affecting comparability to SEK 3,821 (3,250) million, impacted by higher depreciation and amortization compared to last year. EBIT was negatively affected by items affecting comparability totalling SEK –257 (–722) million, consisting of SEK –159 (–81) million integration costs from the acquisition of TDC in Sweden and the merger of Tele2’s and Kazakhtelecom’s mobile operations in Kazakhstan, Challenger Program costs of SEK –78 (–235) million and acquisition costs of SEK –20 (–61) million attributable during 2017 to the merger with Com Hem (Note 6).

Profit before tax
Net interest expense and other financial items amounted to SEK –630 (–11) million. Other financial items were impacted by SEK –332 (313) million related to changes in the fair value of the earn-out and put option in Kazakhstan (Note 11). The average interest rate on outstanding liabilities was 2.3 (2.7) percent. Profit after financial items, EBT, amounted to SEK 2,934 (2,517) million.

Net profit
Net profit amounted to SEK 2,672 (1,601) million. Earnings per share after dilution amounted to SEK 5.03 (4.20). Income tax expenses for the year amounted to SEK –262 (–916) million, positively impacted by SEK 478 million attributable to a reassessment of previously not capitalized deferred tax assets in Kazakhstan, and positively impacted by SEK 82 (40) million related to a valuation of deferred tax assets in Germany (Note 12). Tax payments affecting cash flow amounted to SEK –485 (–403) million. Net loss in discontinued operations amounted to SEK –2,085 (–3,865) million (Note 36).

Free cash flow
Free cash flow from total operations amounted to SEK 2,519 (1,217) million. The positive development compared to last year was mainly related to a higher EBITDA and lower paid CAPEX.

CAPEX
During 2017, Tele2 made investments of SEK 1,936 (2,319) million in tangible and intangible assets, driven principally by investments in Sweden, Kazakhstan and the Baltics.

Tele2 – Annual Report 2017	9

Administration report

Net debt
Net debt amounted to SEK 10,474 (10,628) million and economic net debt amounted to SEK 9,770 (10,437) million on December 31, 2017, corresponding to 1.51 times 12 months rolling EBITDA. Tele2’s available liquidity amounted to SEK 10,737 (10,042) million. Please see Note 25 for further details on financial debt.

The Challenger Program
A group-wide program focused on increasing productivity was launched at the end of 2014. The program has built over three years and exceeded its target level of SEK 1 billion on an annualized run-rate basis in the fourth quarter of 2017. Thus, it is expected to result in more than SEK 1 billion of benefits in 2018 compared to the 2014 baseline, including the now discontinued operations in the Netherlands and Austria. Program investments amounted to SEK 728 million over 3 years, lower than the forecasted SEK 1 billion. Program investments have been reported as items affecting comparability, with an impact on EBIT. For more details, see note 6.

Five-year summary

SEK million	Note	2017	2016	2015	2014	2013

CONTINUING OPERATIONS
Net sales		25,024	21,190	19,924	19,307	19,078
Number of customers (by thousands)		15,347	15,011	12,938	12,081	12,122
EBITDA	6	6,407	5,408	5,186	4,822	4,383
EBIT		3,564	2,528	2,846	3,164	1,742
EBT		2,934	2,517	2,432	3,177	1,192
Net profit		2,672	1,601	1,649	2,420	329

Key ratios
EBITDA margin, %		25.6	25.5	26.0	25.0	23.0
EBIT margin, %		14.2	11.9	14.3	16.4	9.1

Value per share (SEK)
Net profit	24	5.04	4.20	3.60	5.29	0.72
Net profit, after dilution	24	5.03	4.20	3.58	5.26	0.71

TOTAL OPERATIONS
Equity		16,914	18,196	17,901	22,682	21,591
Total assets		39,140	40,477	36,149	39,848	39,855
Cash flow from operating activities		5,732	5,017	3,529	4,578	5,813
Free cash flow	31	2,519	1,217	–486	432	572
Available liquidity		10,737	10,042	7,890	8,224	9,306
Net debt	25	10,474	10,628	9,878	8,135	7,328
Economic net debt	25	9,770	10,437	9,878	8,135	7,328
Net investments in intangible and tangible assets, CAPEX		2,964	3,831	4,240	3,976	5,534

Key ratios
Debt/equity ratio, multiple		0.62	0.58	0.55	0.36	0.34
Equity/assets ratio, %		43	45	50	57	54
ROCE, return on capital employed, %	24	5.3	–4.5	14.0	10.1	48.0
Average interest rate, %		2.3	2.7	4.1	4.7	5.2

Value per share (SEK)
Net profit/loss		0.85	–4.34	6.52	4.83	31.90
Net profit/loss, after dilution		0.84	–4.34	6.48	4.80	31.69
Equity		33.85	40.86	39.07	49.55	47.20
Cash flow from operating activities		11.40	11.10	7.70	10.00	12.71
Dividend, ordinary		4.001)	5.23	5.35	4.85	4.40
Extraordinary dividend		–	–	–	10.00	–
Redemption		–	–	–	–	28.00
Market price at closing day		100.80	73.05	84.75	94.95	72.85
1) Proposed dividend

The five-year summary includes certain alternative performance measures that are not defined by IFRS. For additional information please refer to section Definition at the end of the report.

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Overview by country

Tele2’s footprint includes both emerging and mature markets with its most sizeable operations in Sweden, the Baltics and Kazakhstan. Sweden and the Baltics are categorized as established markets with strong cash generation and a strategic focus on data monetization; they make up what we call our Baltic Sea Challengers. Kazakhstan and Croatia are categorized as Tele2’s Investment Markets. In Kazakhstan Tele2 is, after completing the integration of Tele2 Kazakhstan and Altel, focused on creating a sustainable and strong challenger to the market leader. The markets where we play are diverse in terms of culture, economics and competitive pressure but they share the universal trend towards increased connectivity and mobility.
In addition, Tele2 has a significant business in the Netherlands, reported as a discontinued operation following an agreement announced on December 15, 2017, to combine Tele2 Netherlands with T-Mobile Netherlands, owned by Deutsche Telekom. Tele2 will become a minority owner of 25 percent in the merged entity following a successful closing of the transaction.
Tele2’s purpose is to fearlessly liberate people to live a more connected life. We give people the power to connect whatever they want, wherever they want, and whenever they want. We believe the connected life is a better life. The more people, places and things are connected, the more value is created.
Tele2 has a history of challenging the monopolies, and going forward we will continue to break down barriers to enable increased connectivity. We will do so by continuously challenging unfair pricing and complexity, but also by taking a leading position in encouraging and empowering the connected life for our customers. People need a champion to unlock the benefits of the connected life they want. Tele2 is that champion.
Tele2’s position and strategic priorities vary across its footprint and while there are important local differences, Tele2’s “How we win choices” support the overall objective for the Group and go beyond the local context, and thus apply to all countries where Tele2 operates.

How we win choices
■
Positively fearless brands – Tele2 aims to have the most loved brands in each of our markets by making our customers positively aware and delightfully surprised with how we constantly reshape their connected lives. We are obsessed with understanding our customers’ needs, and reinventing the products and propositions that will challenge the industry. Our challenger spirit will be seen in the way we act, communicate, and offer value to our customers.

■
Connecting things our customers love – Tele2 aims to be the partner of choice for consumers and businesses who want to live a truly connected life. We will continue to strengthen our mobile position and prepare for 5G and future network exploitation. We expect an explosion of connected devices in the coming years, and we will aim to make it easier for our customers, both consumers and businesses, to connect the things they love the most.

■
Digital first customer experience – The customer experience offered by the telecom industry is in the early stages of digital maturity. Tele2 puts the customer at the centre of its strategy and always strives to provide the best possible experience regardless of the channel. In the digital age, Tele2 will create a digital culture internally, with excellence in Big Data capabilities to create and provide a much improved and more seamless digital experience for our customers.

■
Winning cost structure – Tele2 always has and continues to aim to be the most cost efficient operator in the industry. Simplification, disciplined investment, consolidation and transformation are key themes that are enabling us to continue providing great value to our customers. Looking forward, we will leverage the efficiency opportunities arising from digital, cloud and technology transformation to have the most efficient operations.

■
Winning people & culture – Tele2’s culture and strong values, “The Tele2 Way”, make the foundation for attracting and retaining driven and engaged talent. With an emphasis on leadership and embracing flexible and efficient ways of working we will continue to have one of the strongest cultures and team of people in the global telecom industry.

Our ambition
■	Happiest customers - Tele2 shall be the operator of choice for service and value for money. As a result, customers will reward us with their loyalty.
■	Most engaged employees - Tele2 shall be considered a great place to work and as a result will attract and retain the best people who can deliver on our ambitions.
■	Profitable growth - Tele2 shall have the best Total Shareholder Return (TSR) within its peer group.

By having the happiest customers, the most engaged employees and a unique set of winning strategies, Tele2 shall deliver profitable growth and the best TSR within its peer group. These fundamental priorities and objectives will continue to guide Tele2’s activities going forward.

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Net sales per country	Net sales per service

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Sweden	SEK million	2017	20161)	Growth
	Number of customers (in thousands)	4,016	4,131	–3%
	Net sales	15,896	13,195	20%
	of which mobile end-user service revenue	7,732	7,349	5%
	EBITDA	4,329	3,836	13%
	1) TDC Sweden acquired on October 31, 2016

2017 in brief
Despite a competitive mobile space, Tele2 continued to deliver solid mobile end-user service revenue growth, driven by strong demand for mobile data. Fixed revenue continued to decline and the introduction of Roam Like at Home (RLAH) in June had a negative impact on EBITDA, but despite these headwinds, Tele2 managed to increase its EBITDA contribution through benefits from the Challenger Program and synergies from the integration of TDC Sweden, a business acquired in 2016.

In 2017, Tele2 prioritized mainly three areas:
■	Continued maximization of the dual brand strategy, aimed at targeting Tele2 and Comviq for different market segments
■	Drive growth through further data monetization to offset effects from RLAH
■	Growth in the B2B segment and integration of TDC Sweden

Dual brand strategy and data monetization
During 2017, further steps were taken on the dual brand journey through the launch of Unlimited and the new Power 2 concept within the Tele2 brand. Comviq continued to strengthen its position amongst sub-brands through successful initiatives like doubling customers data allowance without any extra charge, thus contributing to the significant increase of postpaid customers. Comviq’s success was recognized as it won the Evimetrix Swedish Brand Award, being named the strongest telecom brand in the market.
As expected though, the impact of higher costs related to the RLAH introduction could not be fully compensated for by data monetization efforts.

Growth in B2B and integration of TDC Sweden
In the Large Enterprise segment, the integration of TDC Sweden progressed well with synergy realization ahead of plan, driven by the cancellation of an MVNO contract earlier than anticipated and reductions in SG&A costs. Revenue growth was on the other hand hampered by weaker customer additions than estimated at the end of 2016 and during the first half of 2017, as well as price pressure in the market. However, significant new and extended contracts were signed during the year such as PostNord, three municipalities in the Skåne region, Landstinget Dalarna, WSP Sweden, Kriminalvården and the Swedish Migration Agency.
The overall financial development in the SME segment improved during the year, somewhat related to a more benign competitive environment compared to previous years, but first and foremost driven by our improved product offerings that contributed to increased ASPU levels despite reduced roaming revenue following the RLAH regulation.

2018
Tele2 will continue to leverage on its dual brand strategy, positioning Comviq as the modern mobile price fighter and the Tele2 brand as the natural choice for a connected life. In the B2B space, the aim is to continue the positive momentum in both customer intake and ASPU development within the SME segment, and within the Large Enterprise division to continue the integration of TDC Sweden as well as monetizing the cross-selling opportunities that this acquisition has created. Following the successful first year of integration of TDC, the synergy target of SEK 300 million can possibly be raised during 2018, as announced in connection with the Q4 results, and integration is forecasted to cost less than the initial SEK 750 million estimate.
In the beginning of 2018, Tele2 announced its intention to merge with the fixed broadband and TV provider Com Hem to create a stronger customer champion in an ever-more integrated Swedish society. Hence, one focus area for 2018 will be for Tele2 Sweden to prepare itself for one of the most complementary mergers in the industry, in order to secure a smooth integration that allows for customer offerings which meet the demands of tomorrow, both in the consumer and business space. The transaction is contingent on approval by shareholders of both companies and subject to regulatory approval, which means that the deal is expected to close during the second half of 2018. Until the transaction is closed, both operators will continue to act as standalone companies.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Lithuania	SEK million	2017	2016	Growth
	Number of customers (in thousands)	1,792	1,773	1%
	Net sales	1,949	1,687	16%
	of which mobile end-user service revenue	1,104	968	14%
	EBITDA	667	567	18%

2017 in brief
In 2017, Tele2 continued to grow in all segments including residential, B2B and mobile broadband services, through its data monetization strategy with gradual renewals of its commercial propositions in the different segments of the customer base, supported by the strong increase in data consumption. Moreover, Tele2 took a significant share of new smartphone sales which contributed to revenue growth but had a limited effect on EBITDA due to the high competition in the hardware sales market.
Ahead of the RLAH introduction, Tele2 introduced, as part of its data monetization strategy, new price plans for postpaid customers which supported the revenue increase. EBITDA rose compared to last year, although negatively impacted by higher costs related to the RLAH introduction.
At the end of the year, Tele2 was named the country’s most transparent company by Transparency International, based on a review of organizational, financial and anti-corruption transparency among all of the country’s large companies.

2018
In 2018, Tele2 expects continued growth of data consumption which will be driven by growing network capacity, deeper penetration of 4G capable devices and growth of data-driven services. Tele2 will continue its focus on customer retention and acquisition, residential prepaid to postpaid migration, and growth within mobile broadband and B2B. Other important focus areas will be the implementation of mobile payment services and customer experience digitalization.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Latvia	SEK million	2017	2016	Growth
	Number of customers (in thousands)	952	945	1%
	Net sales	1,152	996	16%
	of which mobile end-user service revenue	686	600	14%
	EBITDA	414	318	30%

2017 in brief
In 2017, the Latvian mobile market was characterized by new price propositions, due to the introduction of RLAH, and 4G infrastructure development. In this environment, Tele2 managed to accelerate its attraction to a higher profile valuable customer base through the well-planned introduction of RLAH price plans and a superior 4G network performance.
2017 was a great growth year for Tele2. A focused data monetization strategy in combination with success in the B2B market secured strong growth in mobile end-user service revenue, supported by the implementation of attractive RLAH offers, transition of customers from prepaid to postpaid, and ensuring the strongest postpaid commercial presence in the market. Top line growth coupled with disciplined cost management produced an increased EBITDA margin of 35 percent compared to 32 percent in previous year.
Tele2 also continued its 4G performance development to improve its already market leading position with the best coverage and fastest network, with speed levels clearly outperforming competition.

2018
Tele2 aims to continue to build on its positive momentum within customer service excellence and attractive commercial offers to strengthen the market position. The key focus areas in 2018 are further data service revenue growth both in the residential and B2B segments, development of digital distribution and service channels, increasing network quality perception, and continuation of the prepaid to postpaid customer migration.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Estonia	SEK million	2017	2016	Growth
	Number of customers (in thousands)	464	479	-3%
	Net sales	732	693	6%
	of which mobile end-user service revenue	458	431	6%
	EBITDA	178	168	6%

2017 in brief
2017 was characterized by continued high demand for data services, resulting in solid mobile end-user service revenue growth for Tele2. Despite the competitive environment and the impact of RLAH, Tele2 managed to increase its EBITDA.
The push into B2B with a broader range of services continued to be a success with several state and private sector tenders won. In the mobile broadband segment, Tele2 increased its market share on the back of a successful partner strategy.
To cater for the ever-increasing demand for data services, Tele2 focused on adding 4G base stations on new frequencies to further increase capacity and coverage, thus adding to the already superior 4G quality with the highest maximum speeds in the country.
The store renovation program launched last year was finalized, and bore fruit immediately with a strong increase in demand for equipment and accessories.

2018
Key priorities in 2018 include continued monetization of the increasing data demand and investments into digitalizing sales and customer service channels. In B2B, focus will be on continued development of a full fixed mobile convergence product portfolio to provide a one-stop shop for business customers. The biggest challenge for the year is to retain the mobile broadband market share in a highly competitive environment.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Kazakhstan	SEK million	2017	20161)	Growth
	Number of customers (in thousands)	6,914	6,440	7%
	Net sales	2,727	2,152	27%
	of which mobile end-user service revenue	2,102	1,555	35%
	EBITDA	649	221	194%
	1) Altel acquired on February 29, 2016

2017 in brief
During 2017, the jointly owned company finished the integration process of Tele2 Kazakhstan and Altel, leading to enhanced operational efficiency and scale benefits, thus producing a stronger and more competitive player in the market. Most of the integration process in 2017 was focused on Tele2 and Altel network synergies, and during the second half of the year the integration of more than 1,740 co-located sites was finalized.
Network quality is an important foundation of the company’s strategy, and during the year we managed to increase the 4G population coverage to 73 percent, with 44 percent of the population covered by LTE-advanced services, thus further strengthening our technology leadership in 4G.
Mobile end-user service revenue continued to grow at a rapid pace on the back of adding almost half a million customers coupled with higher ASPU levels through step-change price increases over the past two years, both for new and existing customers, as well as the introduction of unlimited offerings in the mobile broadband segment. Top line growth together with improved operating leverage and integration synergies produced a strong EBITDA growth.
As a result of the improved performance, the earn-out obligation, which is based on fair value, was on December 31, 2017 valued at SEK 432 million, compared to SEK 100 million at the end of 2016, and the change is reported under financial items (Note 11). In the fourth quarter, a first repayment of KZT 3.3 billion was made on the shareholder loan extended by Tele2 Group to Tele2 Kazakhstan, out of a total amount of KZT 97 billion plus accumulated interest.

2018
In 2018, the jointly owned company aims to continue data monetization efforts and attract new customers through its dual brand strategy, and further improve its operational efficiency. Furthermore, the company will build on its already leading technology position and expand LTE and LTE-Advanced services across additional locations, whilst maintaining a disciplined investment strategy.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Croatia	SEK million	2017	2016	Growth
	Number of customers (in thousands)	841	801	5%
	Net sales	1,674	1,529	9%
	of which mobile end-user service revenue	937	866	8%
	EBITDA	67	102	-34%

2017 in brief
Following 2016, which was a year of launching 4G services, a new communications platform and a flexible portfolio, 2017 was highlighted by the introduction of unlimited offerings. In April, Tele2, as the first operator in Croatia, launched unlimited data offerings for both smartphones and mobile broadband. The new positioning focused on fearlessly liberating customers to live more enjoyable and connected lives for a reasonable price, thus further cementing Tele2 as an open and flexible challenger. In the prepaid segment, the main focus was to continue to develop more flexible propositions and to introduce more transparency for the customer, e.g. by focusing on data cost control and removing call setup fees.
In 2017, Tele2 increased the customer base by 40,000, which was purely driven by the postpaid segment through good uptake of the new unlimited offerings, both for smartphones and mobile broadband.
RLAH had a positive net effect on Tele2 as Croatia welcomes a lot of tourists, thus benefiting from visitor roaming revenue.
Net sales increased in 2017 mainly due to strong growth of mobile end-user service revenue from good uptake of new propositions as well as an increased customer base. Top line growth filtered through and resulted in an increased underlying EBITDA. However, at the end of the year, a provision of SEK 89 million was recognized related to doubtful receivables (Note 6), thereby resulting in a lower reported EBITDA than the year before.

2018
Tele2 will continue to focus on improving the customer experience, being digital first and a data-driven company. The positive momentum in postpaid is expected to continue as the company will focus on developing and expanding different solutions during 2018 which will further encourage data usage and boost the unique position as the only operator with unlimited data offerings.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Germany	SEK million	2017	2016	Growth
	Number of customers (in thousands)	368	442	-17%
	Net sales	612	708	-14%
	of which mobile end-user service revenue	337	382	-12%
	EBITDA	269	295	-9%

2017 in brief
Whilst the overall strategy in the country remained unchanged with a focus on profitability and cash generation, the operational activities centered on maximization of customer lifetime value. This in combination with continued rigorous cost controls contributed to the increased EBITDA margin of 44 percent compared to 42 percent in the previous year.

2018
Tele2 will continue to focus on profit and cash contribution in 2018, further pursue cost optimization and realize margin improvements through customer value management activities.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Netherlands (reported as a discontinued operation)	SEK million	2017	2016	Growth
	Number of customers (in thousands)	1,575	1,438	10%
	Net sales	5,941	5,954	0%
	of which mobile end-user service revenue	2,061	1,515	36%
	EBITDA	386	-245

2017 in brief
Tele2 continued to increase the mobile customer base, with the share of customers on our own network growing steadily. In addition, the retail footprint was extended in terms of own stores, thereby increasing high street presence. Mobile end-user service revenue grew on the back of an increased customer base and higher ASPU levels. However, pressure within the fixed broadband and telephony markets continued.
In May, new regulations were introduced, controlling the consumer credit that is linked to sales of handsets. This regulation moved the market towards more SIM only sales which in turn reduced acquisition costs, and therefore, together with the increased top line and better network economics, contributed to a higher EBITDA compared to previous year.
In December, Tele2 and Deutsche Telekom announced an agreement to merge the companies’ Dutch operations to improve the ability of the business to take on the Dutch market duopoly, while also bringing forward cash returns for the Tele2 Group and improving the risk profile. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The deal is subject to regulatory approval, so until clearance, which is expected during the second half of 2018, both providers will continue to act as independent companies.
In 2017, an impairment of goodwill of SEK 1,194 million was recognized related to the cash generating unit Netherlands. The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations (Note 36).

2018
Tele2 will continue to invest in its 4G mobile network and further build out its successful “Fun Rebel” presence by offering market distinctive mobile propositions with a great customer experience.
In addition, Tele2 will prepare for the merger with T-Mobile Netherlands, to secure a smooth integration process in order to set up the combined company for future success.

Net sales	EBITDA & EBITDA margin	Net sales per service

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Acquisition and divestments

On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population. The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in the second half of 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.
On October 10, 2017 the Austrian competition authority announced that they have approved Tele2’s divestment of its Austrian operations to Hutchison Drei Austria GmbH (Three Austria) announced in July 2017. The divestment was closed on October 31, 2017. The Austrian operation was sold for SEK 867 million and resulted in a capital gain of SEK 316 million, including costs for central support system for the Austrian operation and other transaction costs. In addition, the capital gain was affected negatively with SEK 530 million related to recycling of exchange rate differences previously reported in other comprehensive income, which was reversed over the income statement but with no effect on total equity or cash flow. In addition to the purchase price, there is a possibility to receive an earn-out of EUR 10 million (SEK 98 million), that will be paid over 24 months depending on the development of the business. No portion of the earn-out has been recognized as of December 31, 2017. The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.
Further information can be found in Note 36.

Events after the end of the financial year

On January 10, 2018 it was announced that Tele2 and Com Hem have agreed to merge to create a leading integrated connectivity provider. The merger is subject to regulatory approval by the relevant competition authorities and is therefore expected to close during second half of 2018. The completion of the merger is also subject to approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings. At completion of the merger, Anders Nilsson will become the CEO of Tele2.
Further information can be found in Note 39.

Risks and uncertainty factors

Tele2 works proactively to identify and monitor the most significant risks through an enterprise risk management process. The purpose of this process is to minimize surprises and improve decision making in order for Tele2 to achieve its strategic, financial, compliance and operational objectives. A description of the risk management process can be found in the Tele2 Corporate Governance report available on Tele2’s website www.tele2.com. A summary of the top risks identified and how they are managed is presented below.

The top risks
Insufficient spectrum availability
Tele2’s ability to retain customers may be hampered by not being able to obtain required spectrum licenses or frequencies at a reasonable price or at all. Due to this, Tele2 may not be able to upgrade, maintain and expand its network. Hence, Tele2 has put in place processes to ensure compliance with license requirements to increase chances of renewal and extension of existing licenses or obtaining new licenses. Tele2 also works in close contact with regulators and industry associations to become aware of upcoming license distributions or redistributions, but the outcome of such distributions is coupled with uncertainty.

Regulation not supporting business
Changes in legislation, regulations and decisions from authorities for telecommunication services can have a considerable effect on Tele2’s business operations and the competitive situation in its operating markets (e.g. less flexibility in setting tariff structures for interconnection and roaming services). Access regulation, which ensures access to incumbents copper and fiber networks, may be relaxed with the review of the European Telecoms Regulatory Framework, as a result of which the competitive pressure on the Group might increase. Price regulation, in the area of access and interconnect, have great impact on Tele2, and could also result in a risk for disputes with other operators. Tele2 works actively with telecom regulators and industry associations, in order to promote sufficient regulation which supports fair competition in its operating markets.
As an example of recent changes in regulation affecting Tele2, the Supreme Court of the Netherlands found in the final instance that mobile contracts that are bundled with a free or discounted device are to be treated as consumer credit or installment purchases. Accordingly, with effect from May 1, 2017, such contracts are subject to the Dutch consumer credit law with a potential impact on the Dutch market on sales of subscriptions bundled with handsets. Tele2 Netherlands has implemented the necessary requirements to ensure compliance with these new consumer credit regulations.

Market dynamics
Increase in competitors’ activity, new entrants, lower prices and customer offerings (e.g. Fixed Mobile Convergence offerings), new technology and market dependency could lead to adjustments in the business model, changes in the company’s business and pricing strategy, development of new market segments (e.g. IoT) or new forms of connectivity (e.g. VoIP and embedded SIM), changed customer behavior (such as revenue migration from voice to data), decrease in customer growth rates and loss of market share and competitive position. Tele2’s senior executives closely monitor technological advances and competitive market changes to adapt its strategies to be able to benefit from their possibilities. Also, growing the business in other markets, is not only a way of growing local market shares and revenues, but also a way of reducing dependence on the bigger markets (e.g. Sweden).

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Conducting business in competitive markets can also result in Tele2 being investigated by authorities or institutions such as the European Commission, who on April 25, initiated an investigation on the premises of Tele2 and other Swedish mobile network operators about possible anti-competitive cooperation between operators in the wholesale mobile market and/or possible abuse of collective dominant position. Tele2 is committed to providing full cooperation during such investigations.

Failure to deliver on strategic transformation initiatives
Should Tele2 be unable to execute its business strategy and successfully implement strategic initiatives such as acquisitions (including integration) and divestments, it could impact the Group’s business, financial condition and result of operations. To ensure successful execution of its strategy, Tele2 is continuously developing its financial and management information control systems, executing strong integration programs and attracting and retaining qualified management and personnel.

Unpredictable Kazakhstan investment
In Kazakhstan, the political, economic, regulatory and legal environment, prevailing corporate governance codes, business practices and the reporting and disclosure standards are still developing and are less predictable than in countries with more mature institutional structures. These circumstances increases the need for thorough ethical considerations when doing business in Kazakhstan. The ethical risk is managed through measures taken to align with the Tele2 way of working and our Code of Business Conduct thereby ensuring transparency of operations.
Also, under the shareholder agreement between Tele2 and Kazakhtelecom, Tele2 can exercise a put option in March 2019. Such put option would trigger a share of the equity value to be paid to Tele2 and the reimbursement of the shareholder loan. Such repayment may be negatively impacted by a possible negative equity value, exchange rate depreciation and an inability of Kazakhtelecom to raise debt or equity to repay the loan to Tele2. Tele2 is working to deliver improved commercial and financial performance to drive equity value upwards, and has a strong belief in its ability to avoid a negative equity value situation.

Failure of Network IT and infrastructure
The mobile networks are Tele2’s major assets and a pre-requisite to be able to deliver a qualitative and profitable service. Any incident or disruption as well as delays in roll-out and upgrades could have serious consequences. Tele2 manages this risk by ensuring changes and upgrades are made in a controlled manner, ensuring redundancy of systems and networks, ensuring back-up of data and performing restoration testing, and by closely monitoring systems and network performance and incidents on a 24/7 basis.

Data protection and cyber security
The Group’s operations manages significant network and data volumes and therefore aims to ensure network integrity, data security and protect customers’ personal data. Along with increased digitalization, cyber-attacks are increasing and becoming more advanced and could, if not properly mitigated, lead to major disruptions on customer services and on internal IT infrastructure. Also, a new Data Protection Regulation will be effective May 25, 2018 where breaches of customer’s personal information could potentially result in major fines and significant reputational damage. Tele2 is working actively to be able to comply with any such requirement through strengthening of its systems and processes, updated security systems and software to prevent intrusions and attacks, performance of frequent penetration testing, and ensuring solid processes for incident management and escalation to ensure that our customer’s personal data is secured and protected.

Instability in partnerships and Joint Ventures
Tele2 is dependent on handset manufacturers such as Apple and Samsung for attracting customers and on equipment and network suppliers for rolling out networks to be able to offer good quality access services. In Sweden and the Netherlands, Tele2 has reached agreements with other telecom operators to build and operate common network infrastructures. In some other countries, Tele2 depends on agreements with other network operators to provide mobile and roaming services. Any of these third party relationships impose risks, be it in the form of delays in roll-out, limitations for customized development, limitations on operating profitability or legal proceedings. Tele2 continuously evaluates existing agreements and manages co-operations with its partners through continuous dialogue or through legal options, if necessary.

Unstable geopolitical conditions
Since Tele2 operates in a global environment, it is and will be affected by the general economic environment, political uncertainties, local business risks as well as laws, rules and regulations in individual countries, thereby affecting demand for the company’s services. Also, depending on how the situation evolves the changed geopolitical situation following the Crimea crisis could potentially affect some of Tele2’s operations, particularly in the countries bordering Russia such as Kazakhstan and the Baltic countries. Tele2 is therefore closely monitoring the development on world events and is kept informed by local management, government officials and independent sources.

Financial Risks
Through its operations, the Tele2 Group is exposed to various financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Financial risk management is mainly centralized to the Group Treasury function, tax matters to the Group Tax function and impairment recognition to the Group Financial Reporting function. The aim is to control and minimize the Group’s financial risks as well as financial costs, and optimize the relation between risk and cost. Further information on financial risk management can be found in Note 2.

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Employees

On December 31, 2017, the number of employees in Tele2 was 5,670 (5,701), excluding discontinued operations. Please refer to Note 32 and Note 33 for additional information regarding the number of employees, split by gender and age group, and personnel costs.
Tele2´s performance and values driven organization is the foundation for attracting and retaining the right people. Tele2 is an organization where great leadership creates a fertile environment for highly engaged employees. Tele2 is focused on creating agile and lean ways of working and continuously improving the balance between long and short-term perspectives.
Tele2´s culture embraces diversity and includes people in decision making. It is a culture where Tele2 challenges its employees, as much as they challenge Tele2, to deliver outstanding customer value. We call it the Tele2 Way.

Focus areas
Tele2´s main focus areas within people management are stated below.

Leadership and Tele2 Way
Tele2 is a values driven organization where our leaders serve as role models and ambassadors for our culture. The Tele2 leadership profile sets out Tele2´s expectation of leaders and shapes how Tele2 recruits and develops leaders. Tele2´s leadership profile supplements the Tele2 Way’s “Walk-the-Talk”, our embedded training for managers on Tele2s history, strategy and values.

Performance and Talent Development
Tele2 has a common performance development approach for the Group focusing on encouraging a continuous performance dialogue between manager and employee as well as between peers. The approach seeks to ensure that all employees have clear and updated goals, frequent check in’s with their manager and receive relevant feedback to help them to develop. The Tele2 Way, is an important backbone to our performance development approach.
Tele2 strongly supports and encourages internal development, moves and promotions. Tele2 continues to focus on increasing employee diversity. For gender diversity, Tele2´s ambition is that the percentage of female managers and leaders reflects the percentage of total female employees within the company as a whole.
Tele2’s talent management approach is targeted to strengthen leadership succession to managerial and key roles, develop our people and minimize business risk.

Learning and Development
Tele2 believes that talented employees develop quickest through exposure to stretching work assignments together with great coaching support. Most learning comes from experiences, such as job rotations, participation in cross-functional projects and challenging work tasks. This is supplemented by mentoring, coaching relationships and targeted training.

Reward and Recognition
Tele2 offers competitive compensation and benefit packages in order to attract, retain and motivate employees. Tele2’s compensation packages are determined with reference to the local market and Tele2 participates in salary benchmark surveys annually to ensure that its offerings remain competitive in terms of base salary, short-term incentives, long-term incentives and benefits. The company believes in pay for performance; high-performing individuals should be rewarded well.

Engagement
Engaged employees perform well, walk the extra mile and are personally motivated to make Tele2 an even better place to work.

Every year, Tele2 conducts an employee survey called ‘My Voice’. The survey measures:
■	Managers´ leadership capabilities by means of the Leadership Index (LSI);
■	Employee engagement;
■	Tele2’s internal attractiveness as an employer by means of the Net Promoter Score (NPS);
■	Tele2 Way Index (TWI), assessing how well Tele2 lives its corporate values.

A total of 92 (91) percent of all employees participated in the 2017 survey. My Voice showed that a total of 85 (84) percent of Tele2’s employees are fully engaged and satisfied which is in line with high-performing benchmarked companies. All managers and organizational units each year identify engagement-related goals.

Employer Branding
Tele2 has a global Employer Value Proposition (EVP) which is summarized through the concept ‘Fearlessly Liberating Potential’. Tele2 recognizes the importance of the EVP concept being true, credible, relevant, distinctive and aspirational. Hence, to further clarify the concept and set the ambition level, three supporting pillars have been defined: Fearless Challenger, Liberating Workplace and Sparking Potential.
■	Fearless Challenger conveys the Tele2 challenger spirit which is brought to life through Tele2s creative and innovative products and services, as well as our focus on learning.
■	Liberating Workplace conveys the flexible, digital and inspiring Tele2 workplace which enable productivity and work/life balance.
■	Sparking Potential conveys Tele2’s entrepreneurial culture and incredible leaders who gives employees the freedom to explore their full potential and to get things done.

The EVP concept is brought to life through our cross country social media channels WeAreTele2 (#WeAreTele2) where each country within the Tele2 Group contributes to the content. WeAreTele2 is currently present at LinkedIn, Instagram, Facebook and Twitter.

Tele2 – Annual Report 2017	23

Administration report

Corporate Responsibility (CR)

Sustainability Report
In line with its obligation following from to the Swedish Annual Accounts Act, Tele2 has this year prepared a separate Sustainability Report. In this report, Tele2 provides non-financial information based on the GRI Standards Framework. The report is available online at www.tele2.com, and is also available in a PDF file format from the same website. Some parts of the Sustainability Report can also be found in Note 38.

Responsible Challenger
Tele2 prides itself in being a Responsible Challenger, which is why CR can be found at the heart of its Corporate Strategy house. This central place is not merely symbolic; Tele2 takes CR into account in all of its day-to-day business decisions, and strongly believes that by doing so, it creates more value for its customers, employees and shareholders. The mobile industry is going through exciting times, and as more people and things are getting connected every day, Tele2’s responsibility grows. Responsible Challenger can therefore not be a static concept, nor can Tele2 allow itself to be satisfied with results achieved over previous years. This is the reason why the Responsible Challenger strategy of Tele2 is reviewed on a yearly basis, making sure Tele2 remains at the forefront of CR. Tele2´s CR strategy defines five focus areas: ethics and compliance, privacy and integrity, diversity and inclusion, child protection, and environment. Through a proactive approach, Tele2 aims to minimize risks where needed, and make a positive contribution where possible. Going forward, Tele2 is going to further increase its focus and establish concrete goals, as well as increase the coordination of all its activities in the area of CR.
During 2017, Tele2 has been recognized for its efforts in the area of CR. Tele2 was top-rated (A) by Nordea, making Tele2 investible for their Star funds. FTS4Good, one of the leading sustainability indices that measures the ESG performance of companies, again included Tele2 in their index. Tele2 was ranked as #1 transparent company in Lithuania by Transparency International in a comparison of the 49 largest companies in Lithuania. The Mistra Center for Sustainable Markets from the Stockholm School of Economics recognized Tele2 for “walking the talk” when it comes to CR, doubling its “walking” score since the last report of 2015. In August 2017, the Tele2 Leadership Team raised SEK 300,000 for SOS Children Villages by organizing a sponsored Bike Tour through the Baltics.

Focus Areas
Ethics and Compliance
Tele2 is committed to maintaining high ethical standards in all aspects of doing business, and therefore takes a proactive approach to ethics and compliance. This is done for example through Tele2’s Code of Conduct and by providing training to employees. The Code of Conduct ensures that Tele2’s ethical values are upheld, through its employees, contractors and business partners. The Code of Conduct is based on the relevant guiding principles from the UN Global Compact. In 2017, Tele2 has started work to review the Code of Conduct, to ensure that it continues to reflect Tele2´s standards as the world around us is changing.
All Tele2 employees are required to sign the Code of Conduct yearly and must complete an online training to support their knowledge of doing ethical business. Tele2 also requires its business partners and affiliates to follow its commitment, by signing the Business Partner Code of Conduct. Tele2 follows up on compliance with the Code, for example through monitoring done by Tele2’s procurement department and through regular internal control activities. Employees and other persons that interact with Tele2 can notify a breach of the Tele2 Code of Conduct through a whistle blowing mechanism and enjoy protection under the whistle blower policy. More information about these processes is available on www.tele2.com and in Tele2’s Corporate Governance Report.
Tele2 has completed the integration of Tele2 Kazakhstan and Altel in 2017. Tele2 has consistently focused on ensuring that the merged entity follows the same ethics and compliance standards as the rest of the Tele2 Group. Tele2 has presented its first annual status update CR report on Kazakhstan, a promise Tele2 made to the market when it signed the joint venture agreement. In 2017, Tele2 continued the trainings on anti-corruption, conflict of interest, privacy, freedom of expression, and Tele2’s whistle blower policy for all employees in Kazakhstan. By the end of 2017, 80 percent of Tele2 employees in Kazakhstan received their training. For a complete view of Tele2’s approach to ethics and compliance regarding the Kazakh operation, please see the 2017 annual status update report on CR in Kazakhstan, available on Tele2.com.

Privacy and Integrity
Tele2 considers its customers’ right to privacy, integrity and freedom of expression of the utmost importance, and is extremely proud of the fact that the landmark case of the European Court of Justice on data retention is now referred to as “the Tele2 case”. In order to protect and respect privacy rights, every operation within the Tele2 Group takes responsibility for privacy and data protection, and is equipped with resources accordingly. They are supported by a group function that promotes the correct application of privacy and data protection requirements, by providing guidance and feedback.
In 2017, Tele2 has been working diligently to prepare for implementation of the requirements from the EU General Data Protection Regulation. Tele2 is revising its policies, systems and governance on privacy and data protection, to ensure it is compliant when the regulation becomes applicable on May 25, 2018. Tele2 developed a new privacy policy in 2017 that determines the framework for how Tele2 works with privacy. Attached to this policy are standards that all operations need to follow when they are working with personal data. This results in an overall process that mitigates the risks of working with personal data, while at the same time it allows Tele2 to keep offering relevant services to its customers.
Tele2 engages employees by making relevant information available to them through training. For example, Tele2 recently launched a data protection awareness movie. The movie provides insight to employees into privacy and data protection, why it matters and how it affects their work. This movie is available in all languages of the areas where Tele2 operates. Employees are required to view the movie as part of their continued training.
Governments are empowering investigative authorities to have special access to Tele2’s systems and user information, to combat crime and terrorism. Legislation in various of its operating markets requires Tele2 to retain communications (meta)data, make (meta)data available to authorities and to make it possible for authorities to monitor communications. If this is done with an appropriate legal basis, and applied in a way that is justified and proportionate, Tele2 cooperates. However, Tele2 takes a stance to defend its own interests and those of its customers when governments propose disproportionate means to access customer data, or when authorities request information in a way that is incompatible with fundamental human rights.

24	Tele2 – Annual Report 2017

Administration report

Diversity and Inclusion
Tele2 aims to have a diverse and inclusive culture, in which difference is recognized and valued, so everyone can be at their best. This makes Tele2 employees to be highly engaged, and enables great development of skills and expertise. Tele2 is proud of having a diverse customer base, and aspires that its workforce reflects this customer base. Tele2 believes that by attracting diverse talent, Tele2 will grow and deliver even stronger business results. A diverse workforce helps Tele2 innovate and renew itself by leveraging on the diverse perspectives, skills and experience of employees and other stakeholders.
In 2017, Tele2 has revised its Diversity and Inclusion Policy. This policy is applicable to all employees and outlines those company and employee responsibilities which ensure diversity within the Tele2 organization. The objectives for Tele2 include (amongst others): pay equality and gender balance, gender diversity in the workforce fully reflected in the manager population, and zero discrimination cases upheld.
Tele2 also continued its engagement with Reach for Change throughout 2017. Through the program Tele2 enables social entrepreneurs to help improve children’s lives on a big scale. This includes focus areas such as social inclusion, allowing children from marginalized groups to participate in society on more equal terms, and expression and participation, which helps children express themselves and participate in society through improved access to information. Tele2 made resources available to Reach for Change to help 30 social entrepreneurs. In total, 66 of its employees in Croatia, Kazakhstan, Lithuania and Sweden have committed time as mentors or advisors. In Sweden, Tele2 collaborated with Reach for Change to organize the “Hack for Integration” innovation workshop at Almedalsveckan, Sweden’s largest yearly political gathering. Tele2, Reach for Change and Nokia collaborated on a project creating real-time translation services based on Microsoft technology. The service promotes participation of newly arrived young immigrants in the Swedish society.

Child Protection
Tele2 takes the protection of children very seriously, and takes concrete action by stopping the distribution of child sexual abuse images in its networks. In close collaboration with INTERPOL Tele2 actively blocks access to child sexual abuse material, using a diligent process. Material that has been identified by INTERPOL as containing child sexual abuse is identified through a digital ‘fingerprint’. Material with the same fingerprint is blocked on Tele2’s networks and users trying to access this material are redirected to a website that informs them of the reason why access is blocked. This applies both to Tele2 networks used by customers as well as employees. In 2017, on average Tele2 blocked approximately 500,000 images per month in its networks. During the year, Tele2 together with ECPAT and other operators, formed a coalition in Sweden. This coalition takes action to end the sexual exploitation of children online, by benchmarking and exchanging information on how to combat distribution of child sexual abuse images on the Internet.
In 2017, Tele2 launched a survey amongst children in the age of 9 to 14 years in Sweden, Estonia, Latvia and Lithuania about their behavior on the internet. Over 2,000 children were interviewed or responded to the survey through the web portal. With the survey, Tele2 has been able to provide insight into children’s internet usage habits, what they experience online and how they deal with such experience. One remarkable outcome was that one out of ten children has chatted online with an unknown adult, another that 1 child out of every class has been approached by an unknown adult on the internet to meet up in person. For a full report on the survey, please go to www.tele2.com.

Environment
Tele2 contributes to a better environment, not only by scrutinizing its own environmental footprint, but also by enabling other companies and individuals to be more efficient through offering of smart IoT solutions.
The main impact of Tele2’s environmental footprint is caused by the use of electricity in its networks. The strong increase in demand for data connectivity automatically drives an increase in energy usage. Tele2 is looking at ways to efficiently mitigate this, by being able to deliver more data capacity for the same amount of energy usage. Tele2 applies three principles to be an energy efficient operator. First, Tele2 always aims to share some or all of its radio network elements in its operations, which is more efficient than individually owning networks. Secondly, Tele2 tries to have its network loaded as much as possible, which leads to a higher ratio of data transported per energy consumed. Third, Tele2 tries to optimize energy consumption in the network through updated equipment, software and operational settings. In line with its goal to optimize energy consumption, Tele2 Sweden continued its participation in SooGreen during 2017. SooGreen is an initiative with partners from across the value chain that aims to study energy-optimization in mobile networks. Tele2 contributes by providing network data, resources and knowledge. Tele2 is the only Swedish operator involved in the SooGreen project. Tele2 was able to show concrete results of its efforts in 2017 to national and EU government representatives.
Tele2’s services can be used as a platform to help others reduce their environmental footprint. Teleworking and videoconferencing allow employees and businesses to eliminate parts of their travelling, thereby reducing emissions. Furthermore, Tele2 offers smart IoT solutions that help other companies reduce their environmental impact from their operations. For example, Tele2’s IoT solutions help transportation companies like 1-Fleet Alliance to manage their fleets more efficiently, enabling them to save up to 10 percent of their fuel consumption. Tele2 IoT also enables services with a direct positive environmental impact, like the electric vehicle charging solutions provided by Vattenfall.

Work of the Board of Directors

The Board of Directors is appointed by the Annual General Meeting for terms extending until the next Annual General Meeting. At the Annual General Meeting in May 2017, Anders Björkman was appointed as new Board member, Lorenzo Grabau left the Board, while the other Board members were re-elected. In addition, Mike Parton was re-elected as Chairman of the Board of Directors.
The Board is responsible for the company’s organization and management, and is composed in such a way as to enable it to effectively support and manage the work of the company’s senior executives. The Board makes decisions on overall strategies, organizational matters, acquisitions, divestments, corporate transactions, major investments, and establishes the framework of Tele2’s operations by defining the company’s financial goals and guidelines. In 2017, the Board convened 7 times. In addition, 2 per capsulam meetings and 12 telephone conference meetings were held.

Tele2 – Annual Report 2017	25

Administration report

In order to carry out its work more effectively, the Board has appointed members for a Remuneration Committee and an Audit Committee with special tasks. These committees are the Board’s preparatory bodies and do not reduce the Board’s overall and joint responsibility for the handling of the company and the decisions made. Furthermore, where needed, the Board appoints members to form preparatory working groups on topics of special interest, such as questions regarding dividends and capital structure.
The Remuneration Committee’s main work includes presenting recommendations to the Board regarding remuneration and terms of employment for CEO and other senior executives. The recommendations, including recommendations for long-term incentive programmes are submitted by the Board to the AGM for adoption.
The Audit Committee has the primary task of assisting the Board in its supervision and review of the internal and external audit processes, and reviewing and ensuring the quality of the company’s external financial reporting. Furthermore, the Audit Committee supervises the internal control functions of the company.
Additional information is stated in Tele2’s separate Corporate Governance Report available on Tele2’s website www.tele2.com. Remuneration to the Board is stated in Note 33.

Proposal of guidelines for remuneration to senior executives
The Board proposes the following guidelines for determining remuneration for senior executives for 2018, to be approved by the Annual General Meeting in May 2018.
The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results, and to align management’s incentives with the interests of the shareholders. Senior executives covered by the proposed guidelines include the CEO and members of the Leadership Team (“senior executives”).
Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (STI) and long-term incentive (LTI) programs.
The STI shall be based on the performance in relation to established objectives. The objectives shall be related to the company’s overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.
The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based.
Over time, it is the intention of the Board to increase the proportion of variable performance-based compensation as a component of the senior executives’ total compensation.
Other benefits may include e.g. company cars and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurances.
The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the CEO can amount to a maximum of 25 percent of the annual remuneration (base salary and STI). For the other senior executives defined contributions for pensions can amount to a maximum of 20 percent of the senior executive’s annual remuneration (base salary and STI).
The maximum period of notice of termination of employment shall be 12 months in the event of termination by the CEO and 6 months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the CEO and 12 months for any of the other senior executives.
Under special circumstances, the Board may deviate from the above guidelines. In such a case, the Board is obligated to give account of the reason for the deviation during the following Annual General Meeting.
Board Members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board.
There are no deviations during 2017 compared with the remuneration guidelines for senior executives approved by the Annual General Meeting in May 2016 and May 2017.
In connection with entering into a merger plan relating to a statutory merger between Tele2 and Com Hem on January 9, 2018, Tele2 introduced an Integration and Retention Incentive plan for certain key Tele2 employees. The Integration and Retention Incentive plan has been designed based on external advice and is construed in line with market practice for such incentives. The Integration and Retention Incentive plan has a maximum of 19 participants, excluding the Group CEO, corresponds to 12 – 24 months base salary per participant and is conditional on the fulfilment of certain performance criteria. Payment under the plan will be made in two tranches, (i) at completion of the merger, and (ii) one year after the completion of the merger. The participants shall during the period until each respective cash award payment, in the company’s sole assessment, successfully having contributed to and facilitated the merger and also having contributed to the integration and achievement of synergy execution targets for the company post-closing. The maximum total cost for the Integration and Retention Incentive plan is SEK 50 million plus employer’s social security cost. The Group CEO of Tele2 is entitled to a Retention Incentive equaling 18 months base salary payable upon completion of the merger.
The guidelines for 2017 as proposed by the Board and approved by the Annual General Meeting in May 2017 are stated in Note 33 Personnel costs.

Parent company

Tele2 AB’s shares are listed on the Nasdaq Stockholm Large Cap list under the ticker symbols TEL2 A and TEL2 B. Tele2’s fifteen largest shareholders on December 31, 2017 hold shares corresponding to 51 percent of the capital and 63 percent of the voting rights, of which Kinnevik AB owns 30 percent of the capital and 48 percent of the voting rights. No other shareholder owns, directly or indirectly, more than 10 percent of the shares in Tele2.
The Board of Directors received authorization from the Annual General Meeting in May 2017 to purchase up to 10 percent of the shares in the company, which the Board has not made use of.

For further information on the number of shares and their conditions and important agreements which cease to apply if control over the company is changed, see Note 24.
The parent company performs Group functions and conducts certain Group wide development projects. In 2017, the parent company paid to its shareholders an ordinary dividend of SEK 5.23 per share for 2016, corresponding to a total of SEK 2,629 million.
The Board’s proposed appropriation of profit for fiscal year 2017 is stated in Note 24.

26	Tele2 – Annual Report 2017

Financial statements

Consolidated income statement

SEK million	Note	2017	2016

CONTINUING OPERATIONS
Net sales	4, 5	25,024	21,190
Cost of services provided and equipment sold	6	–14,886	–12,767
Gross profit		10,138	8,423

Selling expenses	6	–4,231	–3,728
Administrative expenses	6	–2,394	–2,198
Other operating income	7	134	151
Other operating expenses	8	–83	–120
Operating profit	4, 6	3,564	2,528

Interest income	9	24	18
Interest expenses	10	–316	–326
Other financial items	11	–338	297
Profit after financial items		2,934	2,517

Income tax	12	–262	–916
NET PROFIT FROM CONTINUING OPERATIONS		2,672	1,601

DISCONTINUED OPERATIONS
Net loss from discontinued operations	36	–2,085	–3,865
NET PROFIT/LOSS	4	587	–2,264

ATTRIBUTABLE TO
Equity holders of the parent company		425	–1,962
Non-controlling interests		162	–302
NET PROFIT/LOSS		587	–2,264

Earnings per share, SEK	24	0.85	–4.34
Earnings per share, after dilution, SEK	24	0.84	–4.34

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		2,510	1,903
Non-controlling interests		162	–302
NET PROFIT FROM CONTINUING OPERATIONS		2,672	1,601

Earnings per share, SEK		5.04	4.20
Earnings per share, after dilution, SEK		5.03	4.20

Tele2 – Annual Report 2017	27

Financial statements

Consolidated comprehensive income

SEK million	Note	2017	2016

NET PROFIT/LOSS		587	–2,264

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT/LOSS

Pensions, actuarial gains/losses	33	–29	–16
Pensions, actuarial gains/losses, tax effect	12	6	3
Total components not to be reclassified to net profit/loss		–23	–13

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT/LOSS
Exchange rate differences
Translation differences in foreign operations		232	1,094
Tax effect on above	12	18	–117
Reversed cumulative translation differences from divested companies	15	530	–
Translation differences		780	977
Hedge of net investments in foreign operations		–98	–149
Tax effect on above	12	21	33
Hedge of net investments		–77	–116
Total exchange rate differences		703	861

Cash flow hedges
Gain/loss arising on changes in fair value of hedging instruments	2	–18	–83
Reclassified cumulative loss to income statement	2	72	68
Tax effect on cash flow hedges	12	–12	3
Total cash flow hedges		42	–12

Total components that may be reclassified to net profit/loss		745	849

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		722	836

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,309	–1,428

ATTRIBUTABLE TO
Equity holders of the parent company		1,130	–1,117
Non-controlling interests		179	–311
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,309	–1,428

28	Tele2 – Annual Report 2017

Financial statements

Consolidated balance sheet

SEK million	Note	Dec 31, 2017	Dec 31, 2016

ASSETS

NON-CURRENT ASSETS
Intangible assets
Goodwill	13	5,517	7,729
Other intangible assets	13	4,106	5,821
Total intangible assets		9,623	13,550

Tangible assets
Machinery and technical plant	14	6,456	11,193
Other tangible assets	14	2,121	3,183
Total tangible assets		8,577	14,376

Financial assets
Shares in joint ventures and associated companies	16	16	9
Other financial assets	17	758	1,315
Total financial assets		774	1,324

Deferred tax assets	12	1,722	1,702
TOTAL NON-CURRENT ASSETS		20,696	30,952

CURRENT ASSETS
Inventories	18	687	655

Current receivables
Accounts receivable	19	2,224	2,584
Current tax receivables		22	43
Other current receivables	20	2,888	3,772
Prepaid expenses and accrued income	21	1,767	2,193
Total current receivables		6,901	8,592

Current investments	22	3	21

Cash and cash equivalents	23, 31	802	257
TOTAL CURRENT ASSETS		8,393	9,525

ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	10,051	–

TOTAL ASSETS	4	39,140	40,477

Tele2 – Annual Report 2017	29

Financial statements

SEK million	Note	Dec 31, 2017	Dec 31, 2016

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company
Share capital	24	634	634
Other paid-in capital		7,841	7,836
Reserves		1,791	1,063
Retained earnings		6,747	8,941
Total attributable to equity holders of the parent company		17,013	18,474
Non-controlling interest	24	–99	–278
TOTAL EQUITY		16,914	18,196

NON-CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	25	10,007	7,503
Provisions	26	931	1,252
Other interest-bearing liabilities	25	575	275
Total interest-bearing liabilities		11,513	9,030

Non-interest-bearing
Deferred tax liability	12	1,200	1,066
Total non-interest-bearing liabilities		1,200	1,066

TOTAL NON-CURRENT LIABILITIES		12,713	10,096

CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	25	539	2,946
Provisions	26	73	147
Other interest-bearing liabilities	25	184	308
Total interest-bearing liabilities		796	3,401

Non-interest-bearing
Accounts payable	25	2,093	3,462
Current tax liabilities		122	109
Other current liabilities	25	1,405	1,037
Accrued expenses and deferred income	27	3,214	4,176
Total non-interest-bearing liabilities		6,834	8,784

TOTAL CURRENT LIABILITIES		7,630	12,185

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	1,883	–

TOTAL EQUITY AND LIABILITIES	4	39,140	40,477

30	Tele2 – Annual Report 2017

Financial statements

Consolidated cash flow statement
(total operations)

SEK million	Note	2017	2016
OPERATING ACTIVITIES
Cash flow from operations before changes in working capital
Operating profit from continuing operations		3,564	2,528
Operating loss from discontinued operations	36	–2,064	–3,847
Operating profit/loss		1,500	–1,319

Adjustments for non-cash items in operating profit
Depreciation and amortization	6	3,755	3,258
Impairment	6	1,191	2,832
Gain/loss on sale of fixed assets and operations	7, 8, 36	162	101
Incentive program		30	1
Interest received		24	17
Interest paid		–276	–236
Finance items paid		–34	–53
Taxes paid	12	–485	–403
Cash flow from operations before changes in working capital	31	5,867	4,198

Changes in working capital
Inventories	18	–158	228
Operating receivables		–312	48
Operating liabilities		335	543
Changes in working capital	31	–135	819
CASH FLOW FROM OPERATING ACTIVITIES		5,732	5,017

INVESTING ACTIVITIES
Acquisition of intangible assets	31	–649	–532
Sale of intangible assets	31	5	–
Acquisition of tangible assets	31	–2,576	–3,292
Sale of tangible assets	31	7	24
Acquisition of shares in group companies	15	–8	–2,877
Sale of shares in group companies	15	676	–2
Acquisition of shares in associated companies	15	–7	–
Capital contribution to/repayment from associated companies	15	–	–1
Sale of associated companies and holdings of securities	15	–	4
Other financial assets, received payments		20	13
Cash flow from investing activities		–2,532	–6,663
CASH FLOW AFTER INVESTING ACTIVITIES		3,200	–1,646

FINANCING ACTIVITIES
Proceeds from credit institutions and similar liabilities	25	2,996	7,392
Repayment of loans from credit institutions and similar liabilities	25	–2,959	–6,098
Proceeds from other interest-bearing liabilities	25	–	72
Repayment of other interest-bearing lending	25	–83	–16
Dividends	24	–2,629	–2,389
New share issue	24	–	2,910
Acquisition of non-controlling interests	24	–	–125
Cash flow from financing activities		–2,675	1,746
NET CHANGE IN CASH AND CASH EQUIVALENTS		525	100

Cash and cash equivalents at beginning of the year	23	257	107
Exchange rate differences in cash and cash equivalents	23	20	50
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	23, 31	802	257

For cash flow from discontinued operations, please refer to Note 36.
For additional cash flow information, please refer to Note 31.

Tele2 – Annual Report 2017	31

Financial statements

Change in consolidated equity

	Attributable to equity holders of the parent company
SEK million	Note	Share Capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
Equity at January 1, 2016		564	4,985	–552	757	12,147	17,901	–	17,901

Net loss		–	–	–	–	–1,962	–1,962	–302	–2,264
Other comprehensive income for the year, net of tax		–	–	–128	986	–13	845	–9	836
Total comprehensive income for the year		–	–	–128	986	–1,975	–1,117	–311	–1,428

OTHER CHANGES IN EQUITY
Share-based payments	33	–	–	–	–	1	1	–	1
Share-based payments, tax effect	33	–	–	–	–	1	1	–	1
New share issue	24	70	2,840	–	–	–	2,910	–	2,910
Taxes on new share issue costs	24	–	11	–	–	–	11	–	11
Dividends	24	–	–	–	–	–2,389	–2,389	–	–2,389
Acquisition of non-controlling interests	24	–	–	–	–	469	469	489	958
Contribution to non-controlling interests	24	–	–	–	–	687	687	–456	231
EQUITY AT DECEMBER 31, 2016		634	7,836	–680	1,743	8,941	18,474	–278	18,196

Equity at January 1, 2017		634	7,836	–680	1,743	8,941	18,474	–278	18,196

Net profit		–	–	–	–	425	425	162	587
Other comprehensive income for the year, net of tax		–	–	–35	763	–23	705	17	722
Total comprehensive income for the year		–	–	–35	763	402	1,130	179	1,309

OTHER CHANGES IN EQUITY
Share-based payments	33	–	–	–	–	27	27	–	27
Share-based payments, tax effect	33	–	–	–	–	6	6	–	6
New share issue	24	–	7	–	–	–	7	–	7
Taxes on new share issue costs	24	–	–2	–	–	–	–2	–	–2
Dividends	24	–	–	–	–	–2,629	–2,629	–	–2,629
EQUITY AT DECEMBER 31, 2017		634	7,841	–715	2,506	6,747	17,013	–99	16,914

32	Tele2 – Annual Report 2017

Notes

Notes to the consolidated financial statements

NOTE 1  ACCOUNTING PRINCIPLES AND OTHER INFORMATION
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the IFRS Interpretations Committee (IFRS IC) as endorsed by the EU at the date of publication of this annual report. The Group also applies the Swedish Financial Reporting Board recommendation RFR 1 Supplementary Accounting Rules for groups which specifies additional disclosures required under the Swedish Annual Accounts Act.
The financial reports are prepared on the basis of historical cost, apart from financial instruments which are normally carried at amortized cost, with the exception of other non-current securities, contingent considerations and derivatives which are carried at fair value.

Change in accounting principles
From 2017 the new standards, amendments and interpretations presented below are applied.

New and amended IFRS standards and IFRIC interpretations
The amended IFRS standards (IAS 7, IAS 12 and annual improvements to IFRSs 2014–2016), which became effective January 1, 2017, have had no material effect on the consolidated financial statements.

New regulations
The following new and revised standards have been issued by the International Accounting Standards Board (IASB) and endorsed by the EU:
■	IFRS 9 Financial Instruments (effective for annual periods beginning on January 1, 2018),
■	IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after January 1, 2018),
■	Clarifications to IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after January 1, 2018),
■	Amendments to: IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (effective for annual periods beginning on or after January 1, 2018), and
■	IFRS 16 Leases (effective for annual periods beginning on January 1, 2019).

IASB has also issued, which have not yet been endorsed by the EU:
■
Amendments to: IFRS 2 Classification and Measurement of Sharebased Payment Transactions and IAS 40 Transfers of Investment Property (effective for annual periods beginning on or after January 1, 2018),

■	IFRIC 22 Foreign Currency Transactions and Advance Consideration (effective for annual periods beginning on or after January 1, 2018),
■
Amendments to: IFRS 9 Prepayment Features with Negative Compensation, IAS 19 Plan Amendment, Curtailment or Settlement and IAS 28 Long-term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after January 1, 2019),

■	IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after January 1, 2019),
■	Annual improvements to IFRSs 2015–2017 (effective for annual periods beginning on or after January 1, 2019),
■	IFRS 17 Insurance Contracts (effective for annual periods beginning on or after January 1, 2021),
■
IFRS 14 Regulatory Deferral Accounts (effective for annual periods beginning on or after January 1, 2016, the European Commission has decided not to launch the endorsement process of this interim standard and to wait for the final standard), and

■	Amendments to: IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (postponed, no decided effective date).

New and amended standards effective from January 1, 2018 with a significant effect on Tele2’s financial statements are IFRS 9 and IFRS 15. The effects on Tele2’s financial statements and the new accounting principles are presented in Note 35.
IFRS 16 replaces the previous leasing standard and related interpretations and brings in a new definition of a lease that will be used to identify whether a contract contains a lease. For a lessee IFRS 16 introduces a single accounting treatment; the recognition of a right-of-use asset and a lease liability. For lessors the finance and operating lease distinction and accounting remains largely unchanged. IFRS 16 will most likely bring a large number of new assets and liabilities onto the balance sheet and will have an impact on reported profit and performance measures such as for example EBITDA and CAPEX. The work is on-going to analyse the effects on Tele2’s financial statements and will be presented before the new standard becomes effective.
The other new and revised standards are estimated to have no material effect for Tele2.

Consolidation
Subsidiaries
The consolidated accounts include the parent company and companies in which the parent company directly or indirectly holds more than 50 percent of the voting rights or in any other way has control. Control is achieved when Tele2 is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity.
The consolidated accounts are prepared in accordance with the acquisition method. This means that consolidated equity only includes the subsidiary’s equity that has arisen after the acquisition and the consolidated income statements only include earnings from the date of acquisition until the date of divestment, if the subsidiary is sold. The Group’s acquisition value of the shares in subsidiaries consists of the total of the fair value at the time of the acquisition of what was paid in cash, incurred liabilities to former owners or emitted shares, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share. Contingent consideration is included in the acquisition value and is reported at its fair value at the time of the acquisition. Subsequent effects from the revaluation of contingent consideration are reported in the income statement. Acquired identifiable assets and assumed liabilities are reported initially at their fair value at the time of the acquisition. Exemptions from this principle are made for acquired tax assets/liabilities, employee benefits, share-based payment awards and assets held for sale which are measured according to the principles described below for each item. Exemptions are also made for indemnity assets and reacquired rights. Indemnity rights are valued according to the same principle as the indemnified item. Reacquired rights are valued based on the remaining contractual period even if other market participants would consider the possibilities for contract renewal when doing the valuation. Reported goodwill is measured as the difference between on the one hand the total purchase price for the shares in the subsidiary, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share and on the other hand the Group’s reported value of acquired assets and assumed liabilities. Acquisition related costs (transaction costs) are recognized as expenses in the period in which they arise.

Tele2 – Annual Report 2017	33

Notes

Continued Note 1

Non-controlling interest is reported at the time of the acquisition either at its fair value or at its proportional share of the Group’s reported value of the acquired subsidiary’s identified assets and liabilities. The choice of valuation method is made for each business combination. Subsequent profit or loss and other comprehensive income that are related to the non-controlling interests are allocated to the non-controlling interest even if it leads to a negative value for the non-controlling interest.
The acquisition of a non-controlling interest is accounted for as a transaction between the equity holders of the parent company and the non-controlling interest. The difference between paid purchase price and the proportional share of the acquired net assets is reported in equity. Thus no goodwill arises in connection with such transactions.

When the Group loses control of a subsidiary, a gain or loss is calculated as the difference between:
■	the aggregate of the fair value of the consideration received and the fair value of any retained interests and
■	the previous carrying amount of the assets (including goodwill), and liabilities and any non-controlling interests

Any gain or loss is recognised in profit or loss. All amounts previously recognised in other comprehensive income in relation to that subsidiary are reclassified to profit or loss.

Joint arrangements
Joint arrangements are arrangements of which two or more parties have a joint control. Joint arrangements are classified either as joint operation or joint venture. For joint operations Tele2 reports its part of assets, liabilities, revenues and expenses and its share of joint assets, liabilities, revenues and expenses line by line in the consolidated financial statements. Sales and other transactions with joint operations are eliminated in the consolidated financial statements. For Tele2 joint operations consists of jointly owned companies. Joint ventures are arrangements where Tele2 has right to the net assets and are accounted for under the equity method. This means that the Group’s carrying amount of the shares in the joint venture corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any residual value of consolidated surplus values. The Group’s share of the joint venture’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.
At the acquisition of a share in a joint arrangement a purchase price allocation is prepared at the acquisition date. The acquisition date is the date when the Group becomes a part to and jointly shares the control of the joint arrangement. The starting-point for the purchase price allocation consists of the acquisition value of the share in the joint arrangement. The acquisition value is allocated on the Group’s share of the acquisition date fair values of acquired assets and assumed liabilities including related deferred taxes and any goodwill.

Associated companies
Associated companies are companies in which Tele2 has a voting power of between 20 percent and 50 percent or has significant influence in some other way.
Associated companies are accounted for in accordance with the equity method. This means that the Group’s carrying amount of the shares in the company corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any book value of consolidated surplus values. The share of the company’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.

Foreign currency
The accounts of all foreign group companies, joint arrangements and associated companies are prepared in the currency used in the primary economic environment of each company, i.e. the functional currency which for all group companies, joint arrangements and associated companies is the local currency.
The assets and liabilities of foreign group companies, joint arrangements and associated companies are translated into Tele2’s reporting currency (SEK) at the closing exchange rates, while revenues and expenses are translated at the period’s average exchange rates. Exchange rate differences arising from translation are reported in other comprehensive income. When foreign group companies, joint arrangements and associated companies are divested, the accumulated exchange rate difference attributable to the sold operation is recognized in the income statement.
Goodwill and adjustments at fair value that are made in connection with the acquisition of a foreign operation are treated as assets and liabilities in the functional currency of the acquired operation.

Discontinued operations
A discontinued operation is a component of the Group which either has been disposed of or is classified as held for sale, and represents a separate line of business or geographical area of operation. A discontinued operation is reported separately from continuing operations in the income statement, and comparable information for prior periods is re-presented.
Assets classified as held for sale and associated liabilities are presented separately on the face of the balance sheet. Prior periods are not affected. Assets classified as held for sale are valued at the lower of carrying value and fair value less costs to sell (Note 36).

Revenue recognition
Net sales include customer related revenue from services within mobile and fixed telephony, broadband and cable TV, such as connection and installation charges, subscription charges, call charges, data and information services and service revenues. Net sales also include interconnect revenue from other operators and income from the sale of products such as mobile phones and modems. Revenues are reported at fair value which usually is the selling value, less discounts and VAT.
Connection charges are recognized at the time of the sale to the extent that they cover the connection costs. Any excess is deferred and amortized over the estimated contract period. Subscription charges for mobile and fixed telephony services, cable TV, ADSL, leased capacity and internet connection for direct access customers are recognized in the period covered by the charge. Call charges and interconnect revenue are recognized in the period during which the service is provided. Revenue from the sale of products is recognized at the time the product is supplied to the customer. Revenue from the sale of cash cards is recognized based on the actual use of the card up until the expiry date, where any unused portion is recognized as revenue.
Revenues from data and information services such as data buckets, text messages and third party services are recognized when the service is provided. When Tele2 acts as an agent for another supplier, the revenue is reported net, i.e. only the part of the revenue that is allocated to Tele2 is reported as revenue.
To enterprise customers, Tele2 offers long-term CaaS agreements (communication as a service) which mean functional based solutions for complete telecom services that may include switchboard services, fixed and mobile telephony, data communication and other customized services. Generally there is no option for the customer to acquire the equipment at the end of the service contract period. Revenues for CaaS agreements are recognized over the contracted period, but part of the fixed fee is deferred to cover costs at the end of the contract.
Service and construction contract revenues for system installations are recognized using the percentage of completion method at which the revenues are recognized gradually during the contract as the services are performed. The stage of completion is determined by services performed to date as a percentage of total services to be performed. Revenues related to the part of the contract consisting of providing services and maintenance on delivered communication equipment are recognized monthly in line with the terms of the underlying service contracts.

34	Tele2 – Annual Report 2017

Notes

Continued Note 1

Revenue recognition for agreements containing multiple deliverables
For customer agreements containing multiple deliverables or parts, the contracted revenue is allocated to each part, based on its relative fair value to the total fair value of the offering. Services invoiced based on usage are not included in the allocation. Revenues for each part are recognized in the period the component is delivered to the customer. If functionally important parts have not been delivered and the fair value of any of these is not available, revenue recognition is postponed until all important parts have been delivered and the fair value of non-delivered parts has been determined.

Operating expenses
Operating expenses are classified according to function, as described below. Depreciation and amortization and personnel costs are stated by function. Total costs for depreciation and amortization are presented in Note 6 and total personnel costs are presented in Note 33.

Cost of services provided and equipment sold
Cost of services provided and equipment sold consists of costs for renting networks and capacity, interconnect charges as well as costs for equipment sold (e.g. hand-sets) to the extent the costs are covered by recognized revenues. The cost of services provided and equipment sold also includes the part of the cost for personnel, premises, purchased services and depreciation and amortization of non-current assets attributable to the production of sold services.

Selling expenses
Selling expenses include costs for the internal sales organization, purchased services, personnel costs, rental costs, bad debt losses as well as depreciation and amortization of non-current assets attributable to sales activities. Advertising and other marketing activities are also included and are expensed as incurred. Selling expenses also include the portion of Tele2’s cost for handsets and other equipment for which Tele2 does not get full cost coverage.

Administrative expenses
Administrative expenses consist of the part of the personnel costs, rental costs, purchased services as well as depreciation and amortization of noncurrent assets attributable to the other joint functions. Costs associated with the Board of Directors, executive management and corporate functions are included in administrative expenses.

Other operating income and other operating expenses
Other operating income and other operating expenses include secondary activities, exchange rate differences in operating activities and gain/loss on the sale of tangible and intangible assets.

Employee benefits
The average number of employees (Note 32) as well as salaries and remuneration (Note 33) in companies acquired during each year are reported in relation to how long the company has been part of the Tele2 Group.

Share-based payments
Tele2 grants share-based payments to certain employees. Share-based payments are mainly settled with the company’s own shares, so called equity-settled payments. Certain share-based payments are settled in cash, so called cash-settled payments.
The costs for equity-settled payments are based on the fair value of the share rights calculated by an independent party at the date of grant. These payments are reported as employee costs during the vesting period with a corresponding increase in equity. To the extent the vesting conditions in the program are linked to market conditions (TSR) and non-vesting conditions (investment in Tele2 shares), these factors are taken into consideration when determining the fair value of the share rights. Performance conditions (return on capital employed) and service conditions (being employed) are affecting the employee cost during the vesting period by the change in the number of shares that are expected to finally vest.
Cash-settled share-based incentive programs are measured in the same way as equity-settled share-based payments with the difference that the share-based payment is remeasured at the end of each reporting period. Instead of recognizing an increase in equity the vested fair value is recognized as a liability in the balance sheet up until settlement.
Tele2 records a liability for social security expenses, at each reporting period, for all outstanding share-based payments. The liability for social security expenses is calculated according to UFR 7 IFRS 2 and social security contributions for listed enterprises. The liability is revalued at the end of each reporting period and is based on the share-based payment’s fair value at the end of the reporting date distributed over the vesting period.

Post-employment benefits
The Group has a number of pension schemes. The main part of Tele2’s pension plans consist of defined-contribution plans (Note 33) for which the Group makes payments to public and private pension institutions. Fees with regard to defined-contribution pension plans are reported as an expense during the period in which the employees perform the services to which the contribution relates. The defined-contribution plans ensure a certain predefined payment of premiums and negative changes in the value of investments are not compensated by Tele2. Therefore Tele2 does not bear the risk at the time of pension payment. Only a small part of the Group’s pension commitments relate to defined benefit plans. The net present value of the obligation for these are calculated separately for each defined benefit plan on the basis of assumptions of the future benefits earned during previous and currents periods. The obligation is reported in the balance sheet as the net present value of the obligation less the fair value of any plan assets.
The cost for the defined-benefit plans are calculated by application of the so called Projected Unit Credit Method, which means that the cost is distributed over to the employee’s period of service. The calculation is performed annually by an independent actuary. The obligation is valued at the net present value of the expected future payments, taking into account assumptions such as expected future increases in salaries, inflation, health expenses and life span. Expected future payments are discounted with an interest rate that is effective on the closing day for first class corporate bonds, if available, considering the estimated remaining tenor for each obligation. In Sweden in line with prior years mortgage bonds are used for determining the discount rate. Actuarial gains and losses are reported in other comprehensive income. For a number of the Group’s employees in Sweden the retirement pension and family pension are secured by a pension plan in Alecta. According to an announcement from the Swedish Financial Reporting Board, UFR 10, this is a defined-benefit multi-employer plan. Alecta cannot provide sufficient information to determine an individual company’s share of the total obligation and its plan assets, resulting in these pensions plans are reported as defined-contribution plans. The plan is financed by pension insurances.

Termination benefits
A cost for termination benefits is recognized only if the Group is committed by a formal plan to prematurely terminate an employee’s employment without any possibility of withdrawing the commitment.

Income tax
Income taxes consist of current and deferred tax. Income tax is reported in the income statement except when the underlying transaction is reported in other comprehensive income or in equity. In those cases the related tax effect is also reported in other comprehensive income or in equity.
Current tax is tax that is to be paid or received in respect of the taxable profit (tax loss) for the year including any adjustment of current tax related to previous periods and tax on dividends from subsidiaries.

Tele2 – Annual Report 2017	35

Notes

Continued Note 1

When accounting for deferred taxes, the balance sheet method is app-lied. The method implies that deferred tax liabilities and assets are recognized for all temporary differences between the carrying amount of an asset or liability and its tax base, as well as other tax-related deductions or deficits. The following temporary differences are not considered: temporary difference that arises at the initial recognition of goodwill and the initial recognition of assets and liabilities that are not part of a business combination and at the time of the transaction affect neither accounting nor taxable profit/loss. An item which alters the time when an item is taxable or deductible is considered a temporary difference. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.
The recognition of deferred tax assets takes into account tax loss carry-forwards and temporary differences where it is probable that losses and temporary differences will be utilized against future taxable profits. In cases where a company reports losses, an assessment is made of whether there is any convincing evidence that there will be sufficient future profits.
Valuation and accounting of deferred taxes in connection with business combinations is made as part of the measurement of assets and liabilities at the time of acquisition. In these circumstances, the deferred tax assets are assessed at a value corresponding to what the Group expects to utilize. Deferred income tax liabilities are recognized on temporary differences related to subsidiaries, joint arrangements and associates, except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
If a deferred tax liability exists and tax loss carry-forwards exist for which a deferred tax asset previously hasn’t been recognised, a deferred tax asset is reported to the extent it can be netted against the deferred tax liability.
Current and deferred tax assets and liabilities are netted only among group companies within the same tax jurisdiction. This form of reporting is only applied when Tele2 intends to offset tax assets and liabilities.

Non-current assets
Intangible assets (Note 13) and tangible assets (Note 14) with a finite useful life are reported at acquisition value with deductions for accumulated depreciation and amortization. Depreciation and amortization are based on the acquisition value of the assets less estimated residual value at the end of the useful life and are recognized on a straight-line basis throughout the asset’s estimated useful life. Useful lives and residual values are subject to annual assessments. Useful lives for fixed assets are presented below.

Intangible assets
Licences, utilization rights and software	2–25 years
Trademarks	5 years
Customer agreements	1–7 years

Tangible assets
Buildings	5–30 years
Modems	2–3 years
Machinery and technical plant	2–30 years
Equipment and installations	2–10 years

At the end of each reporting period an assessment is made of whether there is any indication of impairment of any of the Group’s assets over and above the depreciation according to plans. If there is any indication that a non-current asset has declined in value, a calculation of its recoverable amount is made.
The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, which is the value that is obtainable from the sale of the asset to an independent party less costs of disposal. The value in use consists of the present value of all cash flows from the asset during the utilization period as well as the addition of the present value of the fair value less costs to sell at the end of the utilization period. If the estimated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount.
Impairments are reported in the income statement. Impairments that have been recorded are reversed if changes are made in the assumptions that led to the original impairment. The impairment reversal is limited to the carrying amount, net of depreciation according to plan, had the original impairment not occurred. A reversal of impairment is reported in the income statement. Impairment of goodwill is not reversed.

Intangible assets
Tele2 holds a number of licences entitling it to conduct telephony operations. The expenses related to the acquisition of these licences are recognized as an asset and amortized on a straight-line basis through the duration of the licence agreements.
Goodwill is measured as the difference between on the one hand the total purchase price for the shares in the subsidiary alternatively the acquired assets and liabilities, the value of the non-controlling interest in the acquired subsidiary and the fair value of the previously owned share, and on the other hand the Group’s reported value of acquired assets and assumed liabilities less any write-downs.
Goodwill is allocated to the cash generating units that are expected to obtain benefits as a result of the acquisition and is, along with the intangible assets with indefinite lives and intangible assets that are not yet ready to use, subject to annual impairment testing even if there is no indication of a decline in value. Impairment testing of goodwill is at the lowest level at which goodwill is monitored for internal management purposes and for which there are separately identifiable cash flows (cash generating units). The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs to sell. The most important factors that have influenced this year’s impairment testing are presented in Note 13.
In the case of reorganization or divestment involving a change in the composition of cash generating units to which goodwill has been allocated, the goodwill is allocated to the relevant units. The allocation is based on the relative value of the part of the cash generating unit to which the reorganization or divestment relates, and the part that remains after the reorganization or the divestment.
Customer agreements are valued at fair value in conjunction with business combinations. Tele2 applies a model where the average historical customer acquisition cost or, alternatively, the present value of expected future cash flows, is applied to value customer agreements.
Tele2 capitalizes direct development expenses for software which are specific to its operations if the recognition criteria are fulfilled. These expenses are amortized over the utilization period, which begins when the asset is ready for use. Expenses relating to the planning phase of the projects as well as expenses of maintenance and training are expensed as incurred. Other expenses relating to development work are expensed as they arise, since they do not meet the criteria for being reported as an asset. Tele2 doesn’t conduct own research activities.

Tangible assets
Buildings relate to assets intended for use in operations. The acquisition value includes the direct costs attributable to the building.
Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. The acquisition value includes the direct costs attributable to the construction and installation of networks.
Additional costs for extension and value-increasing improvements are reported as an asset, while additional costs for repairs and maintenance are expensed during the period in which they arise.
Equipment and installations comprise assets used in administration, sales and operations.
Costs for modems that are rented to or used for free by customers are capitalized.

36	Tele2 – Annual Report 2017

Notes

Continued Note 1

Borrowing costs
Borrowing costs which are directly attributable to the acquisition, construction or production of an asset which requires considerable time to complete for its intended use are included in the acquisition value of the asset. Other borrowing costs are expensed in the period in which they arise.

Leases
Leases are classified as finance or operating leases.

Tele2 as finance lessee
A lease is classified as a finance lease if it transfers substantially all the economic risks and rewards of ownership of an asset to the lessee. When reporting a financial lease in the consolidated accounts, the leased object is recognized as a tangible asset at the lower of its fair value and the present value of the minimum lease payments, and a corresponding amount is recognized as a lease obligation under financial liabilities (Note 14, Note 25 and Note 30). The asset is depreciated on a straight-line basis over the shorter of the lease term and its useful life, with the estimated residual value deducted at the end of the utilization period. Lease payments are apportioned between interest and repayment of the outstanding liability.

Tele2 as operating lessee
A lease is classified as an operating lease if substantially all the economic risks and rewards of ownership of an asset remain with the leasing company. Payments are expensed in the income statement on a straight-line basis over the leasing period.

Tele2 as finance lessor
When Tele2 act as finance lessor the assets in a financial lease contract are reported in the statement of financial position as a financial receivable to an amount equal to the net investment in the lease contract correspond¬ing to the discounted net present value and a sale. The financial income arising from a finance lease is accounted for in accordance with a constant remuneration (fixed interest rate).

Tele2 as operating lessor
Rental revenues from operating leases are recognized on a straight-line basis over the term of the relevant lease. The leased asset is kept on the balance sheet and depreciated over its estimated useful life.

Dismantling costs
When there is a legal or constructive obligation to a third party, the estimated cost of dismantling and removing the asset and restoring the site/ area is included in the acquisition value. Any change to the estimated cost of dismantling and removing an asset and restoring the site is added to or subtracted from the carrying amount of the particular asset.

Inventories
Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and net realizable value. Tele2’s inventories essentially consist of telephones, SIM cards, modems and other equipment held for sale.

Financial assets and liabilities
Financial assets recognized in the balance sheet include other financial assets, accounts receivable, other current receivables, current investments and cash and cash equivalents. Financial liabilities recognized in the balance sheet include liabilities to credit institutions and similar liabilities, other interest-bearing liabilities, accounts payable and other current liabilities. Financial assets and liabilities due for payment more than one year after the end of the reporting period is reported as non-current. Other financial assets and liabilities are reported as current.
Acquisitions and sales of financial assets are recognised on the trade date, which is the date that the Group has an undertaking to acquire or sell the asset. Financial liabilities are recognized in the balance sheet when Tele2 becomes a party to the contractual provisions of the instrument.
A financial asset is derecognized when the rights to receive benefits have been realized, expired or the company loses control over the asset. The same applies to components of a financial asset. In instances where Tele2 retains the contractual rights to the cash flows from a financial asset but assumes a contractual obligation to pass on those cash flows to a third party (a pass through obligation), the financial asset is only derecognized when substantially all risks and rewards of ownership of the financial asset has been transferred and the following conditions exist:
■	Tele2 has no obligation to pay amounts to the third party unless Tele2 collects equivalent amounts from the original asset,
■	Tele2 is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the third party for the obligation to pay it cash flows, and
■	Tele2 has an obligation to pass on or remit the cash flows that it has collected on behalf of the third party without material delay.

A financial liability is derecognized when the contractual obligation is discharged or extinguished in some other way. The same applies to components of a financial liability.
Financial instruments are initially recognized at the acquisition date fair value and subsequently to either fair value or amortized cost based on the initial categorization. The categorization reflects the purpose of the holding and is determined on initial recognition.

Measurement of the fair value of financial instruments
Various measurement methods are used to estimate the fair value of financial instruments not traded on an active market. When determining the fair value of interest swaps and currency derivatives official market listings are used as input in calculations of discounted cash flows. The fair value of loan liabilities is measured using generally accepted methods, such as discounting expected future cash flows at prevailing interest rates.

Calculation of amortized cost of financial instruments
Amortized cost is calculated by using the effective interest method, which means that any premiums or discounts and directly attributable costs or income are recognized on an accrual basis over the life of the contract using the calculated effective interest rate. The effective interest rate is the rate which gives the instrument’s cost of acquisition as a result when discounting the future cash flows.

Offsetting financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the balance sheet when a legal right of set-off exists and the Group intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets
Tele2’s other non-current securities mainly consist of holdings of unlisted shares, and these are classified as “Assets at fair value through profit or loss”. Assets in this category are initially reported at acquisition value, i.e. fair value at the time of acquisition, and valued thereafter on a continuous basis at fair value. Transaction costs are recognized in the income statement. The fair value change is reported in the income statement among other financial items. If Tele2 has not been able to determine a reliable fair value, the securities are valued at cost.
Tele2’s accounts receivables and other receivables are categorized as “Loans and receivables” initially reported at fair value and subsequently at amortized cost. For accounts receivables and other receivables, with a short maturity, the subsequent valuation is done at the nominal amount. On each closing day, an impairment assessment of these assets is made based on the time each individual accounts receivable has been overdue. Any impairment loss is reported as an operating expense.

Tele2 – Annual Report 2017	37

Notes

Continued Note 1

Cash and cash equivalents are categorized as “Loans and receivables” initially reported at fair value and subsequently at amortized cost. Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of less than three months from the time of acquisition.
Restricted cash and cash equivalents are reported as current investments if they may be released within 12 months and as non-current financial assets if they are to be restricted for more than 12 months.

Financial liabilities
Financial liabilities are categorized as “Financial liabilities valued at amortized cost”. These are initially measured at fair value and then at amortized cost using the effective interest method. Direct costs related to the origination of loans are included in the acquisition value. For accounts payables and other financial debts, with a short maturity, the subsequent valuation is done at the nominal amount.

Derivatives and hedge accounting
Exchange rate fluctuations on loans in foreign currency and changes in value of other financial instruments (currency derivatives) that meet the hedge accounting requirements of net investment in foreign operations are reported on a continuous basis in other comprehensive income. The ineffective portion of the exchange rate fluctuation and the change in value are reported in the income statement under other financial items. When divesting foreign operations, the previously recognized accumulated exchange rate difference attributable to the divested operation is recycled to the income statement.
Cash flow hedges are reported in the same way as hedges of net investments in foreign operations. This means that the effective portion of the gain or loss on an interest swap which meets the criteria for cash-flow hedge accounting is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss within financial items. When cash flows relating to the hedged item are reported in profit or loss, amounts are transferred from equity to offset them. For more information regarding cash flow hedges, please refer to Note 2 and Note 25.
When a hedging instrument related to future cash flows is due, sold, divested or settled or the Group discontinues the hedge relation before the hedged transaction has occurred and the forecasted transaction is still expected to occur, the accumulated reported gain or loss remains in the hedge reserve in equity and is reported in the income statement when the transaction occurs. If the hedged transaction is no longer expected to occur, the hedging instrument’s accumulated gain or loss is immediately reported in the income statement.
Other derivatives are measured at their fair value through profit or loss.

Receivables and liabilities in foreign currency
Receivables and liabilities of the Group denominated in foreign currencies are translated into Swedish crowns by applying the period-end rates.
Gains or losses on foreign exchanges relating to regular operations are included in the income statement under Other operating income/expenses. Gains or losses on foreign exchanges in financial assets and liabilities are reported within profit/loss from financial items.
When long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the parent company’s financing of/ borrowing from foreign operations, and thus as an expansion/reduction of the parent company’s investment in the foreign operations, the exchange rate changes of these intra-group balances are reported in Other comprehensive income.
A summary of the exchange rate differences reported in other comprehensive income is presented in the statement of comprehensive income and the differences which affected profit or loss for the year are presented in Note 3.

Equity
Equity consists of registered share capital, other paid-in capital, hedge reserve, translation reserve, retained earnings, profit/loss for the year and non-controlling interests.
Other paid-in capital relates to share premiums from the issues of new shares. Additional direct costs attributable to the issue of new shares are reported directly against equity as a reduction, net after taxes, of proceeds from the share issue.
The hedge reserve includes translation differences on external loans in foreign currencies and changes in values of financial instruments (currency derivatives) which are used to hedge net investments in foreign operations and the effective portion of gains or losses on interest swaps used to hedge future interest payments.
Translation reserve includes translation differences attributable to the translation of foreign operations into Tele2’s reporting currency as well as translation differences on intra-group balances which are considered an expansion/reduction of the parent company’s net investment in foreign operations.
Non-controlling interests represent the value of minority shares in subsidiaries included in the consolidated accounts. The reporting and valuation of non-controlling interests are presented in the section regarding consolidation above.

Number of shares and earnings per share
Earnings per share before dilution are calculated by dividing the profit or loss of the year attributable to the parent company’s owners by the weighted average number of outstanding shares during the period. To calculate earnings per share after dilution the weighted average numbers of outstanding shares are adjusted for the dilutive effect of the total potential number of shares consisting of share based instruments settled with shares. The shared based instruments have a dilutive effect if the exercise price plus the fair value of future services is below the quoted price and the dilutive effect increases when the size of this difference increases (Note 24).

Provisions
Provisions are reported when a company within the Group has a legal or constructive obligation as a result of past events, and it is probable that payments, which can be reliably estimated, will be required in order to settle the obligation.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Contingent liabilities
A contingent liability exists if there is a possible obligation related to a past event and whose existence is confirmed only by one or several uncertain future events, and when there is an obligation that is not reported as a liability or a provision because it is not probable that an outflow of resources will be required, or the amount of the obligation cannot be calculated with sufficient reliability. Disclosure is presented unless the probability of an outflow of resources is remote.

Segment reporting
Segment
Since the risks in Tele2’s operations are mainly linked to the various markets in which the company operates, Tele2 follows up and analyses its business on country level. Hence each country represents Tele2’s operating segments apart from the segment Other. The segment reporting is in line with the internal reporting to the chief operating decision maker, which is Tele2’s “Leadership Team” (LT).
The segment Other mainly includes IoT (internet of things), the parent company Tele2 AB and central functions, and other minor operations.

38	Tele2 – Annual Report 2017

Notes

Continued Note 1

Tele2 Sweden (Tele2 Sverige AB) is split into core operations and central group functions. Core operations is reported in the segment Sweden and central functions are included in the segment Other. The core operations of Tele2 Sweden comprise the commercial activities within Sweden, including the communications services of mobile, fixed telephony, fixed broadband, business solutions and domestic carrier business. The central functions of Tele2 Sweden comprise the activities which provide services for the benefit of Tele2 AB’s shareholders, other group companies (including the core operations of Sweden), and to divested operations. These services are provided for example from group-wide departments such as group finance, procurement, legal, product development, shared service center, network and IT, and international carrier.
Assets in each segment include all operating assets that are utilized by the segment and consist mainly of intangible and tangible assets, shares in associated companies, inventories, accounts receivable, other receivables, prepaid expenses and accrued revenues. Goodwill is distributed among the Group’s cash generating units, identified in accordance with Note 13.
Liabilities in each segment include all operating liabilities that are utilized by the segment and consist mainly of accounts payable, other noninterest-bearing liabilities, accrued expenses and deferred income.
Assets and liabilities not allocated to segments include current and deferred taxes and items of a financial nature.
Segment information is presented in Note 4.
The same accounting principles are applied to the segments and the Group.

Internal pricing
The sales of services in the Tele2 Group are made on market terms. Group-wide costs are invoiced to operations that have used the services.

Services
Services that are offered within the segments are mobile telephony, fixed broadband, fixed telephony and other operations.
The mobile service comprises various types of subscriptions for residential and business customers as well as prepaid cards. Mobile also includes mobile broadband, fixed telephony via mobile network (FVM), IoT (internet of things), and mobile carrier. Tele2 either owns the networks or rents them from other operators a set-up called MVNO.
Fixed broadband includes services provided over various access forms, such as copper and fiber. The services can be realized on own infrastructure or resold. The product portfolio within fixed broadband consists of internet, telephony and TV services.
Fixed telephony includes resold products within fixed telephony.
Other operations mainly include business solutions, carrier operations and wholesale.

Choice of accounting principles
When choosing and applying Tele2’s accounting principles, the Board and the President have made the following choices:

Choice of accounting principle for put options
Put options issued or received by Tele2 in connection with business combinations, where the put options give the minority owner a right to sell its shares or part of its shares to Tele2, are initially, at the acquisition date, recognized as a non-controlling interest. The non-controlling interest is then immediately reclassified as a financial liability. The financial liability is subsequently recognized at its fair value at each reporting date, with the fair value changes reported within financial items in profit or loss.
An alternative method, not chosen by Tele2, would be to initially report both a non-controlling interest and a financial liability with opposite booking of the liability directly to equity and the following changes in the liability’s fair value reported in profit or loss. Another alternative is to report on a current basis a non-controlling interest which is reclassified as a financial liability at each reporting period. The difference between the reclassified non-controlling interest and the fair value of the financial liability would be reported as a change of the non-controlling interest within equity.

Customer acquisition costs
Customer acquisition costs are normally expensed in profit or loss.
When companies and operations are acquired, customer agreements and customer contacts acquired as part of the acquisition are fair valued and capitalized as intangible assets.

Goodwill – choice of level for goodwill impairment testing
Goodwill arising from business combinations is allocated to the cash-generating units which are expected to receive future economic benefits, in the form of synergies, for example, from the acquired operation. If separate cash-generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are monitored for internal management purposes, which is the operating segment.

Estimates and judgments
As part of preparing the consolidated financial statements management is required to make certain estimates and judgments. The estimates and judgments are based on historical experience and a number of other assumptions aimed at providing a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and judgments.
The most crucial assessments and estimates used in preparing the Group’s financial reports are as follows:

Joint arrangements
Tele2 is in Sweden part of two joint arrangements concerning mobile networks that are classified as joint operations, Svenska UMTS-nät AB (together with Telia Company) and Net4Mobility HB (together with Telenor). Tele2 has chosen to classify these two joint arrangements as joint operations as Tele2 is considered through agreements between the parties to have the rights to the assets and obligations for the liabilities as well as corresponding revenues and expenses related to each arrangement. As basis for the classification additional decisive factors are that the parties in each arrangement have the rights to substantially all of the economic benefits from the assets in each operation and the jointly owned companies are dependent on its owners for settling its liabilities on a continuous basis.

Revenue recognition
Revenue recognition in Tele2 requires management to make judgments and estimates in a number of cases, mainly to determine fair values and the period in which the revenue should be recognized. Many agreements bundle products and services into one customer offering which for accounting purposes require allocating revenue to each part based on its relative fair value using accounting estimates. Determining whether revenues should be recognized immediately or be deferred require management to make judgments as to when the services and equipment have been provided, the fair value of each part as well as estimates regarding the remaining contract period. Please refer to Note 17 and 20 concerning receivable for sold equipment and Note 21 for other accrued revenues.

Valuation of acquired intangible assets
When acquiring businesses, intangible assets are measured at fair value. If there is an active market for the acquired assets, the fair value is measured based on the prices on this market. Since there are often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounted cash flows models and estimates of Tele2’s historical costs of acquiring equivalent assets. Please refer to Note 15 for acquisitions during the year.

Tele2 – Annual Report 2017	39

Notes

Continued Note 1

Impairment test goodwill
When estimating the recoverable amount of cash generating units for goodwill impairment purposes the Group makes assumptions regarding future events and key parameters. The assumptions made and sensitivity analyses are disclosed in Note 13. These kinds of assessments include some uncertainty. Should the actual outcome for a specific period differ from the expected outcome, the expected future cash flows may need to be reconsidered, which could lead to a write-down.

Valuation of non-current assets with a finite useful life
If the recoverable amount falls below the book value, an impairment loss is recognized. At each balance sheet date, a number of factors are analysed in order to assess whether there is any indication of impairment. If such indication exists, an impairment test is prepared based on management’s estimate of future cash flows including the applied discount rate. Please refer to Note 13 and Note 14.

Useful lives of non-current assets
When determining the useful life of groups of assets, historical experience and assumptions about future technical development are taken into account. Depreciation rates are based on the acquisition value of the noncurrent assets and the estimated utilization period less the estimated residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, the company’s evaluation of utilization periods and residual values will be influenced.

Valuation of deferred income tax receivables
Recognition of deferred income tax takes into consideration temporary differences and unutilized loss carry-forwards. Deferred tax assets are reported for deductible temporary differences and loss carry-forwards only to the extent that it is considered probable that they can be utilized to offset future taxable profits. Management updates its assessments at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which are naturally subjective. The actual outcome may differ from the assessments, partly as a result of future changes in business circumstances, which were not known at the time of the assessments, changes in tax laws or interpretations or the result of the taxation authorities’ or courts’ final examination of submitted tax returns. See further Note 12.

Provisions for disputes and damages
Tele2 is party to a number of disputes. For each separate dispute an assessment of the most likely outcome is made, and reported in the financial statements accordingly, see Note 26 and Note 29.

Valuation of accounts receivable
Accounts receivables are valued on a current basis and reported at amortized cost. Reserves for doubtful accounts are based on various assumptions as well as historical experience of collection patterns, see Note 19.

Other information
Tele2 AB (publ) is a limited company, with its registered office in Stockholm, Sweden. The company’s registered office (phone +46 8,5620,0060) is at Skeppsbron 18, Box 2094, 103 13 Stockholm, Sweden. The annual report was approved by the Board of Directors on March 20, 2018. The balance sheet and income statement are subject to adoption by the Annual General Meeting on May 21, 2018.

NOTE 2  FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Through its operations, the Group is exposed to various financial risks such as currency risk, interest risk, liquidity risk and credit risk. Financial risk management is mainly centralized to the Group treasury function. The aim is to control and minimize the Group’s financial risks as well as financial costs, and optimize the relation between risk and cost.

Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers and cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below.

	December 31, 2017
	Assets and liabilities at fair value through profit/loss	Loans and receivables	Derivative instruments designated for hedge accounting	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	11)	638	–	–	639	639
Accounts receivables	–	2,224	–	–	2,224	2,224
Other current receivables	–	2,871	173)	–	2,888	2,888
Current investments	–	3	–	–	3	3
Cash and cash equivalents	–	802	–	–	802	802
Assets classified as held for sale	–	2,079	–	–	2,079	2,079
Total financial assets	1	8,617	17	–	8,635	8,635

Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,6293)
Other interest-bearing liabilities	4562)	–	1563)	147	759	7903)
Accounts payable	–	–	–	2,093	2,093	2,093
Other current liabilities	–	–	–	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	456	–	156	15,158	15,770	15,884

	December 31, 2016
	Assets and liabilities at fair value through profit/loss	Loans and receivables	Derivative instruments designated for hedge accounting	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	11)	1,171	–	–	1,172	1,172
Accounts receivables	–	2,584	–	–	2,584	2,584
Other current receivables	–	3,717	553)	–	3,772	3,772
Current investments	–	21	–	–	21	21
Cash and cash equivalents	–	257	–	–	257	257
Total financial assets	1	7,750	55	–	7,806	7,806

Liabilities to financial institutions and similar liabilities	–	–	–	10,449	10,449	10,3433)
Other interest-bearing liabilities	1242)	–	2173)	242	583	5973)
Accounts payable	–	–	–	3,462	3,462	3,462
Other current liabilities	–	–	–	1,037	1,037	1,037
Total financial liabilities	124	–	217	15,190	15,531	15,439

For the determination of fair values on financial assets and liabilities the following levels and inputs have been used:
1)	Level 3: measured at fair value through profit/loss, which on initial recognition were designated for this type of measurement. Discounted future cash flow models are used to estimate the fair value.
2)	Level 3:
–
earn out Tele2 Kazakhstan. The fair value is based on the transaction entered into with Asianet and Kazakhtelecom. The valuation is based on discounted future cash flows on the assumptions further described in Note 13 and Note 25.

–	deferred consideration for business acquisitions is based on expected future cash flows, please refer to Note 25.
–
for the long-term incentive program IoTP, the fair value of the liability is determined with support from an independent valuation institute, please refer to Note 33 for information concerning the program.

3)
Level 2: observable market data have been used as input to determine the fair value of interest- and foreign exchange rate derivatives, loans with fixed interest rate and other non-current interest bearing liabilities valued at fair value at initial recognition with subsequent measurement at amortized cost.

40	Tele2 – Annual Report 2017

Notes

Continued Note 2

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	2017		2016
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	124	9	541
Changes in fair value:
- earn-out Kazakhstan	–	332	–	100
- put-option Kazakhstan	–	–	–	–413
Divestment of shares	–	–	–8	–
Payment of liability	–	–	–	–125
Other contingent considerations:
- paid	–	–8	–	–
- other changes	–	8	–	24
Exchange rate differences1)	–	–	–	–3
As of December 31	1	456	1	124
1) recognized in other comprehensive income

Since accounts receivables, accounts payables and other current liabilities are short-term, discounting of cash flows does not cause any material differences to their carrying amount.
During the year no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.
In 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions. The obligation that occur when receiving payment from financial institutions connected to the transfer of right of payment of receivables for sold handsets and other equipment has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. During 2017 the right of payment without recourse or remaining credit exposure for Tele2 corresponding to SEK 1,327 (1,447) million has been transferred to third parties.
Net gains/losses on financial instruments, including assets- and liabilities directly associated with assets classified as held for sale, amounted to SEK –429 (310) million, of which loan and trade receivables amounted to SEK –95 (4) million, derivatives to SEK –3 (–5) million and financial assets and liabilities at fair value through profit/loss to SEK –331 (311) million.
The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. The value of reported derivatives at December 31, 2017 amounted on the asset side to SEK 17 (55) million and on the liabilities side to SEK 156 (217) million of which SEK – (8) million can be netted against the asset side.

Capital structure management
The Tele2 Group’s view on capital structure management (equity and net debt) incorporates several inputs, of which the main items are listed below.
■
For the financial year 2017, the Board of Tele2 AB has decided to recommend an ordinary dividend payment of SEK 4.00 per ordinary A and B share to the Annual General Meeting (AGM) in May 2018. Pursuant to the approval received at the 2017 AGM, Tele2 has the authorization to repurchase up to 10 percent of its share capital.

■
Pursuant to the announcement on January 10, 2018, of the proposed merger with Com Hem, the Board of Directors of Tele2, together with Tele2’s leadership team, have considered appropriate financial targets for the combined entity and agreed on the below framework. Subsequent to the completion of the merger, the Tele2 management team will together with the Tele2 Board of Directors refine and possibly adapt these targets.

–
Following completion of the merger, the combined entity will remain committed to covering shareholder remuneration with equity free cash flow and to returning excess capital to shareholders. It is envisaged that the combined entity will increase shareholder remuneration relative to Tele2’s level today and grow it over time.

–	The combined entity will be committed to a credit profile consistent with an investment grade credit rating and to maintain the current leverage target of 2.0–2.5x over the medium term.
■	On a continuous basis, Tele2 will diversify its financing both in terms of duration and funding sources. A stable financial position is important in order to minimize refinancing risk.

The Board of Directors reviews the capital structure annually and as needed.
Net debt amounted to SEK 10,474 (10,628) million and economic net debt amounted to SEK 9,770 (10,437) million on December 31, 2017, or 1.51 times 12 months rolling EBITDA. Tele2’s available liquidity amounted to SEK 10,737 (10,042) million. For additional information please refer to Note 25.

Currency risk
Currency risk is the risk of changes in exchange rates having a negative impact on the Group’s result and equity. Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure).
The Group does not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved. In the hedge reserve in equity the total amount related to net investment hedges amounts to SEK –592 (–516) million. Outstanding currency swaps designated for net investment hedging amounted to EUR 215 (215) million. The reported fair value on the currency swaps amounted to SEK 17 (51) million. Tele2 had on December 31, 2016, an outstanding bond of NOK 178 million which was hedged for currency exposure via currency swaps, which reported fair value amounted to SEK –4 million. The NOK bond as well as the currency swaps became due in 2017.

After taking into account currency swaps, the borrowings in SEK million are carried in the following currencies (equivalent SEK amounts).

	Dec 31, 2017	Dec 31, 2016
SEK1,2)	6,914	6,928
EUR1)	3,386	3,454
KZT3)	246	67
NOK2)	–	–
Total loans	10,546	10,449

1)	Including adjustment for currency swaps designated to swap loans in SEK to EUR of SEK 2,113 (2,052) million
2)	Dec 31, 2016, including adjustment for currency swaps designated to swap loans in NOK to SEK of SEK –188 million
3)	Loans guaranteed by the shareholder with non-controlling interest

In 2017, 64 (64) percent of net sales is related to SEK and 18 (19) percent to EUR. For other currencies please refer to Note 3. During the year, Tele2’s results were foremost affected by fluctuations in KZT and EUR.

The Group’s total net assets on December 31, 2017 of SEK 16,914 (18,196) million were distributed by currency in SEK million as follows (including loan and currency derivatives designated for hedge accounting).

	Dec 31, 2017	Dec 31, 2016
SEK	2,806	3,149
EUR1)	10,788	11,941
KZT	2,540	2,316
HRK	797	790
USD	–17	–
Total	16,914	18,196

1)	Loans and derivatives denominated in EUR designated for net investment hedging are included by SEK 3,393 (3,463) million

A five percent currency fluctuation against the Swedish krona would affect the Group’s total net assets by SEK 705 (752) million. A strengthening of the SEK towards other currencies would impact net assets negatively.

Tele2 – Annual Report 2017	41

Notes

Continued Note 2

Interest rate risk
Tele2 keeps a close watch on interest market trends and decisions to change the interest duration strategy are assessed regularly. Loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 4,318 (5,393) million, carrying value, corresponding to 38 (49) percent. Calculated at variable interest-bearing liabilities at December 31, 2017 and assuming that loans carrying short fixed interest rates were traded per January 1, 2017 to 1 percent higher interest rate, this would result in an additional interest expense for 2017 of SEK 43 (54) million, and affect profit/loss after tax by SEK 34 (42) million. For additional information please refer to Note 25.
The capital amount of outstanding interest rate derivatives on December 31, 2017 amounts to SEK 3.2 billion converting variable interest rate to fixed interest rate. The cash flows related to outstanding interest rate derivative is expected to affect the income statement during the remaining duration of the interest rate swaps. Official market listings have been used to determine the fair value of interest rate derivatives. The Group will settle the difference between the fixed and floating interest rate on a net basis.

Outstanding interest rate derivatives for cash flow hedging are shown below.

			Dec 31, 2017		Dec 31, 2016
Currency	Fixed interest rate terms %	Maturity	Capital amount, nominal	Reported fair value	Capital amount, nominal	Reported fair value
SEK	2.6125	2021	1,400	–108	1,400	–144
SEK	1.9695	2021	300	–18	300	–23
SEK	0.695	2021	300	–6	300	–8
SEK	1.9495	2021	200	–12	200	–15
SEK	2.1575	2020	250	–12	250	–18
SEK	0.148	2021	700	–	700	–1
Total outstanding interest rate derivatives			3,150	–156	3,150	–209

The total change in fair values on the interest rate derivatives amounted to SEK –18 (–83) million and are recognized in other comprehensive income as cash flow hedges. Of the total change in fair value SEK 71 (68) million was reclassified to the income statement and included in interest costs for the year.

Liquidity risk
The Group’s excess liquidity is invested on a short-term basis or used for loan repayments. Liquidity reserves consist of available cash, undrawn committed credit facilities and committed overdraft facilities. At the end of 2017, the Group had available liquidity of SEK 10.7 (10.0) billion. For additional information please refer to Note 23.
At present, Tele2 has a credit facility with a syndicate of ten banks. The facility has a tenor of five years with two one-year extension options. In the beginning of 2017, the facility was extended with one year to 2022 and in the beginning of 2018 with additionally one year to 2023. In 2017, the credit facility was reduced by EUR 40 million. The remaining facility amount after the reduction is EUR 760 million. On December 31, 2017 the facility was unutilized.
Tele2 AB’s EUR 3 billion Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. On December 31, 2017 issued bonds under the Program amounted to SEK 8,534 (8,390) million. For additional information please refer to Note 25.

Undiscounted contractual commitments are presented below. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		December 31, 2017
	Note	Within 1 year	1–3 years	3–5 years	After 5 years	Total
Financial liabilities1)	25	4,357	2,544	6,108	2,616	15,625
Commitments, other2)	29	2,149	4,510	56	80	6,795
Operating leases	30	960	953	497	879	3,289
Total contractual commitments		7,466	8,007	6,661	3,575	25,709

	Dec 31, 2016
	Note	Within 1 year	1–3 years	3–5 years	After 5 years	Total
Financial liabilities1)	25	7,918	1,854	3,721	2,838	16,331
Commitments, other2)	29	1,080	587	26	80	1,773
Operating leases2)	30	1,045	917	465	815	3,242
Total contractual commitments		10,043	3,358	4,212	3,733	21,346
1)	including future interest payments
2)	Dec 31, 2016 has been adjusted to exclude commitments related to the operations in Netherlands held for sale

Credit risk
Tele2’s credit risk is mainly associated with accounts receivables, receivables related to sold equipment (handsets) and cash and cash equivalents. The Group regularly assesses its credit risk arising from accounts receivables and receivables related to sold equipment. As the customer base is highly diversified and includes individuals and companies, the exposure and associated overall credit risk is limited. Whenever favourable, companies within the Group are entitled to sell overdue receivables to debt collection agencies either as a one-time occasion or on ongoing basis. The Group makes provisions for expected credit losses
Maximum credit exposure for accounts receivables amounts to SEK 2,224 (2,584) million and receivables related to sold equipment to SEK 2,378 (3,739) million. In addition assets classified as held for sale includes accounts receivables and receivables related to sold equipment by maximum credit exposure of SEK 385 and 1,378 million respectively.
The credit risk on liquid funds and derivative financial instruments is limited because the counterparty are banks with high credit-ratings assigned by international credit-rating agencies. Maximum credit exposure for liquid funds amounts to SEK 802 (257) million and derivatives to SEK 17 (47) million.

NOTE 3  EXCHANGE RATE EFFECTS
The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries’ currencies against the Swedish krona. Net sales and EBITDA are distributed among the following currencies.

	Net sales				EBITDA
	2017		2016		2017		2016
SEK	16,178	64%	13,425	64%	4,087	64%	3,734	69%
EUR	4,445	18%	4,084	19%	1,604	25%	1,351	25%
KZT	2,727	11%	2,152	10%	649	10%	221	4%
HRK	1,674	7%	1,529	7%	67	1%	102	2%
Total	25,024	100%	21,190	100%	6,407	100%	5,408	100%

Tele2’s operating profit for the year was mainly affected by fluctuations in KZT and EUR. The annual change of net sales and EBITDA was 17 (9) and 18 (4) percent respectively, excluding exchange rate differences. FX-adjusted figures per country are presented below.

	Net sales			EBITDA			Net profit
	2017	20161)	Growth	2017	20161)	Growth	2017	20161)
Sweden	15,896	13,195	20%	4,329	3,836	13%
Lithuania	1,949	1,716	14%	667	576	16%
Latvia	1,152	1,013	14%	414	323	28%
Estonia	732	705	4%	178	171	4%
Kazakhstan	2,727	2,251	21%	649	231	181%
Croatia	1,674	1,570	7%	67	105	–36%
Germany	612	720	–15%	269	301	–11%
Other	282	230	23%	–166	–98	–69%
FX-adjusted	25,024	21,400	17%	6,407	5,445	18%	2,672	1,583
FX effects		–210			–37			18
Total	25,024	21,190	18%	6,407	5,408	18%	2,672	1,601

1) constant currency basis (by using the 2017 exchange rates)

Assets and liabilities per country is presented in Note 4 and net assets per currency is presented in Note 2.
A five percent currency movement of all currencies against the Swedish krona would affect the Group’s net sales and EBITDA on an annual basis by SEK 442 (388) million and SEK 116 (84) million, respectively.

Exchange rate differences which arise in operations are reported in the income statements and totals to the following amounts.

	2017	2016
Other operating income	35	50
Other operating expenses	–43	–38
Other financial items	2	2
Total exchange rate differences in income statement	–6	14

42	Tele2 – Annual Report 2017

Notes

NOTE 4  SEGMENT REPORTING

The segment reporting is based on country level. Services offered within the segments are mobile telephony, fixed broadband, fixed telephony and other operations (mainly business solutions, carrier operations and wholesale). Additional information regarding split on services per sergment is presented in Note 5, Note 6 and Note 14.
The segment Other mainly includes IoT (internet of things), the parent company Tele2 AB and central functions, as well as other minor operations. Tele2 Sweden is split into core operations and central group functions. Core operations is reported in the segment Sweden and central functions are included in the segment Other. For additional information please refer to section Segment reporting in Note 1.

	2017
	Sweden	Lithuania	Latvia	Estonia	Kazakhstan	Croatia	Germany	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Net sales
External	15,896	1,949	1,152	732	2,727	1,674	612	282	–	25,024
Internal	3	20	22	5	–	7	–	–	–57	–
Net sales	15,899	1,969	1,174	737	2,727	1,681	612	282	–57	25,024
EBITDA	4,329	667	414	178	649	67	269	–166	–	6,407
Depreciation/amortization and other impairment	–1,543	–138	–129	–116	–511	–91	–9	–49	–	–2,586
Items affecting comparability (Note 6)
Acquisition costs	–20	–	–	–	–	–	–	–	–	–20
Integration costs	–144	–	–	–	–15	–	–	–	–	–159
Challenger program	–4	–	–	–	–	–1	–6	–67	–	–78
Operating profit/loss	2,618	529	285	62	123	–25	254	–282	–	3,564
Interest income	–	–	–	–	–	–	–	–	24	24
Interest costs	–	–	–	–	–	–	–	–	–316	–316
Other financial items	–	–	–	–	–	–	–	–	–338	–338
Income tax	–	–	–	–	–	–	–	–	–262	–262
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	2,618	529	285	62	123	–25	254	–282	–892	2,672
OTHER INFORMATION
CONTINUING OPERATIONS
CAPEX	746	114	83	83	501	90	–	319	–	1,936
Non-cash-generating profit/loss items
Depreciation/amortization and impairments	–1,543	–138	–129	–116	–511	–91	–9	–49	–	–2,586
Sales of fixed assets and operations	–8	–1	–	–	–3	–	–	–1	105	92
Incentive program	–	–	–	–	–	–	–	–30	–	–30

	Dec 31, 2017
BALANCE SHEET
Assets	12,722	2,419	2,161	1,488	3,687	1,603	85	3,363	11,612	39,140
Liabilities	3,796	389	236	181	1,223	813	125	1,096	14,367	22,226

Instead of only reporting non-current assets by segment, total assets by segment have been reported as this is more relevant for Tele2.

	2016
	Sweden	Lithuania	Latvia	Estonia	Kazakhstan	Croatia	Germany	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Net sales
External	13,195	1,687	996	693	2,152	1,529	708	230	–	21,190
Internal	1	16	23	1	–	–	–	3	–44	–
Net sales	13,196	1,703	1,019	694	2,152	1,529	708	233	–44	21,190
EBITDA	3,836	567	318	168	221	102	295	–99	–	5,408
Depreciation/amortization and other impairment	–1,187	–112	–133	–105	–489	–75	–19	–38	–	–2,158
Items affecting comparability (Note 6)
Impairment of goodwill and other assets	–	–	–	–	–344	–	–	–	–	–344
Sale of operations	3	–	–	–	–	–	–	–4	–	–1
Acquisition costs	–35	–	–	–	–	–	–	–26	–	–61
Integration costs	–36	–	–	–	–45	–	–	–	–	–81
Challenger program	–115	–	–1	–5	–	–1	–7	–106	–	–235
Operating profit/loss	2,466	455	184	58	–657	26	269	–273	–	2,528
Interest income	–	–	–	–	–	–	–	–	18	18
Interest expenses	–	–	–	–	–	–	–	–	–326	–326
Other financial items	–	–	–	–	–	–	–	–	297	297
Income tax	–	–	–	–	–	–	–	–	–916	–916
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	2,466	455	184	58	–657	26	269	–273	–927	1,601
OTHER INFORMATION
CONTINUING OPERATIONS
CAPEX	896	228	68	71	514	130	3	409	–	2,319
Non-cash-generating profit/loss items
Depreciation/amortization and impairments	–1,187	–112	–133	–107	–833	–75	–19	–38	–	–2,504
Sales of fixed assets and operations	12	–	–	–	–10	5	–	–5	–	2
Incentive program	–	–	–	–	–	–	–	–1	–	–1

	Dec 31, 2016
	Sweden	Lithuania	Latvia	Estonia	Netherlands	Kazakhstan	Croatia	Austria	Germany	Other	Undistributed and internal elimination	Total
BALANCE SHEET
Assets	14,132	2,278	2,076	1,491	10,727	3,881	1,377	398	94	2,932	1,091	40,477
Liabilities	4,952	362	250	185	1,833	1,499	603	306	110	1,056	11,125	22,281

Tele2 – Annual Report 2017	43

Notes

NOTE 5  NET SALES AND NUMBER OF CUSTOMERS

Net Sales

	Net sales		of which internal sales
	2017	2016	2017	2016
Sweden
Mobile	12,285	11,279	3	1
Fixed broadband	1,247	769	–	–
Fixed telephony	372	453	–	–
Other operations	1,995	695	–	–
	15,899	13,196	3	1
Lithuania
Mobile	1,969	1,703	20	16
	1,969	1,703	20	16
Latvia
Mobile	1,174	1,019	22	23
	1,174	1,019	22	23
Estonia
Mobile	692	646	5	1
Fixed telephony	3	4	–	–
Other operations	42	44	–	–
	737	694	5	1
Kazakhstan
Mobile	2,727	2,152	–	–
	2,727	2,152	–	–
Croatia
Mobile	1,681	1,529	7	–
	1,681	1,529	7	–
Germany
Mobile	337	382	–	–
Fixed broadband	104	122	–	–
Fixed telephony	171	204	–	–
	612	708	–	–
Other
Mobile	147	75	–	–
Other operations	135	158	–	3
	282	233	–	3
TOTAL
Mobile	21,012	18,785	57	41
Fixed broadband	1,351	891	–	–
Fixed telephony	546	661	–	–
Other operations	2,172	897	–	3
	25,081	21,234	57	44
Internal sales, elimination	–57	–44
TOTAL NET SALES AND INTERNAL SALES	25,024	21,190	57	44

Net sales in segment Other are invoiced from Swedish companies.
FX-adjusted figures per country is presented in Note 3.

Net sales from external customers are comprised of the following categories.
	2017	2016
Sales of service	19,930	17,288
Sales of equipment	5,094	3,902
Total net sales	25,024	21,190

Mobile external net sales can be split into the following categories of revenues.

	2017	2016
Sweden, mobile
End-user service revenue	7,732	7,349
Operator revenue	841	875
Service revenue	8,573	8,224
Equipment revenue	3,110	2,420
Other revenue	599	634
	12,282	11,278
Lithuania, mobile
End-user service revenue	1,104	968
Operator revenue	223	220
Service revenue	1,327	1,188
Equipment revenue	622	499
	1,949	1,687
Latvia, mobile
End-user service revenue	686	600
Operator revenue	213	200
Service revenue	899	800
Equipment revenue	253	196
	1,152	996
Estonia, mobile
End-user service revenue	458	431
Operator revenue	79	79
Service revenue	537	510
Equipment revenue	150	135
	687	645
Kazakhstan, mobile
End-user service revenue	2,102	1,555
Operator revenue	601	513
Service revenue	2,703	2,068
Equipment revenue	24	84
	2,727	2,152
Croatia, mobile
End-user service revenue	937	866
Operator revenue	245	235
Service revenue	1,182	1,101
Equipment revenue	492	428
	1,674	1,529
Germany, mobile
End-user service revenue	337	382
	337	382
Other, mobile
End-user service revenue	147	75
	147	75
TOTAL, MOBILE
End-user service revenue	13,503	12,226
Operator revenue	2,202	2,122
Service revenue	15,705	14,348
Equipment revenue	4,651	3,762
Other revenue	599	634
TOTAL MOBILE EXTERNAL NET SALES	20,955	18,744

44	Tele2 – Annual Report 2017

Notes
Continued Note 5

Number of Customers

		Number of customers		Net customer intake
by thousands	Note	Dec 31, 2017	Dec 31, 2016	2017	2016
Sweden
Mobile		3,834	3,904	–70	–32
Fixed broadband		51	62	–11	–11
Fixed telephony		130	163	–33	–33
Other operations		1	2	–1	–
		4,016	4,131	–115	–76
Lithuania
Mobile		1,792	1,773	19	4
		1,792	1,773	19	4
Latvia
Mobile		952	945	7	–9
		952	945	7	–9
Estonia
Mobile		464	479	–15	–5
Fixed telephony		–	–	–	–3
		464	479	–15	–8
Kazakhstan
Mobile		6,914	6,440	474	252
		6,914	6,440	474	252
Croatia
Mobile		841	801	40	16
		841	801	40	16
Germany
Mobile		142	169	–27	–50
Fixed broadband		35	45	–10	–8
Fixed telephony		191	228	–37	–59
		368	442	–74	–117
TOTAL
Mobile		14,939	14,511	428	176
Fixed broadband		86	107	–21	–19
Fixed telephony		321	391	–70	–95
Other operations		1	2	–1	–
TOTAL NUMBER OF CUSTOMERS AND NET CUSTOMER INTAKE		15,347	15,011	336	62
Acquired companies	15			–	1,988
Changed method of calculation				–	23
TOTAL NUMBER OF CUSTOMERS AND NET CHANGE		15,347	15,011	336	2,073

In 2016, number of customers has changed with 23,000 customers without effecting the net intake due to implementation of new IT systems leading to improved reporting of number of customers in Latvia and Lithuania.
No customer represent 10 percent or more of net sales.

NOTE 6  EBITDA AND EBIT

		EBITIIA		EBIT
	Note	2017	2016	2017	2016
Sweden
Mobile		3,809	3,436	2,827	2,485
Fixed broadband		154	127	–108	1
Fixed telephony		109	109	101	94
Other operations		257	164	–34	69
		4,329	3,836	2,786	2,649
Lithuania
Mobile		667	567	529	455
		667	567	529	455
Latvia
Mobile		414	318	285	185
		414	318	285	185
Estonia
Mobile		163	152	54	56
Fixed telephony		1	1	1	1
Other operations		14	15	7	6
		178	168	62	63
Kazakhstan
Mobile		649	221	138	–268
		649	221	138	–268
Croatia
Mobile		67	102	–24	27
		67	102	–24	27
Germany
Mobile		123	133	118	121
Fixed broadband		30	21	27	16
Fixed telephony		116	141	115	139
		269	295	260	276
Other
Mobile		–101	–64	–106	–65
Other operations		–65	–35	–109	–72
		–166	–99	–215	–137
TOTAL
Mobile		5,791	4,865	3,821	2,996
Fixed broadband		184	148	–81	17
Fixed telephony		226	251	217	234
Other operations		206	144	–136	3
		6,407	5,408	3,821	3,250
Items affecting comparability	4, 6			–257	–722
TOTAL EBITDA AND EBIT		6,407	5,408	3,564	2,528

FX-adjusted figures per country is presented in Note 3.
Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers. One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems. Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2. In 2017, a provision for doubtful receivables was recorded affecting the EBITDA in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak. The collection process is still ongoing with a number of different activities in process.

Bridge from EBITDA to EBIT

	Note	2017	2016
EBITDA		6,407	5,408
Impairment of goodwill	6	–	–344
Sale of operations	7, 15	–	–1
Acquisition costs	15	–20	–61
Integration costs	6	–159	–81
Challenger program	6	–78	–235
Total items affecting comparability		–257	–722
Depreciation/amortization and other impairment		–2,586	–2,158
EBIT		3,564	2,528

Tele2 – Annual Report 2017	45

Notes

Continued Note 6

Items affecting comparability for segment reporting
Impairment of goodwill
	Impairment of goodwill
	2017	2016
Kazakhstan	–	–344
Total	–	–344
of which:	–	–344
-cost of service provided and equipment sold

In 2017, a goodwill impairment loss of SEK 1,194 (2,481) million was recognized related to Netherlands and is reported as discontinued operation.  Please refer to Note 36 for additional information.
In 2016, an impairment loss on goodwill of SEK 344 million was recognized referring to the cash generating unit Kazakhstan. The impairment was due to a weakening in the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants. This also resulted in the beginning of the year in a decrease in the value of the put option obligation to the former noncontrolling interest in Tele2 Kazakhstan, which represents an 18 percent economic interest in the new jointly owned company (Note 24), with a positive effect in the income statement of SEK 413 million reported under financial items.
Additional information is presented in Note 13.

Acquisition costs and integration costs
		Acquisition costs		integration costs
	Note	2017	2016	2017	2016
Com Hem, Sweden	39	–20	–	–	–
TDC, Sweden		–	–35	–144	–36
Altel, Kazakhstan		–	–24	–15	–45
Other acquisitions		–	–2	–	–
Total		–20	–61	–159	–81
of which:
- cost of service provided and equipment sold		–	–	–40	–15
-selling expenses		–	–	–23	–5
-administrative expenses		–	–	–96	–61
-other operating expenses		–20	–61	–	–
of which:
-redundancy costs				–62	–28
- other employee and consultancy costs				–63	–36
-exit of contracts and other costs				–34	–17

Challenger program
At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group. The program will strengthen the organization further and enable it to continue to challenge the industry. The costs associated with the program are reported as items affecting comparability as defined by Tele2’s definition of EBITDA and in the income statement on the following line items. The Challenger program ended on December 31, 2017.

	2017	2016
Cost of services provided and equipment sold	–7	–16
Selling expenses	–1	–8
Administrative expenses	–70	–211
Total Challenger program costs	–78	–235
of which:
-redundancy costs	–31	–128
-other employee and consultancy costs	–46	–97
-exit of contracts and other costs	–1	–10

Depreciation/amortization and impairment
By function
	2017	2016
Depreciation/amortization
Cost of services provided and equipment sold	–1,923	–1,678
Selling expenses	–82	–80
Administrative expenses	–584	–395
Total depreciation/amortization	–2,589	–2,153

Impairment
Cost of services provided and equipment sold	3	–351
Total impairment	3	–351

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT FOR THE YEAR	–2,586	–2,504

By type of asset
	2017	2016
Depreciation/amortization
Utilization rights, trademarks and software	–498	–372
Licenses (frequency)	–219	–229
Customer agreements	–161	–83
Buildings	–23	–14
Machinery and technical plant	–1,518	–1,323
Equipment and installations	–170	–132
Total depreciation/amortization	–2,589	–2,153

Impairment
Goodwill	–	–344
Machinery and technical plant	–	–2
Construction in progress, tangible assets	3	–5
Total impairment	3	–351

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT FOR THE YEAR	–2,586	–2,504

NOTE 7  OTHER OPERATING INCOME

	2017	2016
Sale to joint operations	75	72
Exchange rate gains from operations	35	50
Sale of non-current assets	3	17
Sale of residential cable and fiber operations, Sweden	–	3
Service level agreements, for sold operations	3	4
Other income	18	5
Total other operating income	134	151

NOTE 8  OTHER OPERATING EXPENSES

	Note	2017	2016
Exchange rate loss from operations		–43	–38
Acquisition costs	6	–20	–61
Sale/scrapping of non-current assets		–16	–13
Sale of operation, Procure IT Right		–	–4
Service level agreements, for sold operations		–3	–3
Other expenses		–1	–1
Total other operating expenses		–83	–120

NOTE 9  INTEREST INCOME

	2017	2016
Interest, bank balances	13	7
Interest, penalty interest	6	10
Interest, other receivables	5	1
Total interest income	24	18

All interest income is for financial assets reported at amortized cost. Interest income related to impaired financial assets, such as accounts receivable, are not significant.

46	Tele2 – Annual Report 2017

Notes

NOTE 10  INTEREST EXPENSES

	2017	2016
Interest, financial institutions and similar liabilities	–253	–264
Interest, other interest-bearing liabilities	–52	–57
Interest, penalty interest	–11	–5
Total interest costs	–316	–326

All interest costs are for financial instruments not valued at fair value through the income statement.

NOTE 11  OTHER FINANCIAL ITEMS

	2017	2016
Change in fair value, put option Kazakhstan	–	413
Change in fair value, earn-out Kazakhstan	–332	–100
Exchange rate differences	9	2
EUR net investment hedge, interest component	–3	–5
Sale of Modern Holding Inc	–	–2
Other finance expenses	–12	–11
Total other financial items	–338	297

In the beginning of 2016, the put option obligation to the former non-controlling interest in Tele2 Kazakhstan was settled and SEK 125 million was paid. The remaining obligation was released to the income statement affecting financial items in 2016 positively by SEK 413 million. The reason for the change in fair value in 2016 was due to the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants.
The put-option obligation in Kazakhstan was in the beginning of 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan (see Note 24). To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2017 valued to SEK 432 (100) million and reported as a financial liability with fair value changes reported as other financial items in the income statement. The change in fair value on December 31, 2016 was due to an improved outlook, in light of the positive business development during 2016 as well as reaching a significant share of the integration milestones. The change in 2017 is related to a continuation of the positive trend in the Kazakhstan operation that exceeds the original plan. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.
For information regarding the earn-out in Kazakhstan as well as EUR net investment hedges please refer to Note 2 and Note 25.

NOTE 12 TAXES

Tax expense/income
	2017	2016
Current tax expense, on profit/loss current year	–555	–481
Current tax expense/income, on profit prior periods	–11	3
Current tax expense	–566	–478
Deferred tax expense/income	304	–438
Total tax on profit for the year	–262	–916

Theoretical tax expense
The difference between recorded tax expense for the Group and the tax expense based on prevailing tax rates in each country consists of the below listed components.

	2017		2016
Profit before tax	2,934		2,517

Tax expense/income
Theoretic tax according to prevailing tax rate in each country	–666	–22.7%	–602	–23.9%

Tax effect of
Impairment of goodwill, non-deductible	–	–	–69	–2.7%
Change in fair value, put option Kazakhstan	–	–	91	3.6%
Change in fair value, earn-out Kazakhstan	–73	–2.5%	–22	–0.9%
Interest costs	–114	–3.9%	–131	–5.2%
Other non-deductible expenses/non-taxable revenues	–36	–1.1%	–3	–0.1%
Valuation of tax assets relating to tax loss carry-forwards from previous years	560	19.1%	40	1.6%
Release of deferred tax liabilities due to new tax rules in Latvia	39	1.3%	–	–
Adjustment due to changed tax rate	–	–	–140	–5.6%
Expired tax loss carry-forwards	–	–	–9	–0.4%
Adjustment of tax assets from previous years	–23	–0.8%	–43	–1.7%
Change of not valued loss-carry forwards	51	1.7%	–28	–1.1%
Tax expense/income and effective tax rate for the year	–262	–8.9%	–916	–36.4%

In 2017, taxes were positively affected by a reassessment of the previously not recognized deferred tax assets related to loss carry forwards and temporary differences in Kazakhstan of SEK 478 million.
In 2017, taxes were positively affected by a reassessment of the previously not capitalized deferred tax assets relating to loss carry forwards in Germany of SEK 82 (40) million.
In 2016, net taxes were negatively impacted by SEK –140 million due to revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates in Luxembourg from January 1, 2017.

Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items.

	Dec 31, 2017	Dec 31, 2016
Deferred tax assets
Unutilized loss carry-forwards	1,423	1,591
Tangible and intangible assets	193	90
Receivables	10	5
Liabilities	93	76
Pensions	11	11
Other	1	2
Total deferred tax assets	1,731	1,775
Netted against deferred liabilities	–9	–73
Total deferred tax assets according to the balance sheet	1,722	1,702

Deferred tax liabilities
Intangible assets	–31	–63
Tangible assets	–763	–696
Receivables	7	–
Liabilities	–423	–380
Other	1	–
Total deferred tax liabilities	–1,209	–1,139
Netted against deferred assets	9	73
Total deferred tax liabilities according to the balance sheet	–1,200	–1,066

NET OF DEFERRED TAX ASSETS AND TAX LIABILITIES	522	636

Tele2 – Annual Report 2017	47

Notes

Continued Note 12

The movement in deferred income tax assets and liabilities during the year is as follows.

	Dec 31, 2017
	Loss carry forwards	Temporary differences tax assets	Temporary differences tax liabilities	Total
Deferred tax assets/-liabilities as of January 1	1,566	136	–1,066	636
Netted against deferred liabilities, opening balance	–	48	–48	–
Reported in income statement	185	228	–109	304
Reported in income statement, discontinued operations	–45	17	–	–28
Reported in other comprehensive income	–45	–6	–	–51
Reported in equity	–	4	–	4
Divested companies	–243	–25	17	–251
Assets classified as held for sale	–24	–81	–	–105
Exchange rate differences	29	–13	–3	13
Netted against deferred liabilities	–1	–8	9	–
Deferred tax assets/-liabilities as of December 31	1,422	300	–1,200	522

	Dec 31, 2016
	Loss carry forwards	Temporary differences tax assets	Temporary differences tax liabilities	Total
Deferred tax assets/-liabilities as of January 1	1,864	100	–697	1,267
Netted against deferred liabilities, opening balance	–	42	–42	–
Reported in income statement	–305	–33	–100	–438
Reported in income statement, discontinued operations	–11	–	–	–11
Reported in other comprehensive income	–57	6	–	–51
Reported in equity	–	12	–	12
Divested companies	35	36	–287	–216
Exchange rate differences	65	21	–13	73
Netted against deferred liabilities	–25	–48	73	–
Deferred tax assets/-liabilities as of December 31	1,566	136	–1,066	636

Tax loss carry-forwards
The Group’s total tax loss carry-forwards as of December 31, 2017 were SEK 7,553 (11,811) million of which SEK 5,736 (6,215) million, for which deferred tax assets were recognized and the remaining part, SEK 1,817 (5,596) million, were not recognized. Total tax loss carry-forwards expire according to below.

	Recognized		Not recognized		Total
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Expires in five years	–	–	266	592	266	592
Expires after five years	1,080	283	2	3,238	1,082	3,521
With expiration date	1,080	283	268	3,830	1,348	4,113
No expiration date	4,656	5,932	1,549	1,766	6,205	7,698
Total tax loss carry-forwards	5,736	6,215	1,817	5,596	7,553	11,811

	Dec 31, 2017	Dec 31, 2016
Deferred tax assets
Companies reported a profit this year and previous year	1,259	1,595
Companies reported a loss this year	463	107
Total deferred tax assets	1,722	1,702

Deferred tax assets were reported for deductible temporary differences and tax loss carry-forwards to the extent convincing evidence showed that these can be utilized against future taxable profits. Deferred tax assets concerning operations which reported losses in 2017 were related to Kazakhstan. The operation in Kazakhstan is in a tax position and has during 2017 started to utilize its loss carry fowards.  Kazakhstan report taxible income, mainly due to not deductible interest costs.

Tax disputes
In 2017, the Administrative Court in Sweden rejected Tele2 Sweden’s claims for a deduction of interest expenses on intra-group loans related to the years 2013 and 2014 according to interest limitation rules introduced in 2013. Tele2 has appealed the Administrative Court’s rulings. The decision did not have any effect on Tele2’s results since the amount was already reserved.

NOTE 13  INTANGIBLE ASSETS

		Dec 31, 2017
	Note	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Acquisition value
Acquisition value at January1		4,619	4,782	3,458	439	13,298	15,054	28,352
Acquisition value for assets classified as held for sale	36	–6	–1,635	–1,320	–	–2,961	–5,514	–8,475
Acquisition value in acquired companies	15	–	–	–	–	–	–4	–4
Acquisition value in divested companies	36	–222	–	–672	–21	–915	–2,135	–3,050
Investments		101	3	–	501	605	–	605
Sales and scrapping		–81	–8	–	–	–89	–	–89
Reclassification		434	8	–	–448	–6	–	–6
Exchange rate differences		–4	8	17	1	22	255	277
Total acquisition value		4,841	3,158	1,483	472	9,954	7,656	17,610

Accumulated amortization
Accumulated amortization at January 1		–2,773	–1,843	–2,418	–	–7,034		–7,034
Accumulated amortization for assets classified as held for sale	36	6	364	1,320	–	1,690		1,690
Accumulated amortization in divested companies	36	196	–	624	–	820		820
Amortization		–517	–322	–161	–	–1,000		–1,000
Sales and scrapping		76	8	–	–	84		84
Exchange rate differences		–5	13	–16	–	–8		–8
Total accumulated amortization		–3,017	–1,780	–651	–	–5,448		–5,448

Accumulated impairment
Accumulated impairment at January 1		–273	–123	–47	–	–443	–7,325	–7,768
Accumulated impairment for assets classified as held for sale	36	–	–	–	–	–	4,406	4,406
Accumulated impairment in divested companies	36	–	–	47	–	47	2,126	2,173
Impairment		–	–	–	–	–	–1,194	–1,194
Exchange rate differences		–	–4	–	–	–4	–152	–156
Total accumulated impairment		–273	–127	–	–	–400	–2,139	–2,539
TOTAL INTANGIBLE ASSETS		1,551	1,251	832	472	4,106	5,517	9,623

CAPEX per service within each country is presented in Note 14.

48	Tele2 – Annual Report 2017

Notes

Continued Note 13

	Dec 31, 2016
	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Acquisition value
Acquisition value at January 1	3,871	4,257	2,265	480	10,873	12,910	23,783
Acquisition value in acquired companies	208	148	1,073	–	1,429	1,561	2,990
Investments	118	146	–	396	660	–	660
Sales and scrapping	–3	–1	–	–	–4	–	–4
Reclassification	372	71	–	–440	3	–	3
Exchange rate differences	53	161	120	3	337	583	920
Total acquisition value	4,619	4,782	3,458	439	13,298	15,054	28,352

Accumulated amortization
Accumulated amortization at January 1	–2,338	–1,463	–2,200	–	–6,001		–6,001
Amortization	–405	–331	–103	–	–839		–839
Sales and scrapping	3	1	–	–	4		4
Exchange rate differences	–33	–50	–115	–	–198		–198
Total accumulated amortization	–2,773	–1,843	–2,418	–	–7,034		–7,034

Accumulated impairment
Accumulated impairment at January 1	–273	–117	–45	–	–435	–4,249	–4,684
Impairment	–	–	–	–	–	–2,825	–2,825
Exchange rate differences	–	–6	–2	–	–8	–251	–259
Total accumulated impairment	–273	–123	–47	–	–443	–7,325	–7,768

TOTAL INTANGIBLE ASSETS	1,573	2,816	993	439	5,821	7,729	13,550

Goodwill
In connection with the acquisition of operations, goodwill is allocated to the cash generating units that are expected to receive future financial benefits such as for example synergies as a result of the acquired operations. In the event that separate cash generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are controlled and monitored internally, which is on country level.

	Note	Dec 31, 2017	Dec 31, 2016
Sweden		2,668	2,672
Lithuania		832	808
Latvia		1,193	1,158
Estonia		691	672
Netherlands	36		2,263
Kazakhstan		133	147
Austria		–	9
Total goodwill		5,517	7,729

Allocation of goodwill and test for goodwill impairment
Tele2 tests goodwill for impairment annually by calculating the recoverable value for the cash-generating units to which goodwill are allocated. The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs of disposal. For all cash-generating units the recoverable values have been determined based on value in use, except for Tele2 Netherlands. For further information about impairment for Tele2 Netherlands, please refer to Note 36.
The most important criteria in the calculations of values in use are growth rates, profit margins, investment levels and discount rates. The expected revenue growth rate, profit margin and investment level are based on sector data as well as management’s assessment of market-specific risks and opportunities, including expected changes in competition, the business model used by Tele2 and the regulatory environment. Management’s assessment of the range of revenues, profits and investments are limited to Tele2’s current telecom licences and assets. The discount rate takes into account the prevailing interest rates and specific risk factors in a particular cash-generating unit. The discount rate before tax (WACC) varies between 10 and 18 (9 and 18) percent.
Tele2 calculates future cash flows based on the most recently presented three-year plan. In one (one) case we extend the business case for an additional seven years until the forecasted cash flow growth is considered more stable. For the period after this, annual growth of up to 2 (up to 2) percent is assumed. These rates do not exceed the average long-term growth for the sector as a whole nor do they exceed the expected long term GDP growth rates in the markets. In 2016, Tele2 recognized goodwill impairment loss of the cash generating unit Kazakhstan of SEK 344 million. For additional information see Note 6.

Changes to important assumptions
The carrying amounts of cash-generating units for which impairment losses were recognized in 2016, i.e. Netherlands and Kazakhstan, have been written down to its value in use. A subsequent negative development to any important assumption after the end of those years would therefore give rise to further impairment losses.
For the other cash-generating units to which goodwill have been allocated Tele2 assesses that reasonable possible changes in the major assumptions should not have such significant effects that they individually would reduce the value in use to a value that is lower than the carrying value on the cash generating units.

The value in use calculations, used for all cash-generating units, are based on the following assumptions per country.

	WACC pre-tax		Forecast period, in years		Growth rate after the forecast period
	2017	2016	2017	2016	2017	2016
Sweden	10%	10%	3	3	0%	0%
Lithuania	10%	10%	3	3	2%	2%
Latvia	10%	9%	3	3	2%	2%
Estonia	10%	9%	3	3	2%	2%
Kazakhstan	18%	18%	10	10	1%	1%

Tele2 – Annual Report 2017	49

Notes

NOTE 14  TANGIBLE ASSETS

		December 31, 2017
	Note	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Acquisition value
Acquisition value at January 1		344	2,535	2,233	5,112	35,753	584	40,865
Acquisition value for assets classified as held for sale	36	–13	–1,286	–492	–1,791	–10,032	–	–11,823
Acquisition value in divested companies	36	–	–44	–13	–57	–1,164	–248	–1,221
Investments		–	104	1,910	2,014	345	–	2,359
Dismantling costs		–	–	–	–	–187	–	–187
Sales and scrapping		–5	–56	–4	–65	–1,661	–1	–1,726
Reclassification		91	295	–2,051	–1,665	1,671	4	6
Exchange rate differences		–12	36	–49	–25	218	2	193
Total acquisition value		405	1,584	1,534	3,523	24,943	341	28,466

Accumulated depreciation
Accumulated depreciation at January 1		–162	–1,746	–	–1,908	–23,563	–480	–25,471
Accumulated depreciation for assets classified as held for sale	36	11	882	–	893	5,903	–	6,796
Accumulated depreciation in divested companies	36	–	43	–	43	1,016	231	1,059
Depreciation		–24	–419	–	–443	–2,312	–23	–2,755
Sales and scrapping		1	55	–	56	1,614	–	1,670
Reclassification		–1	–	–	–1	1	–	–
Exchange rate differences		–2	–30	–	–32	–166	–2	–198
Total accumulated depreciation		–177	–1,215	–	–1,392	–17,507	–274	–18,899

Accumulated impairment
Accumulated impairment at January 1		–4	–7	–10	–21	–997	–	–1,018
Impairment		–	–	3	3	–	–	3
Sales and scrapping		4	–	4	8	29	–	37
Exchange rate differences		–	–	–	–	–12	–	–12
Total accumulated impairment		–	–7	–3	–10	–980	–	–990

TOTAL TANGIBLE ASSETS		228	362	1,531	2,121	6,456	67	8,577

Finance leases relate to the expansion of transmission capacity in Sweden, please refer to Note 30.

	December 31, 2016
	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Acquisition value
Acquisition value at January 1	259	2,015	2,127	4,401	31,710	574	36,111
Acquisition value in acquired companies	175	36	58	269	962	–	1,231
Acquisition value in divested companies	–	–1	–	–1	–	–	–1
Investments	9	46	2,819	2,874	297	–	3,171
Dismantling costs	–	–	–	–	288	–	288
Sales and scrapping	–6	–57	–14	–77	–924	–1	–1,001
Reclassification	–119	412	–2,868	–2,575	2,572	–	–3
Exchange rate differences	26	84	111	221	848	11	1,069
Total acquisition value	344	2,535	2,233	5,112	35,753	584	40,865

Accumulated depreciation
Accumulated depreciation at January 1	–143	–1,392	–	–1,535	–22,006	–446	–23,541
Accumulated depreciation in divested companies	–	1	–	1	–	–	1
Depreciation	–18	–343	–	–361	–2,058	–25	–2,419
Sales and scrapping	5	54	–	59	908	1	967
Reclassification	1	–13	–	–12	12	–	–
Exchange rate differences	–7	–53	–	–60	–419	–10	–479
Total accumulated depreciation	–162	–1,746	–	–1,908	–23,563	–480	–25,471

Accumulated impairment
Accumulated impairment at January 1	–4	–7	–12	–23	–955	–	–978
Impairment	–	–	–5	–5	–2	–	–7
Sales and scrapping	–	–	8	8	2	–	10
Exchange rate differences	–	–	–1	–1	–42	–	–43
Total accumulated impairment	–4	–7	–10	–21	–997	–	–1,018

TOTAL TANGIBLE ASSETS	178	782	2,223	3,183	11,193	104	14,376

50	Tele2 – Annual Report 2017

Notes

Continued Note 14

CAPEX
	2017	2016
Intangible assets	605	660
Tangible assets	2,359	3,171
Total CAPEX	2,964	3,831
Less intangible assets in discontinued operations	–16	–22
Less tangible assets in discontinued operations	–1,012	–1,490
TOTAL CAPEX IN CONTINUING OPERATIONS	1,936	2,319

The difference between CAPEX and paid CAPEX is presented in Note 31.

	CAPEX
	2017	2016
Sweden
Mobile	456	665
Fixed broadband	159	78
Fixed telephony	12	12
Other operations	119	141
	746	896
Lithuania
Mobile	114	228
	114	228
Latvia
Mobile	83	68
	83	68
Estonia
Mobile	83	71
	83	71
Kazakhstan
Mobile	501	514
	501	514
Croatia
Mobile	90	130
	90	130
Germany
Mobile	–	1
Fixed broadband	–	2
	–	3
Other
Mobile	30	–
Other operations	289	409
	319	409
TOTAL
Mobile	1,357	1,677
Fixed broadband	159	80
Fixed telephony	12	12
Other operations	408	550
TOTAL CAPEX	1,936	2,319

Other refers mainly to investments in central systems.

NOTE 15  BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions and divestments of shares and participations affecting cash flow were as follows:

	2017	2016
ACQUISITIONS
TDC, Sweden	–8	–2,910
Altel, Kazakhstan	–	42
Kombridge, Sweden	–	–9
Total group companies	–8	–2,877
Mobile payment, Lithuania	–7	–
Capital contributions to joint ventures	–	–1
Total joint ventures and associated companies	–7	–1
TOTAL ACQUISITION OF SHARES AND PARTICIPATIONS	–15	–2,878
DIVESTMENTS
Tele2 Austria	676	–
Other divestments	–	–2
Total group companies	676	–2
Other divestments of other securities	–	4
Total associated companies and other securities	–	4
TOTAL SALE OF SHARES AND PARTICIPATIONS	676	2
TOTAL CASH FLOW EFFECT	661	–2,876

Acquisitions
Acquisitions after year-end
Please refer to Note 39 for information regarding acquisition of Com Hem during 2018.

Divestments
Discontinued operations
Please refer to Note 36 for information regarding sold operations reported as discontinued operations.

Tele2 – Annual Report 2017	51

Notes

NOTE 16  JOINT VENTURES AND ASSOCIATED COMPANIES

	Holding		Book value of shares		Result from shares
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	2017	2016
UAB Mobilieji mokéjimai, Lithuania	33.3%	–	7	–	–	–
SNPAC Swedish Nr Portability Adm. Centre AB, Sweden	40%	40%	7	7	–	–
Altlorenscheuerhof SA, Luxembourg	33.3%	33.3%	2	2	–	–
Total joint ventures and associated companies			16	9	–	–

Result from shares in joint ventures and associated companies

Extracts from the income statements of joint ventures and associated companies
	2017	2016
Net sales	51	88
Operating profit	1	2

Shares in joint ventures and associated companies
	Dec 31, 2017	Dec 31, 2016
Acquisition value
Acquisition value at January 1	9	7
Investments	7	5
Divestments	–	–3
Total shares in joint ventures and associated companies	16	9

Extracts from the balance sheets of associated companies
	Dec 31, 2017	Dec 31, 2016
Intangible assets	8	–
Tangible assets	1	1
Current assets	42	56
Total assets	51	57
Equity	40	20
Deferred tax liability	1	–
Current liabilities	10	37
Total equity and liabilities	51	57

NOTE 17  OTHER FINANCIAL ASSETS

	Dec 31, 2017	Dec 31, 2016
Receivable from sold equipment	629	848
Prepayment T-Mobile Netherlands, Mobile site access	–	205
VAT receivable, Kazakhstan	8	117
Pension funds	119	143
Non-current holdings of securities	1	1
Restricted bank deposits	1	1
Total other financial assets	758	1,315

The item receivable from sold equipment consists of receivable on customers for equipment, such as handsets and other equipment, which have been supplied to the customer and for which the revenues have been recognized. None of these receivables was due on the closing date. When invoicing takes place on amount to be amortized the receivable is transferred from this category to accounts receivable.

Non-current securities consist of shares in the companies listed below.
	Holding (capital/votes)	Dec 31, 2017	Dec 31, 2016
Estonian Broadband Development Foundation, Estonia	13%	1	1
Total non-current securities		1	1

NOTE 18  INVENTORIES

	Dec 31, 2017	Dec 31, 2016
Finished products & goods for resale	639	599
Other	48	56
Total inventories	687	655

Tele2’s inventories mainly consist of mobile phones. In 2017 inventories was expensed by SEK 4,732 (5,065) million, of which SEK 19 (38) million was related to write-downs.

NOTE 19  ACCOUNTS RECEIVABLE

	Dec 31, 2017	Dec 31, 2016
Accounts receivable	2,723	3,244
Reserve for doubtful accounts	–499	–660
Total accounts receivable, net	2,224	2,584

	Dec 31, 2017	Dec 31, 2016
Reserve for doubtful accounts
Reserve for doubtful accounts at January 1	660	623
Reserve for doubtful accounts for assets classified as held for sale	–264	–
Reserves in companies acquired during the year	–	14
Reserves in companies divested during the year	–8	–
Provisions	168	70
Recovery of previous provisions	–73	–74
Exchange rate differences	16	27
Total reserve for doubtful accounts	499	660

	Dec 31, 2017	Dec 31, 2016
Accounts receivable, overdue with no reserve
Overdue between 1–30 days	320	365
Overdue between 31–60 days	63	94
Overdue more than 60 days	81	46
Total accounts receivable, overdue with no reserve	464	505

NOTE 20  OTHER CURRENT RECEIVABLES

	Dec 31, 2017	Dec 31, 2016
Receivable from sold equipment	1,749	2,891
Receivable on Kazakhtelecom	548	405
VAT receivable	217	66
Receivable on Net4Mobility, joint operation in Sweden	166	144
Receivable on suppliers	134	133
Receivable on Svenska UMTS-nät, joint operation in Sweden	19	17
Derivatives	17	55
Prepayment T-Mobile Netherlands, Mobile site access	–	35
Other	38	26
Total other current receivables	2,888	3,772

The item receivable from sold equipment consists of receivable on customers for equipment, such as handsets and other equipment, which have been supplied to the customer and for which the revenues have been recognized. None of these receivables was due on the closing date. When invoicing takes place on amount to be amortized the receivable is transferred from this category to accounts receivable.
Derivatives consists of currency swaps, valued at fair value. The effective part of the swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as interest costs and other financial items, respectively, in the income statement. The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. For additional information please refer to Note 2.

52	Tele2 – Annual Report 2017

Notes

NOTE 21  PREPAID EXPENSES AND ACCRUED INCOME

	Dec 31, 2017	Dec 31, 2016
Prepaid expenses
Rental costs	292	335
Frequency usage	129	181
Other prepaid expenses	239	320
Total prepaid expenses	660	836

Accrued income
Customers	503	764
Other telecom operators	548	518
Other accrued income	56	75
Total accrued income	1,107	1,357
Total prepaid expenses and accrued income	1,767	2,193

SEK 38 (43) million of the balance sheet item is estimated to be paid more than 12 months after the closing date.

NOTE 22  CURRENT INVESTMENTS

	Dec 31, 2017	Dec 31, 2016
Restricted funds	1	21
Shares in other companies	2	–
Total current investments	3	21

NOTE 23  CASH AND CASH EQUIVALENTS AND UNUTILIZED OVERDRAFT FACILITIES

Available liquidity
	Dec 31, 2017	Dec 31, 2016
Cash and cash equivalents	802	257
Unutilized overdraft facilities and credit lines	9,935	9,785
Total available liquidity	10,737	10,042

	Dec 31, 2017	Dec 31, 2016
Unutilized overdraft facilities and credit lines
Overdraft facilities granted	1,240	1,240
Overdraft facilities utilized	–22	–305
Total unutilized overdraft facilities	1,218	935
Unutilized credit lines	8,717	8,850
TOTAL UNUTILIZED OVERDRAFT FACILITIES AND CREDIT LINES	9,935	9,785

Tele2’s share of liquid funds in joint operations, for which Tele2 has limited disposal rights, amounted at December 31, 2017 to SEK 67 (60) million and was included in the Group’s cash and cash equivalents.
No specific collateral is provided for overdraft facilities or unutilized credit lines.

Exchange rate difference in cash and cash equivalents
	Dec 31, 2017	Dec 31, 2016
Exchange rate differences in cash and
cash equivalents at January 1	–8	3
Exchange rate differences in cash flow for the year	28	47
Total exchange rate differences in cash and cash equivalents for the year	20	50

NOTE 24  SHARES, EQUITY AND APPROPRIATION OF PROFIT
Number of shares

	A shares		B shares		C shares		Total
	Change	Total	Change	Total	Change	Total
As of January 1, 2016		20,260,910		428,923,429		1,899,000	451,083,339
New share issue	2,532,613	22,793,523	53,284,060	482,207,489	-	1,899,000	506,900,012
As of December 31, 2016		22,793,523		482,207,489		1,899,000	506,900,012
Total number of shares as of December 31, 2017		22,793,523		482,207,489		1,899,000	506,900,012

	2017	2016
Number of outstanding shares	502,755,553	502,350,065
Number of shares in own custody	4,144,459	4,549,947
Number of shares, weighted average	502,614,759	452,146,472
Number of shares after dilution	505,931,001	505,041,442
Number of shares after dilution, weighted average	505,637,139	454,887,620

In 2016, Tele2 issued, with preferential rights for existing shareholders, 55,816,673 new shares (2,532,613 A-shares and 53,284,060 B-shares) corresponding to a total amount of SEK 2,910 million, after new issue costs of SEK –48 million, of which SEK 70 million is reported as an increase in share capital. The terms of the right issue entailed that every existing share entitled the holder to one subscription right of a share. Eight subscription rights of shares entitled the holder to subscribe for one new share of the corresponding share class to a subscription price of SEK 53 per share. The new issue was carried out in order to maintain the Tele2’s financial strength, in connection with the acquisition of TDC Sweden. In 2017, Tele2 released SEK 7 million of the 2016-year accrual for new share issue costs.
The share capital in Tele2 AB is divided into three classes of shares: Class A, B and C shares. All types of shares have a quota value of SEK 1.25 per share and Class A and B shares have the same rights in the company’s net assets and profits while Class C shares are not entitled to dividend. Shares of Class A entitle the holder to 10 voting rights per share and Class B and C shares to one voting right per share.
There are no limitations regarding how many votes each shareholder may vote for at general meetings of shareholders. The Articles of Association make no stipulation that limits the right to transfer the shares.
In the case of a bid for all shares or a controlling part of the shares in Tele2, the financing facilities may be accelerated and due for immediate repayment. In addition, some other agreements may be terminated.

Tele2 – Annual Report 2017	53

Notes

Continued Note 24

Shares in own custody
	B shares		C shares		Total
	Change	Total	Change	Total
As of January 1, 2016		2,995,972		1,899,000	4,894,972
Delivery of own shares under LTI program	–345,025	2,650,947	–	1,899,000	4,549,947
As of December 31, 2016		2,650,947		1,899,000	4,549,947
Delivery of own shares under LTI program	–405,488	2,245,459	–	1,899,000	4,144,459
Total number of shares in own custody as of December 31, 2017		2,245,459		1,899,000	4,144,459

Shares in own custody amount to 0.8 (0.9) percent of the share capital.
In 2017, Tele2 delivered 405,488 (345,025) B-shares in own custody to the participants in the LTIP program, as a result of share rights in the LTI 2014 (LTI 2013) being exercised.

Outstanding share rights
	Dec 31, 2017	Dec 31, 2016
Incentive program 2017–2020	1,373,574
Incentive program 2016–2019	1,065,265	1,195,370
Incentive program 2015–2018	736,609	837,616
Incentive program 2014–2017	–	668,560
Total number of outstanding share rights	3,175,448	2,701,546
of which will be settled in cash	–	10,169

Further information is provided in Note 33.

Number of shares after dilution
	Dec 31, 2017	Dec 31, 2016
Number of shares	506,900,012	506,900,012
Number of shares in own custody	–4,144,459	–4,549,947
Number of outstanding shares, basic	502,755,553	502,350,065
Number of outstanding share rights	3,175,448	2,701,546
Excluding share rights to be settled in cash	–	–10,169
Total number of shares after dilution	505,931,001	505,041,442

Earnings per share
	Earnings per share		Earnings per share, after dilution
	2017	2016	2017	2016
Net profit/loss attributable to equity holders of the parent company	425	–1,962	425	–1,962

Weighted average number of shares	502,614,759	452,146,472	502,614,759	452,146,472
Incentive program 2017–2020			909,312
Incentive program 2016–2019			1,125,670	804,813
Incentive program 2015–2018			783,348	970,707
Incentive program 2014–2017			204,050	777,542
Incentive program 2013–2016			–	188,086
Weighted average number of share rights			3,022,380	2,741,148
Weighted average number of outstanding shares after dilution			505,637,139	454,887,620
EARNINGS PER SHARE, SEK	0.85	–4.34	0.84	–4.34

Proposed appropriation of profit
The Board propose that, from the SEK 10,469,560,912 at the disposal of the Annual General Meeting, a dividend of SEK 4.00 per share should be paid to shareholders, corresponding on December 31, 2017 to SEK 2,011,022,212, and that the remaining amount, SEK 8,458,538,700, should be carried forward.
Based on this annual report, the consolidated financial statements and other information which has become known, the Board has considered all aspects of the parent company’s and the Group’s financial position. This evaluation has led the Board to the conclusion that the dividend is justifiable in view of the requirements that the nature and scope of and risks involved in Tele2’s operations have on the size of the company’s and the Group’s equity as well as on its consolidation needs, liquidity and financial position in general.
For information regarding dividend policy please refer to Note 2.

Subsidiaries with material non-controlling interests
Tele2 has a 49 percent economic ownership in the jointly owned company in Kazakhstan and 51 percent of the voting rights. Tele2 has the right to appoint the CEO and all other management roles except for the CFO. Tele2 has concluded that Tele2 has the control over the jointly owned company as defined by IFRS and consequently the company is consolidated by Tele2.
At the end of the first quarter 2019, Tele2 will under a put option be able to sell its 49 percent stake at fair value to Kazakhtelecom, which holds a symmetrical call option. Through agreements Kazakhtelecom has protective rights in matters such as changes in the ownership structure, approval of dividends, financing and certain shareholder-related matters.
In 2016 the transaction with Kazakhtelecom in which the jointly owned company was established resulted in a positive effect on total equity of SEK 1,189 million. The positive effect at the time of the transaction was recognized in equity on the following line items and referred to:

■	Acquisition of non-controlling interests:
The contribution from Kazakhtelecom to the jointly owned company in the form of the net assets in Altel was recognized at its fair value of SEK 840 million. In addition, as the fair value of the net assets in Altel at the time was lower than the fair value of the net assets in Tele2 Kazakhstan, the jointly owned company also obtained a receivable due from Kazakhtelecom of SEK 118 million. In total the value contribution from Kazakhtelecom therefore amounted to a fair value of SEK 958 million which represented the fair value of Tele2 Kazakhstan. The total value contribution was recognized in equity based on each party’s economic ownership in the jointly owned company, i.e. SEK 469 million (49 percent) was recognized as attributable to equity holders of Tele2 and SEK 489 million (51 percent) was recognized as attributable to non-controlling interests.

■	Contribution to non-controlling interests:
At the point of the transaction Tele2’s consolidated carrying value of the net assets in Tele2 Kazakhstan amounted to SEK -1,123 million and as part of the transaction a loan from Kazakhtelecom to Tele2 Kazakhstan with a nominal value of KZT 11.7 billion was renegotiated extending its maturity from 2014-2018 to 2031. The renegotiated terms of the loan triggered a revaluation of the loan and decreased its fair value by SEK 231 million. The contribution of Tele2 Kazakhstan to the jointly owned company hence had a positive effect attributable to equity holders of Tele2 of SEK 687 million representing 51 percent of the carrying value of the contributed net assets and 49 percent of the gain on the renegotiated loan. On the non-controlling interest the contribution of Tele2 Kazakhstan had a negative effect of SEK -456 million representing 51 percent of the carrying value of the contributed net assets in Tele2 Kazakhstan and 51 percent of the gain on the renegotiated loan.

54	Tele2 – Annual Report 2017

Notes
Continued Note 24

The tables below show summarized financial information for Tele2 Kazakhstan before intra-group eliminations. No other material non-controlling interests exist.

	Tele2 Kazakhstan
	2017	2016
Income statement
Net sales	2,727	2,152
Operating profit/loss	123	–657
Loss before tax	–160	–1,018
Net profit/loss	318	–1,028

	Tele2 Kazakhstan
	Dec 31, 2017	Dec 31, 2016
Balance sheet
Intangible assets	482	631
Tangible assets	2,197	2,458
Financial assets	10	118
Deferred tax assets	463	6
Current assets	1,008	792
Total assets	4,160	4,005

Non-current liabilities	3,193	3,164
Current liabilities	1,162	1,386
Total liabilities	4,355	4,550
Net assets	–195	–545

	Tele2 Kazakhstan
	2017	2016
Cash flow statement
Cash flow from operations before changes in working capital	381	–154
Changes in working capital	74	193
CASH FLOW FROM OPERATING ACTIVITIES	455	39
Cash flow from investing activities	–725	–386
CASH FLOW AFTER INVESTING ACTIVITIES	–270	–347
Cash flow from financing activities	375	447
NET CHANGE IN CASH AND CASH EQUIVALENTS	105	100
Cash and cash equivalents at beginning of the year	110	1
Exchange rate differences in cash and cash equivalents	–16	9
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	199	110

ROCE, return on capital employed
ROCE is calculated according to below.
	2017	2016	2015	2014	2013
Operating profit/loss, total operation	1,500	–1,319	4,149	3,102	16,339
Financial income, total operation	47	18	9	26	55
Annualised return	1,547	–1,301	4,158	3,128	16,394
in relation to
Total assets	29,089	40,477	36,149	36,015	39,407
Non-interest bearing liabilities	–8,034	–9,850	–7,257	–7,227	–8,781
Provisions for asset dismantling	–795	–1,160	–771	–634	–488
Capital employed for assets classified as held for sale	8,246	–	–	3,098	395
Capital employed, closing balance	28,506	29,467	28,121	31,252	30,533
Capital employed, average	28,987	28,794	29,687	30,893	34,132
ROCE, %	5.3	–4.5	14.0	10.1	48.0

NOTE 25  FINANCIAL LIABILITIES

	Dec 31, 2017	Dec 31, 2016
Liabilities to financial institutions and similar liabilities	10,546	10,449
Other interest-bearing liabilities	759	583
Total interest-bearing financial liabilities	11,305	11,032

Accounts payable	2,093	3,462
Other current liabilities	1,405	1,037
Total non-interest-bearing financial liabilities	3,498	4,499

TOTAL FINANCIAL LIABILITIES	14,803	15,531

Financial risk management and financial instruments are presented in Note 2.

Financial liabilities fall due for payment according to below.
	Dec 31, 2017		Dec 31, 2016
	Nominal value	Recorded value	Nominal value	Recorded value
Within 3 months	3,236	3,252	4,828	4,828
Within 3–12 months	969	969	2,925	2,925
Within 1–2 years	1,986	1,986	42	42
Within 2–3 years	294	294	1,624	1,624
Within 3–4 years	3,401	3,401	271	271
Within 4–5 years	2,577	2,577	3,328	3,328
Within 5–10 years	2,273	2,272	2,456	2,456
Within 10–15 years	318	52	356	57
Total financial liabilities	15,054	14,803	15,830	15,531

Interest-bearing financial liabilities
Interest-bearing financial liabilities fall due for payments as follows:
	Within 1 year	Within 1–2 years	Within 2–3 years	Within 3–4 years	Within 4–5 years	Within 5–15 years	Total
Variable interest rates1)	693	1,442	2	1,299	473	409	4,318
Fixed interest rates	30	544	292	2,102	2,104	1,915	6,987
Total interest-bearing liabilities	723	1,986	294	3,401	2,577	2,324	11,305
1) exposed to changes in interest rates over the next 12 months

Collateral provided
No specific collateral is provided for interest-bearing financial liabilities.

Liabilities to financial institutions and similar liabilities
			Dec 31, 2017		Dec 31, 2016
Creditors	Interest rate terms	Maturity date	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Bonds NOK			–	–	188	–
Bonds SEK			–	–	1,389	–
Bonds SEK			–	–	764	–
Bonds SEK	variable interest rates	2019	–	500	–	499
Bonds SEK	STIBOR +0.87%	2019	–	1,000	–	999
Bonds SEK	STIBOR +2.45%	2020	–	250	–	250
Bonds SEK	fixed: 1.875%	2021	–	1,000	–	1,000
Bonds SEK	STIBOR +1.65%	2021	–	1,993	–	1,991
Bonds SEK	STIBOR +1.55%	2022	–	1,699	–	999
Bonds SEK	variable interest rates	2022	–	499	–	499
Bonds SEK	STIBOR +1.45%	2023	–	399	–	–
Bonds SEK	STIBOR +2%	2023	–	1,194	–	–
Total bonds			–	8,534	2,341	6,237
Commercial paper	fixed: 0.0005%	2018	500	–	300	–
Nordic Investment Bank (NIB)	fixed interest rates	2021–2024	–	1,273	–	1,235
Syndicated loan facilities1)	variable interest rates	2023	–	–29	–	–36
Development Bank of Kazakhstan2)	fixed interest rate	2018–2024	17	229	–	67
Utilized bank overdraft facility	variable interest rates		22	–	305	–
			539	10,007	2,946	7,503
Total liabilities to financial institutions and similar liabilities				10,546		10,449
1) In the beginning of 2018, the facility was extended with one year to 2023
2) The outstanding liability is guaranteed by the non-controlling shareholder Kazakhtelecom

Tele2 – Annual Report 2017	55

Notes

Continued Note 25

At present, Tele2 has a credit facility with a syndicate of ten banks. The facility has a tenor of five years with two one-year extension options. In 2017, the facility was extended with one year to 2022 and in the beginning of 2018 with additionally one year to 2023. In 2017, the credit facility was reduced by EUR 40 million. The remaining facility amount after the reduction is EUR 760 million. The loans can be drawn in several currencies and the interest base is the relevant IBOR for that currency. On December 31, 2017, the syndicated loan facility was unutilized and prepaid upfront fees to be recognized in profit/loss over the remaining contract period amounted to SEK –29 (–36) million. The facility is conditioned by covenant requirements which Tele2 expects to fulfil.
Tele2 AB has issued bonds on the Norwegian bond market. During 2017 all Norwegian bonds were due and repaid (NOK 0.2 billion).
Tele2 AB’s Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. The program enables Tele2 to issue bonds and notes up to a total aggregate amount of EUR 3 billion. On December 31, 2017 issued bonds under the program amounted to SEK 8.5 (8.4) billion.
Tele2 AB’s established Swedish commercial paper program enables Tele2 to issue commercial papers up to a total amount of SEK 5 billion. Commercial papers can be issued with a tenor up to 12 months under the program. The commercial paper program is a complement to Tele2’s core funding. On December 31, 2017 outstanding commercial papers amounted to SEK 0.5 (0.3) billion.
As a further step towards the diversification of Tele2’s funding sources, Tele2 AB has entered into loan agreements with Nordic Investment Bank (NIB) of EUR 130 (130) million and the European Investment Bank (EIB) of EUR 125 (125) million. On December 31, 2017 the facility with EIB was unutilized.
The outstanding liability to Development Bank of Kazakhstan of SEK 246 (67) million is guaranteed by the non-controlling shareholder Kazakhtelecom.
The average interest rate on loans during the year was 2.3 (2.7) percent.

Other interest-bearing liabilities

	Dec 31, 2017		Dec 31, 2016
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Earn-out, Kazakhstan	–	432	–	100
Loan from Kazakhtelecom	–	26	–	24
Derivatives	156	–	217	–
Finance leases	2	15	16	32
Supplier financing, Lithuania license	7	89	7	93
Equipment financing	6	2	56	14
Deferred consideration, TDC and Kombridge	13	8	12	12
Incentive program, IoT	–	3	–	–
	184	575	308	275
Total other interest-bearing liabilities		759		583

In the beginning of 2016, the put option obligation to the former non-controlling interest in Tele2 Kazakhstan was settled and SEK 125 million was paid. The remaining obligation was released to the income statement affecting financial items in 2016 positively by SEK 413 million. The reason for the change in fair value in 2016 was due to the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants.
The put-option obligation in Kazakhstan was in the beginning of 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan (see Note 24). To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2017 valued to SEK 432 (100) million and reported as a financial liability with fair value changes reported as other financial items in the income statement. The change in fair value on December 31, 2016 was due to an improved outlook, in light of the positive business development during 2016 as well as reaching a significant share of the integration milestones. The change in 2017 is related to a continuation of the positive trend in the Kazakhstan operation that exceeds the original plan. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.
The fair value of the earn-out obligation was calculated based on expected future cash flows of the jointly owned company discounted at a pre-tax interest rate of 18 percent and perpetual growth rate of 1 percent after the ten year projection period. Key assumptions refer to expected growth rate, profit margins, investment levels and discount rate. Additional information is presented in Note 13 and Note 24.
At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. In connection with the completion of the agreement with Kazakhtelecom during 2016, the liability maturity period was extended to 2031 and as a consequence the loan was revalued to fair value at the remeasurement date. On December 31, 2017 reported debt amounted to SEK 26 (24) million and the nominal value was SEK 289 (319) million. The change in book value in 2016 was reported in equity, please refer to Note 24.
Derivatives consist of interest swaps and currency swaps, valued at fair value. The effective part of the swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as interest costs and other financial items, respectively, in the income statement. The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. For additional information please refer to Note 2.
For information on finance leases, supplier financing and equipment financing please refer to Note 30, Note 14 and Note 2, respectively.
On December 31, 2016, a liability was reported for estimated deferred consideration to the former owner of TDC, Sweden. The estimated fair value of the deferred consideration amounted at December 31, 2016 to SEK 12 million. The fair value was calculated based on expected future cash flows. In 2017, the deferred consideration was settled. In 2016, a liability was also reported for contingent deferred consideration to the former owners of Kombridge, Sweden. The estimated fair value of the deferred consideration amounted on December 31, 2017 to SEK 21 (12) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
At December 31, 2017, a liability was reported for long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business of SEK 3 million. The program is built on transferrable synthetic options, please refer to Note 33 for further information. The fair value of the liability is determined with support from an independent valuation institute.

56	Tele2 – Annual Report 2017

Notes

Continued Note 25

Liabilities attributable to financing activities
	Liabilities Dec 31, 2016	Cash flow from financing activities	Divestments (Note 36)	Exchange rate	Fair value	Accrued interest and fees	Payment	Liabilities Dec 31, 2017
Bonds	8,578	–58	–	4	–	10	–	8,534
Commercial paper	300	200	–	–	–	–	–	500
Nordic Investment Bank (NIB)	1,235	–	–	37	–	1	–	1,273
Syndicated loan facilities	–36	–18	–	–	–	25	–	–29
Development Bank of Kazakhstan	67	196	–	–17	–	–	–	246
Utilized bank overdraft facility	305	–283	–	–	–	–	–	22
Total liabilities to financial institutions and similar liabilities	10,449	37	–	24	–	36	–	10,546
Earn-out, Kazakhstan	100	–	–	–	332	–	–	432
Loan from Kazakhtelecom	24	–	–	–1	–	3	–	26
Derivatives	217	–	–	–	41	–	–102	156
Finance leases	48	–14	–21	–	–	4	–	17
Supplier financing, Lithuania license	100	–7	–	3	–	–	–	96
Equipment financing	70	–62	–	–	–	–	–	8
Deferred consideration, TDC and Kombridge	24	–	–	–	5	–	–8	21
Incentive program, IoT	–	–	–	–	3	–	–	3
Total other interest-bearing liabilities	583	–83	–21	2	381	7	–110	759
Total interest-bearing financial liabilities	11,032	–46	–21	26	381	43	–110	11,305

Net debt and economic net debt
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Interest-bearing non-current and current liabilities	12,309	12,431	10,991	9,190	9,430
Excluding equipment financing	–8	–70	–	–	–
Excluding provisions	–1,004	–1,399	–926	–807	–679
Cash & cash equivalents, current investments and restricted funds	–806	–279	–139	–189	–1,413
Derivatives	–17	–55	–48	–47	–10
Net debt for assets classified as held for sale	–	–	–	–12	–
Net debt	10,474	10,628	9,878	8,135	7,328
Excluding liabilities to Kazakhtelecom	–26	–24	–	–	–
Excluding loan guaranteed by Kazakhtelecom	–246	–67	–	–	–
Excluding loan for earn-out obligation Kazakhstan	–432	–100	–	–	–
Economic net debt	9,770	10,437	9,878	8,135	7,328

Other current liabilities
	Dec 31, 2017	Dec 31, 2016
Liability to Kazakhtelecom	608	399
VAT liability	396	361
Liability to Net4Mobility, joint operation in Sweden	132	115
Liability related to recourse on receivables from Tisak (Note 6)	125	–
Liability to Svenska UMTS-nät, joint operation in Sweden	54	36
Employee withholding tax	54	80
Debt to customers	13	13
Debt to content suppliers	12	13
Customer deposit	6	11
Other	5	9
Total current liabilities	1,405	1,037

NOTE 26  PROVISIONS

	2017
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	1,160	45	3	75	6	110	1,399
Provisions in divested companies	–31	–	–	–	–	–	–31
Provisions directly associated with assets classified as held for sale	–173	–	–78	–	–	–	–251
Additional provisions	57	–	78	18	6	2	161
Utilized/paid provisions	–5	–16	–	–40	–	–	–61
Reversed unused provisions	–	–	–2	–	–	–	–2
Effect from discounting	30	–	–	–	–	–	30
Changed inflation and discount rate	–244	–	–	–	–	–	–244
Exchange rate differences	1	–	1	1	–	–	3
Total provisions as of December 31	795	29	2	54	12	112	1,004

	Dec 31, 2017	Dec 31, 2016
Provisions, current	73	147
Provisions, non-current	931	1,252
Total provisions	1,004	1,399

Provisions are expected to fall due for payment according to below:

	Dec 31, 2017	Dec 31, 2016
Within 1 year	73	147
Within 1–3 years	35	76
Within 3–5 years	2	26
More than 5 years	894	1,150
Total provisions	1,004	1,399

Dismantling costs refer to dismantling and restoration of mobile and fixed network sites. Remaining provision as of December 31, 2017 is expected to be fully utilized during the coming 30 years.

Tele2 – Annual Report 2017	57

Notes

NOTE 27  ACCRUED EXPENSES AND DEFERRED INCOME

	Dec 31, 2017	Dec 31, 2016
Accrued expenses
Personnel-related expenses	596	876
External service expenses	352	697
Investments in non-current assets	271	530
Other telecom operators	532	398
Dealer commissions	117	212
Leasing and rental expenses	110	138
Interest costs	63	71
Other accrued expenses	163	144
Total accrued expenses	2,204	3,066

Deferred income
Contracts	723	827
Prepaid cards	275	273
Subscription fees	12	10
Total deferred income	1,010	1,110
Total accrued expenses and deferred income	3,214	4,176

NOTE 28  PLEDGED ASSETS

	Dec 31, 2017	Dec 31, 2016
Current investments, bank deposits	1	21
Other non-current receivables, bank deposits	1	1
Total pledged assets	2	22

The opposite parties can only take over the pledged items in case Tele2 neglects its duty to pay its debts according to the agreements.

NOTE 29  CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS
Contingent asset and liabilities
	Dec 31, 2017	Dec 31, 2016
Asset dismantling obligation	149	151
KPN dispute, Netherlands	–	222
Total contingent liabilities1)	149	373

1) including discontinued operations

Contingent assets
In 2016, the Stockholm District Court ordered Telia to pay damages to Tele2 concerning Telia’s abuse of its dominant position on wholesale ADSLservices. The judgement was appealed by both parties and the Court of Appeal has on 21 December, 2017 passed its judgement in the case and thereby rejected Tele2´s damage claim and obliged Tele2 to cover Telia´s costs for trial (approximately SEK 24 million). Tele2 has appealed the Court of Appeal´s judgement. Due to the uncertainty in the final outcome Tele2 has not recognized any revenues or costs relating to the case.

Contingent liabilities
Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.
Tele2 Netherlands is, in the ordinary course of its business, involved in several regulatory complaints and disputes pending with the appropriate governmental authorities. In a specific case regarding the rental fees of copper lines, which Tele2 Netherlands uses as part of its fixed operations, the regulator (ACM) has determined that the rental fees are to be adjusted with retroactive effect from 2009. On July 21, 2015 the Supreme Administrative Court (CBb) ruled that ACM had no powers to impose any deduction on the WPC IIA price caps from 2009 till now. This resulted in an additional claim from KPN of EUR 14.5 million for the first 3 years (2009–2011), which were previously deducted by ACM in their ruling. Together with the claim for the period 2012-July 2014 this has resulted in a total claim from KPN for the time period 2009-July 2014 amounting to EUR 23.2 million (SEK 229 million) excluding interest, which is subject to pending appeals and court cases expected to go on for several years. On April 12, 2017 the Rotterdam Civil Court passed a ruling in which the court in principle ruled in favor of KPN. Although the ruling will be appealed by Tele2 and that ACM is in a position to reduce KPN’s potential claims based on regulatory grounds, Tele2 reported a provision of EUR 7.8 million (SEK 75 million) in 2017, including interest of EUR 1.1 million (SEK 11 million). Tele2 will continue to challenge the aforementioned case as it is of the opinion that there is no legal basis for charging the adjusted rental fees with retroactive effect.

Other contractual commitments

	Dec 31, 2017	Dec 31, 2016
Commitments, investments	137	284
Commitments, other	6,658	1,489
Total future fees for other contractual commitments	6,795	1,773

Other commitments mainly relate to commitments for ordered and contracted goods and services that can not be cancelled without economic effects.

NOTE 30  LEASES

Finance leases
Finance leases relate to the expansion of transmission capacity in Sweden. The carrying value of the lease assets is stated in Note 14. The contract periods are running for 25 years and contain index clauses.

Total future minimum lease payments and their present value amount to:

	Dec 31, 2017		Dec 31, 2016
	Present value	Nominal value	Present value	Nominal value
Within 1 year	2	2	17	17
Within 1–2 years	2	2	10	10
Within 2–3 years	2	2	4	5
Within 3–4 years	2	2	4	5
Within 4–5 years	2	3	4	4
Within 5–10 years	7	8	8	10
Within 10–15 years	–	–	1	1
Total loan liability and interest		19		52
Less interest portion		–2		–4
TOTAL FINANCE LEASES	17	17	48	48

Operating leases
	2017	2016
Leased lines	773	561
Other operating leases	722	617
Annual leasing expenses for operating leases	1,495	1,178

The cost of operating leases relates mainly to leased lines. Other assets that are held under operating leases relate to sites and base stations, rented premises, machines and office equipment. Tele2 has a multitude of agreements relating to leased lines. The majority of these involve some type of initiation fee and thereafter monthly or quarterly fees. Most of the agreements have terms ranging from six months to three years with the option of extending the terms. Generally these agreements have no index clauses or possibilities to acquire the asset.
Lease costs for 2016 has been reduced with SEK 351 million and future lease costs with SEK 445 million, both related to originally incorrectly reported services in Kazakhstan as lease costs. Both tables show continued operations. Contracts in Kazakhstan are normally signed for one year, and are reported as such in the table below. However, the agreements are often prolonged.

58	Tele2 – Annual Report 2017

Notes

Continued Note 30

Contractual future lease expenses are stated below:

	Dec 31, 2017	Dec 31, 2016
Within 1 year	1,136	1,045
Within 1–2 years	579	549
Within 2–3 years	373	368
Within 3–4 years	276	264
Within 4–5 years	222	201
Within 5–10 years	448	445
Within 10–15 years	246	192
More than 15 years	184	178
Total future lease expenses for operating leases	3,464	3,242

Operating leases with Tele2 as the lessor
Leasing income during the year amount to SEK 89 (92) million and relates mainly to rent from other operators placing equipment on Tele2 sites as well as leased equipment (mainly modems) to customers. Contract periods range from 3 to 25 years.

Contractual future lease income are stated below:

	Dec 31, 2017	Dec 31, 2016
Within 1 year	88	88
Within 1–2 years	22	24
Within 2–3 years	20	19
Within 3–4 years	19	18
Within 4–5 years	18	16
Within 5–10 years	61	58
Within 10–15 years	48	42
More than 15 years	51	45
Total future lease income for operating leases	327	310

NOTE 31  SUPPLEMENTARY CASH FLOW INFORMATION
Cash flow from operating activities based on the net result (total operations)

	2017	2016
OPERATING ACTIVITIES
Net profit/loss	587	–2,264
Adjustments for non-cash items in operating profit
Depreciation/amortization and impairment	4,946	6,090
Gain/loss on sale of fixed assets	15	–
Gain/loss on sale of operations	147	101
Incentive program	30	1
Unpaid financial items	335	–258
Income tax	83	79
Deferred tax expense	–276	449
Cash flow from operations before changes in working capital	5,867	4,198
Changes in working capital	–135	819
CASH FLOW FROM OPERATING ACTIVITIES	5,732	5,017

CAPEX
The difference between investments in intangible and tangible assets (CAPEX) in the balance sheet and paid CAPEX, net, in the cash flow statement is stated below.

	2017	2016
Total CAPEX	–2,964	–3,831
This year’s unpaid CAPEX and paid CAPEX from previous year	–261	6
Received payment of sold non-current assets	12	25
CAPEX paid	–3,213	–3,800

Of the year’s investment in intangible and tangible assets, SEK 116 (270) million is unpaid on December 31, 2017 and has therefore not been reported as investments in the cash flow statement. Payment of the previous year’s investment of SEK –377 (–264) million has been reported as investment in the cash flow for 2017. These items amount to a net of SEK –261 (6) million.
CAPEX per service within each segment are presented in Note 14.

Free cash flow
	2017	2016	2015	2014	2013
Cash flow from operating activities	5,732	5,017	3,529	4,578	5,813
CAPEX paid	–3,213	–3,800	–4,015	–4,146	–5,241
Free cash flow	2,519	1,217	–486	432	572

NOTE 32  NUMBERS OF EMPLOYEES

Average numbers of employees
	2017			2016
	Total	of whom women	of whom men	Total	of whom women	of whom men
Sweden	2,624	31%	69%	2,147	32%	68%
Lithuania	460	69%	31%	406	70%	30%
Latvia	919	40%	60%	797	42%	58%
Estonia	331	63%	37%	281	69%	31%
Kazakhstan	1,267	48%	52%	949	52%	48%
Croatia	179	44%	56%	153	49%	51%
Germany	42	33%	67%	56	25%	75%
Austria	7	14%	86%	–	–	100%
Luxembourg	3	33%	67%	3	33%	67%
	5,832	41%	59%	4,792	44%	56%
Discontinued operations (Note 36)	1,092	22%	78%	1,235	26%	74%
Total average number of employees	6,924	38%	62%	6,027	40%	60%

Numbers of employees
On December 31, 2017, the number of employees in Tele2 was 5,670 (5,701), excluding discontinued operations, of which 42 (41) percent women and 58 (59) percent men. A breakdown by gender and age group etc is presented below.

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017		Dec 31, 2016
	Total	Total	Women	Men	Women	Men
Managers
< 30 years	3%	2%	11%	7%	6%	8%
30–50 years	10%	10%	29%	43%	28%	48%
> 50 years	1%	1%	3%	7%	4%	6%
Total managers	14%	13%	43%	57%	38%	62%

Other employees
< 30 years	32%	33%	18%	20%	19%	19%
30–50 years	45%	46%	21%	30%	21%	32%
> 50 years	9%	8%	3%	8%	2%	7%
Total other employees	86%	87%	42%	58%	42%	58%
TOTAL	100%	100%

	Dec 31, 2017		Dec 31, 2016
	Women	Men	Women	Men
For all group companies
Board members	39%	61%	47%	53%
Senior executives	45%	55%	40%	60%
Total	42%	58%	43%	57%

Tele2 – Annual Report 2017	59

Notes

NOTE 33  PERSONNEL COSTS

		2017			2016
	Note	Board of Directorsz and CEO	of which bonus	Other employees	Board of Directors and CEO	of which bonus	Other employees
Sweden		40	9	1,655	31	6	1,395
Lithuania		5	1	113	4	–	81
Latvia		4	1	195	3	1	162
Estonia		2	1	66	2	2	58
Kazakhstan		4	2	147	10	1	150
Croatia		3	2	50	3	1	46
Germany		2	–	39	2	–	68
Austria		–	–	1	–	–	–
Luxembourg		3	–	3	3	1	3
		63	16	2,269	58	12	1,963
Discontinued operations	36	15	6	702	15	2	837
Total salaries and remuneration		78	22	2,971	73	14	2,800

		2017			2016
	Note	Salaries and remunerations	Social security expenses	of which pension expenses	Salaries and remunerations	Social security expenses	of which pension expenses
Board and President		63	20	4	58	14	3
Other employees		2,269	962	273	1,963	774	202
		2,332	982	277	2,021	788	205
Discontinued operations	36	717	159	24	852	148	23
Total		3,049	1,141	301	2,873	936	228

Pensions
	2017	2016
Defined-benefit plans, retirement pension	33	31
Defined-benefit plans, survivors’ and disability pension	5	3
Defined-contribution plans	239	171
Total pension expenses	277	205

The defined benefit plans essentially relates to Sweden. Additional information regarding defined-benefit retirement plans is shown in the table below.

	2017	2016
Income statement
Current service costs	–33	–27
Net interest cost	–7	2
Curtailments/settlements	7	–6
	–33	–31
Special employer’s contribution	–3	–10
Net cost recognized in the income statement	–36	–41

	Dec 31, 2017	Dec 31, 2016
Balance sheet
Present value of funded obligations	–257	–249
Fair value of plan assets	286	303
Net	29	54
Special employer’s contribution	–22	–21
Net asset (+) / obligation (-) in balance sheet	7	33
of which assets	119	143
of which liabilities	–112	–110

	2017	2016
Net asset (+) / obligation (-) at beginning of year	33	39
Net cost	–36	–41
Payments	39	51
Actuarial gains/losses in other comprehensive income	–29	–16
Net asset (+) / obligation (-) in balance sheet at end of year	7	33

The defined benefit pension obligation in Sweden is calculated using a discount rate based on interest on mortgage bonds. The Swedish covered mortgage bonds are considered high-quality bonds, the market is considered deep and the bonds are issued by large banks, thereby meeting IAS19 requirements. There are no outstanding commitments for retired and resigned employees no longer employed by Tele2, since their future pensions are limited by the return on paid fees. Consequently, these persons are not included in the reported pension liability.

	Dec 31, 2017	Dec 31, 2016
Important actuarial assumptions
Discount rate	2.4%	2.8%
Annual salary increases	3.0%	3.0%
Annual pension increases	3.0%	3.0%
Average expected remaining years of employment	10 years	8 years

Remuneration for senior executives
	2017
	Basic salary	Variable remuneration	Share-based payment costs	Other benefits	Other remuneration	Pension expenses	Total remuneration
CEO and President,
-Allison Kirkby	7.8	6.4	2.5	3.0	–	–	19.7
Other senior executives	26.0	17.9	5.8	5.0	6.01)	6.3	67.0
Total salaries and remuneration to senior executives	33.8	24.3	8.3	8.0	6.0	6.3	86.7

1) Remunerations during notice period

At the end of the year, the group Other senior executives comprises of 9 (8) persons.

	2016
	Basic salary	Variable remuneration	Share-based payment costs	Other benefits	Other remuneration	Pension expenses	Total remuneration
CEO and President,
-Allison Kirkby	7.7	6.2	0.4	2.3	–	–	16.6
Other senior executives	25.1	15.8	–3.01)	5.2	12.02)	7.9	63.0
Total salaries and remuneration to senior executives	32.8	22.0	–2.6	7.5	12.0	7.9	79.6

1) Including reversal of previous years costs for terminated sharebased programs of SEK –4.5 due to terminated employment
2) Remunerations during notice period

During 2017 the senior executives received 422,000 (442,500) share rights in the new incentive program for the year, 22,135 (16,199) share rights in previous years incentive programs as compensation for dividend and 0 (27,433) share rights as compensation for dilution due to new share issue. No premium was paid for the share rights.

	LTI 2017		LTI 2016
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2017			103,200	254,904
Reclassification of opening balances due to changes in leadership team			–	8,256
Allocated	100,000	322,000
Allocated, compensation for dividend	–	–	6,122	11,947
Forfeited	–	–	–	–61,920
Total outstanding rights as of December 31, 2017	100,000	322,000	109,322	213,187

60	Tele2 – Annual Report 2017

Notes

Continued Note 33

	LTI 2015		LTI 2014
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2017	34,877	61,463	29,450	39,288
Reclassification of opening balances due to changes in leadership team	–	6,648	–	–
Allocated, compensation for dividend	2,073	1,993	–	–
Forfeited	–	–34,877	–	–
Adjustments for outcome of the performance conditions	–	–	–12,270	–14,732
Exercised	–	–	–17,180	–24,556
Total outstanding rights as of
December 31, 2017	36,950	35,227	–	–

Guidelines for remuneration to senior executives 2017
The following guidelines for determining remuneration for senior executives for 2017 were approved by the Annual General Meeting in May 2017.
The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results, and to align management’s incentives with the interests of the shareholders. Senior executives covered by the guidelines include the CEO and members of the Leadership Team (”senior executives”).
Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (STI) and long-term incentive (LTI) programs.
The STI shall be based on the performance in relation to established objectives. The objectives shall be related to the company’s overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.
The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based. The performance conditions for share or share price related LTI shall be related to Tele2’s long-term value creation and/or shareholder return on the Tele2 share and the performance conditions for cash based LTI skall be related to the value creation in Tele2’s IoT-business.
Over time, it is the intention of the Board to increase the proportion of variable performance-based compensation as a component of the senior executives’ total compensation.
Other benefits may include e.g. company cars and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurances.
The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the CEO can amount to a maximum of 25 percent of the annual remuneration (base salary and STI). For the other senior executives defined contributions for pensions can amount to a maximum of 20 percent of the senior executive’s annual remuneration (base salary and STI).
The maximum period of notice of termination of employment shall be 12 months in the event of termination by the CEO and 6 months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the CEO and 12 months for any of the other senior executives.
Under special circumstances, the Board may deviate from the above guidelines. In such a case, the Board is obligated to give account of the reason for the deviation during the following Annual General Meeting.
Board Members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board.

Board of directors
Total fees to the Board of Directors amount to SEK 6,330 (5,964) thousand following a decision by the Annual General Meeting in May 2017.

	Fees to the board		Fees to the board committees		Total fees
SEK	2017	2016	2017	2016	2017	2016
Mike Parton	1,575,000	1,430,000	155,000	145,000	1,730,000	1,575,000
Sofia Arhall
Bergendorff	575,000	550,000	–	–	575,000	550,000
Anders Björkman	575,000	–	45,000	–	620,000	–
Georgi Ganev	575,000	550,000	90,000	145,000	665,000	695,000
Cynthia Gordon	575,000	550,000	110,000	–	685,000	550,000
Lorenzo Grabau	–	550,000	–	79,000	–	629,000
Irina Hemmers	575,000	550,000	110,000	105,000	685,000	655,000
Eamonn O’Hare	575,000	550,000	–	–	575,000	550,000
Carla Smits-Nusteling	575,000	550,000	220,000	210,000	795,000	760,000
Total fee to board members	5,600,000	5,280,000	730,000	684,000	6,330,000	5,964,000

Share-based payments
Share rights
The objective of the long-term incentive programs (LTI) is to create conditions for retaining competent employees in the Tele2 Group. The program has been designed based on the view that it is desirable that senior executives and other key employees within the Group are shareholders in Tele2 AB. Participation in the Plan requires a personal investment in Tele2 shares, be it shares already held or shares purchased on the market in connection with the application to participate in the Plan.
By offering an allotment of retention rights and performance rights which are based on profits and other retention and performance-based conditions, the participants are rewarded for increasing shareholder value. Furthermore, the program rewards employees’ loyalty and long-term growth in the Group. In that context, the Board of Directors is of the opinion that the program will have a positive effect on the future development of the Tele2 Group and thus be beneficial to both the company and its shareholders.

	Number of participants at grant date	Measure period	Dec 31, 2017	Dec 31, 2016
LTI 2017	206	Apr 1, 2017 - Mar 31, 2020	1,373,574	–
LTI 2016	193	Apr 1, 2016 - Mar 31, 2019	1,065,265	1,195,370
LTI 2015	197	Apr 1, 2015 - Mar 31, 2018	736,609	837,616
LTI 2014	198	Apr 1, 2014 - Mar 31, 2017	–	668,560
Total number of outstanding share rights			3,175,448	2,701,546
of which will be settled in cash			–	10,169

No share rights were exercisable at the end of the year.

Cost before tax for outstanding incentive programs and liability is stated below. The lower cost in 2016 was an effect of the negative impact that the impairment in Tele2 Netherlands had on the vesting conditions in the LTI programs.

	Actual costs before tax		Expected cumulative cost during the vesting period		Liability
	2017	2016	2017	2016	Dec 31, 2017	Dec 31, 2016
LTI 2017	18	–	92	–	5	–
LTI 2016	13	6	52	34	8	2
LTI 2015	9	2	47	30	5	2
LTI 2014	5	–7	18	20	–	6
LTI 2013	–	–2	–	37	–	–
Total	45	–1	209	121	18	10
of which cash based programs	–	–2	–	1	–	–

Tele2 – Annual Report 2017	61

Notes

Continued Note 33

During the Annual General Meeting held on May 9, 2017, the shareholders approved a retention and performance-based incentive program (LTI 2017) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program. The measurement period for retention and performance-based conditions for LTI 2017 is from April 1, 2017 until March 31, 2020.
In general, the participants in the program are required to own shares in Tele2. Thereafter, the participants were granted retention rights and performance rights free of charge. In the event delivery of shares under the program cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement. Outstanding share rights that will be settled in cash are remeasured to fair value in each period and the obligation is reported as a liability.
Subject to the fulfilment of certain retention and performance-based conditions during the period April 1, 2017 - March 31, 2020 (the measure period), the participant maintaining employment within the Tele2 Group at the release of the interim report January - March 2020 and subject to the participant maintaining the invested shares (where applicable) during the vesting period, each right entitles the employee to receive one Class B share in the company. Dividends paid on the underlying share will increase the number of shares that each retention and performance right entitles to in order to treat the shareholders and the participants equally.

The rights are divided into Series A (retention rights) and Series B and C (performance rights). The number of shares the participant will receive depends on which category the participant belongs to and on the fulfilment of the following defined conditions:

Series A	Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period exceeding 0 percent as entry level.

Series B	Tele2’s average normalized return of capital employed (ROCE) during the measurement period being at least 5.5 percent as entry level and at least 8 percent as the stretch target.

Series C
Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period being equal to the median TSR for a peer Group including Elisa, Iliad, Millicom International Cellular, Talk Talk Telecom Group, Telenor, TeliaSonera and TDC as entry level, and exceeding the median TSR for the peer Group with 10 percentage points as the stretch target.

If the entry level is reached, the number of rights that wests is 100 percent for Series A , 20 percent for series B and 50 percent for Series C.

The program comprised a total number of 354,000 shares. In total this resulted in an allotment of 1,427,558 share rights, of which 305,888 Series A, 560,835 Series B and 560,835 Series C. The participants were divided into different categories and were granted the following number of share rights for the different categories:

			Share right
			per Series
At grant date	No of participants	Maximum no of shares	A	B	C	Total	Total allotment
CEO	1	10,000	1	4.5	4.5	10	100,000
Other senior executives -category LT–1	3	7,500	1	3.5	3.5	8	180,000
-category LT–2	4	4,500	1	3.0	3.0	7	126,000
-category LT–3	1	4,000	1	1.5	1.5	4	16,000
Category 1	48	2,000	1	1.5	1.5	4	360,024
Category 2	57	1,500	1	1.5	1.5	4	287,466
Category 3	106	1,000	1	1.5	1.5	4	363,068
Participatants in several categories	–14
Total	206						1,432,558

Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs were initially expected to amount to SEK 86 million, of which social security costs amount to SEK 22 million.
The participant’s maximum profit per share right in the program is limited to SEK 315, four times the average closing share price of the Tele2 Class B shares during February 2017 with deduction for the dividend paid in May 2017.

The estimated average fair value of the granted rights was SEK 70 on the grant date, May 26, 2017. The calculation of the fair value was carried out by an external expert. The following variables were used:

	Series A	Series B	Series C
Expected annual turnover of personnel	7.0%	7.0%	7.0%
Weighted average share price	SEK 88.34	SEK 88.34	SEK 88.34
Expected life	2.96 years	2.96 years	2.96 years
Expected value reduction parameter market condition	85%	–	55%
Estimated fair value	SEK 75.20	SEK 88.30	SEK 48.30

To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorise the Board of Directors to resolve on a directed issue of a maximum of 450,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

	LTI 2017		LTI 2016
Number of rights	2017	Cumulative	2017	Cumulative
Allocated at grant date	1,432,558	1,432,558		1,324,968
Outstanding as of January 1, 2017			1,195,370
Allocated, compensation for dividend	–	–	66,205	66,205
Allocated, compensation for new issue	–	–	–	37,211
Forfeited	–28,984	–28,984	–163,505	–330,314
Performance conditions not reached, Austria	–24,179	–24,179	–19,847	–19,847
Exercised, cash settled, Austria	–5,821	–5,821	–12,958	–12,958
Total outstanding rights as of December 31, 2017	1,373,574	1,373,574	1,065,265	1,065,265

	LTI 2015		LTI 2014
Number of rights	2017	Cumulative	2017	Cumulative
Allocated at grant date		1,241,935		1,180,268
Outstanding as of January 1, 2017	837,616		668,560
Allocated, compensation for dividend	47,153	120,112	–	168,234
Allocated, compensation for new issue	–	26,210	–	21,228
Forfeited	–127,349	–630,837	–9,598	–665,371
Performance conditions not reached, Austria	–9,601	–9,601	–	–
Performance conditions not reached, Norway	–	–	–	–43,665
Performance conditions not reached, other	–	–	–248,275	–248,275
Exercised, cash settled, Austria	–11,210	–11,210	–	–
Exercised, cash settled, Norway	–	–	–	–1,732
Exercised, cash settled, other	–	–	–5,199	–5,199
Exercised, equity settled, other	–	–	–405,488	–405,488
Total outstanding rights as of December 31, 2017	736,609	736,609	–	–

Corresponding principles and conditions have been used for 2015, 2016 and 2017 year incentive program except for the measure period and levels for retention and performance based conditions.

Retention and performance based conditions
	Maximum	Series A	Series B	Series C
	profit/right	TSR	ROCE	TSR peer group
LTI 2015	SEK 329	> 0%	9–12%	> 10%
LTI 2016	SEK 256	> 0%	5.5–8%	> 10%
LTI 2017	SEK 315	> 0%	5.5–8%	> 10%

The exercise of the share rights in LTI 2014 was conditional upon the fulfilment of certain retention and performance based conditions, measured from April 1, 2014 until March 31, 2017. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 405,488 have been exchanged for shares in Tele2 and 5,199 share rights have been exchanged for cash during 2017. The weighted average share price for share rights for the LTI 2014 at date of exercise amounted to SEK 90.32 during 2017.

62	Tele2 – Annual Report 2017

Notes

Continued Note 33

Series	Retention and performance based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
A	Total Shareholder Return Tele2 (TSR)		≥ 0%	42.6%	100%
B	Average normalised Return on Capital Employed (ROCE)	9%	12%	7.2%	0%
C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	36.4%	100%

Synthetic options
At the Annual General Meeting held on May 9, 2017, the shareholders approved a long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business. The program is built on transferrable synthetic options.
The settlement of the program is cash-based and conditional upon a liquidity event comprising at least 20 percent of the subsidiary Tele2 IoT AB with a realized value that is at least 150 percent of the value at the start date of the program. The possible exercise period is from July 1, 2017 to July 1, 2023.
In 2017, 15 employees were offered to purchase synthetic options. The participants paid the market price of in total SEK 3 million for the synthetic options. Thereafter, Tele2 has granted the participants a subsidy in the form of a cash compensation of 50 percent of the option premium. Tele2 has, according to certain conditions, the right to reclaim the subsidy during the first three years of the program if for example a participant in the program would leave Tele2.
The part of the program which has been subsidized by Tele2 will be recognized over the three-year vesting period with changes in fair value recognized in the income statement as operating expenses. The part not subsidized by Tele2 has been recognized as a liability and changes in fair value is recognized in full over the income statement as operating expenses.
The actual cost for Tele2 is based on any change in the fair value of the IoT business. The fair value of the liability is determined by an independent valuation institute, applying a standard valuation model (Black-Scholes). The maximum value is limited to 10 percent of 7.5 times the initial value of the IoT business at the grant date.
During 2017, the total cost of the program amounted to SEK 6 million.

NOTE 34  FEES TO THE APPOINTED AUDITOR

Total fees to the appointed auditor (Deloitte) during the year related to continuing operations amounted to SEK 11 (13) million of which audit fees amounted to SEK 8 (6) million, audit-related fees amounted to SEK 0 (1) million and other consultation fees amounted to SEK 3 (6) million.  There was no tax-related consultation fees. In addition, audit fees and audit-related fees for discontinued operations amounted to SEK 3 (4) million.
Audit fees consisted of fees expensed for the annual audit of the statutory financial statements and statutory audits of subsidiaries.
Audit-related fees consisted of fees expensed for assurance and other services which were closely related to the audit of the company’s financial statements or which are normally performed by the appointed auditor, and consultations concerning financial accounting and reporting standards. Examples are limited reviews of quarterly reports, comfort letters and opinions.
All other fees included fees expensed for all other consultations, such as costs of investigations and analyses in conjunction with corporate acquisitions (due diligence).

NOTE 35  RECLASSIFICATIONS 2017 AND CHANGED ACCOUNTING PRINCIPLES FROM 2018

Reclassifications 2017
In 2017, a reclassification has been performed for acquisition costs in 2015 and 2016 of SEK –118 and –61 million, respectively, from administrative expenses to other operating expenses to better reflect the nature of the transaction.

IFRS 15 Revenues from contracts with customers
For financial reports issued in 2018, Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with retrospective application for previous periods.
The model that Tele2 has applied up until 2017, concerning revenue recognition of bundled offers related to the allocation between equipment and services, has mainly been in line with IFRS 15 and has only somewhat been adjusted to completely fulfil the requirements in the new standard.
The changes are mainly:
▪	for certain sales of equipment through dealers, Tele2 is agent and the revenue is reported net of the cost for the equipment. This results in somewhat decreased net sales but no effect on EBITDA.
▪
expenses directly associated with the signing of customer contracts including retailer sales commissions and sales bonuses are capitalized and amortized over the contract length if they are recoverable. Up until 2017, these initial expenses were recognized as cost in the period in which they occurred.

▪	somewhat changed allocation of revenues between equipment and services resulting in revenue recognition taking place at another point in time (earlier or later) according to the new standard.

Due to the adoption of IFRS 15 Tele2 has changed its accounting principle for the following:
In sales of equipment through dealers, where Tele2 is acting as cash collector and where the dealer and not Tele2 has the control of the goods before it is transferred to the customer, Tele2 is agent and the revenue is reported net of the cost for the equipment.
Connection charges and other upfront fees are to be recognized at the time of the sale to the extent that Tele2 delivered a good or service according to the same principles as for customer agreements containing multiple performance obligations as described below.
Revenue from the sale of cash cards and similar prepayments is recognized based on the actual use of the card up until the expiry date. The timing of revenue recognition related to the portion expected not to be exercised by the customer will be recognized as revenue in proportion to the customer use pattern.
For customer agreements containing multiple performance obligations, such as goods and services, the transaction price is allocated to each distinct part based on its relative stand-alone selling price of the goods and services included in the contract.  The transaction price may include fixed and variable consideration, significant financing components, non-cash consideration or for example volume discounts to customers. If the transaction price include a variable consideration the value is estimated and is included only to the extent it is highly probable that a reversal of the consideration will not occur. Revenue for each part is recognized in the period the control of the goods or service is transferred to the customer.
Expenses directly associated with the signing of customer contracts including retailer sales commissions and sales bonuses are capitalized and amortized over the contract length if they are recoverable.  When companies and operations are acquired, customer agreements and customer contracts acquired as part of the acquisition are fair valued and capitalized as intangible assets.

Tele2 – Annual Report 2017	63

Notes

Continued Note 35

Expected effects from the change of accounting principle according to IFRS 15 are stated below.

IFRS 9 Financial instruments; recognition and measurement
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. Tele2 Tele2 has chosen to apply the reliefs in the standard and not restate prior periods.
For Tele2, the new standard implies new basis for the classification and measurement of financial instruments, a forward-looking impairment model for financial assets and greater flexibility for hedge accounting.
All financial assets and financial liabilities will continue to be measured on the same basis as is currently adopted under IAS 39.
According to IFRS 9 a reserve for expected credit losses is to be calculated no matter if a loss event has occurred or not. Tele2 will apply the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions.
IFRS 9 allows Tele2 to continue to apply IAS 39 for hedge accounting. Tele2 has chosen to apply IFRS 9 for hedge accounting at which hedge effectiveness testing is changed to only include forward looking testing. Any ineffective part in a hedging relationship is calculated and reported in profit or loss in the same way as previously. The Group’s current hedging relationships will qualify as continuing hedging relationships under IFRS 9.

Expected effects from the changes of accounting principles according to IFRS 9 and IFRS 15 are stated below.

Income statement
		2017
	Restated	Change IFRS 15	Reported
CONTINUING OPERATIONS
Net sales	24,784	–240	25,024
Cost of services provided and equipment sold	–14,624	262	–14,886
Gross profit	10,160	22	10,138
Selling expenses	–4,231	–	–4,231
Administrative expenses	–2,394	–	–2,394
Other operating income	134	–	134
Other operating expenses	–83	–	–83
Operating profit	3,586	22	3,564
Interest income	24	–	24
Interest expenses	–316	–	–316
Other financial items	–338	–	–338
Profit after financial items	2,956	22	2,934
Income tax	–261	1	–262
NET PROFIT FROM CONTINUING OPERATIONS	2,695	23	2,672

DISCONTINUED OPERATIONS
Net loss from discontinued operations	–2,137	–52	–2,085
NET PROFIT/LOSS	558	–29	587

ATTRIBUTABLE TO
Equity holders of the parent company	396	–29	425
Non-controlling interests	162	–	162
NET PROFIT/LOSS	558	–29	587

Earnings per share, SEK	0.79	–0.06	0.85
Earnings per share, after dilution, SEK	0.78	–0.06	0.84

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	2,533	23	2,510
Non-controlling interests	162	–	162
NET PROFIT/LOSS	2,695	23	2,672

Earnings per share, SEK	5.09	0.05	5.04
Earnings per share, after dilution, SEK	5.08	0.05	5.03

Cash flow statement
Change IFRS 15
2017
OPERATING ACTIVITIES
Operating profit from continuing operations	22
Operating loss from discontinued operations	–54
Operating loss	–32
Adjustments for non-cash items in operating profit	20
Cash flow from operations before changes in working capital	–12
Changes in working capital	12
Cash flow from operating activities	–

Segments and other information
	Change IFRS 15
	2017
	Net sales	of which mobile end-user service revenue	of which mobile equipment revenue	EBITDA	EBIT
Mobile	–248	13	–261	15	15
Fixed broadband	–3	–	–	–10	–10
Fixed telephony	–	–	–	–1	–1
Other operations	–	–	–	2	2
Sweden	–251	13	–261	6	6
Lithuania, mobile	–12	15	–27	–16	–16
Latvia, mobile	4	–14	18	3	3
Estonia, mobile	6	–6	12	7	7
Croatia, mobile	13	–34	47	26	26
Germany, mobile	–	–	–	–4	–4
Total
Mobile	–237	–26	–211	31	31
Fixed broadband	–3	–	–	–10	–10
Fixed telephony	–	–	–	–1	–1
Other operations	–	–	–	2	2
CONTINUING OPERATIONS	–240	–26	–211	22	22
Mobile	–256	–126	–130	–14	–14
Fixed broadband	–13	–	–	–10	–10
Netherlands	–269	–126	–130	–24	–24
Mobile	–	–	–	–1	–1
Fixed broadband	3	–	–	–7	–7
Other operations	–	–	–	–2	–2
Austria	3	–	–	–10	–10
DISCONTINUED OPERATIONS	–266	–126	–130	–34	–34

TELE2 GROUP	–506	–152	–341	–12	–12

Three-year summary
	Change IFRS 15
	2017	2016	2015
Net sales	–240	–241	–540
EBITDA	22	–24	–102
EBIT	22	–24	–102
EBT	22	–24	–102
Net profit/loss	23	–14	–84

64	Tele2 – Annual Report 2017

Notes

Continued Note 35

Balance sheet

	Jan 1, 2018		Dec 31, 2017			Jan 1, 2017		Dec 31, 2016
	Restated	Change IFRS 9	Restated	Change IFRS 15	Reported	Restated	Change IFRS 15	Reported
ASSETS
Goodwill	5,517	–	5,517	–	5,517	7,729	–	7,729
Other intangible assets	4,106	–	4,106	–	4,106	5,821	–	5,821
Intangible assets	9,623	–	9,623	–	9,623	13,550	–	13,550
Tangible assets	8,577	–	8,577	–	8,577	14,376	–	14,376
Contract assets	642	–7	649	20	629	879	31	848
Contract cost	380	–	380	380	–	617	617	–
Other financial assets	145	–	145	–	145	476	–	476
Financial assets	1,167	–7	1,174	400	774	1,972	648	1,324
Deferred tax assets	1,722	–	1,722	–	1,722	1,692	–10	1,702
TOTAL NON-CURRENT ASSETS	21,089	–7	21,096	400	20,696	31,590	638	30,952

Inventories	687	–	687	–	687	655	–	655
Contract assets	1,759	–21	1,780	31	1,749	2,945	54	2,891
Other current receivables	3,430	45	3,385	–	3,385	3,508	–	3,508
Prepaid expenses and accrued income	1,763	–	1,763	–4	1,767	2,176	–17	2,193
Current receivables	6,952	24	6,928	27	6,901	8,629	37	8,592
Current investments	3	–	3	–	3	21	–	21
Cash and cash equivalents	802	–	802	–	802	257	–	257
TOTAL CURRENT ASSETS	8,444	24	8,420	27	8,393	9,562	37	9,525

ASSETS CLASSIFIED AS HELD FOR SALE	10,243	–47	10,290	239	10,051	–	–	–
TOTAL ASSETS	39,776	–30	39,806	666	39,140	41,152	675	40,477

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	17,392	–42	17,434	421	17,013	18,916	442	18,474
Non-controlling interest	–99	–	–99	–	–99	–278	–	–278
TOTAL EQUITY	17,293	–42	17,335	421	16,914	18,638	442	18,196

Interest-bearing	11,513	–	11,513	–	11,513	9,030	–	9,030
Deferred tax liability	1,250	1	1,249	49	1,200	1,114	48	1,066
TOTAL NON-CURRENT LIABILITIES	12,763	1	12,762	49	12,713	10,144	48	10,096

Interest-bearing	796	–	796	–	796	3,401	–	3,401
Other current liabilities	3,631	11	3,620	–	3,620	4,585	–23	4,608
Accrued expenses and deferred income	3,285	–	3,285	71	3,214	4,384	208	4,176
Non-interest-bearing	6,916	11	6,905	71	6,834	8,969	185	8,784
TOTAL CURRENT LIABILITIES	7,712	11	7,701	71	7,630	12,370	185	12,185

LIABILITIES DIRECTLY ASSOCIATED WITH
ASSETS CLASSIFIED AS HELD FOR SALE	2,008	–	2,008	125	1,883	–	–	–
TOTAL EQUITY AND LIABILITIES	39,776	–30	39,806	666	39,140	41,152	675	40,477

Tele2 – Annual Report 2017	65

Notes

NOTE 36  DISCONTINUED OPERATIONS

Tele2 Netherland
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands.  Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.
The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in the second half of 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.

Net sales
As of May 1, 2017, the indirect sales partner of Tele2 Netherlands is the customer’s contracting party for the sale of the handset, and Tele2 is the offeror of the handset credit. As a consequence, sales of handsets by indirect sales partners are since May 1, 2017 no longer reported as revenue by Tele2.
In the begining of 2017, net sales in Netherlands was positively affected by a SEK 53 million revaluation of handset receivables.

EBITDA
In 2017, the EBITDA for fixed broadband in Netherlands was positively affected by SEK 97 million, as well as interest income of SEK 23 million reported as financial items, related to a finally resolved dispute with KPN concerning retroactive fees for collocation of broadband equipment.
In the end of 2017, the profit/loss on disposal of operation in Netherlands was negatively affected by SEK 71 million related to sales costs.
In 2017, the EBITDA for fixed broadband in Netherlands was negatively affected by SEK 64 million related to the provision for the ongoing dispute with KPN concerning retroactive price adjustment for rented copper lines.
The case has previously been reported as a contingent liability, please refer to Note 29 for additional information.
In the beginning of 2017, the EBITDA in Netherlands was positively affected in total by SEK 95 million of which mobile by SEK 77 million, as a result mainly of the revaluation of handset receivables as stated above and fixed broadband by SEK 18 million as a result of a settlement of a dispute.

EBIT
In 2017, a goodwill impairment loss of SEK 1,194 million was recognized (as cost of service provided) related to the cash generating unit Netherlands. The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations, a merger which was announced in December 2017. In the latest assessment of the standalone plan, the investments needed to reach a sustainable operation were deemed to be more challenging than previously expected. This was not fully balanced by the incremental value created by the announced merger with T-Mobile. The fair value measurement of the asset is categorized as level 3 unobservable input in the fair value hierarchy. The valuation has been based on the cash flow expected to reach Tele2 through an upfront payment, dividend and a potential future exit. The valuation is supported by 1) a business plan for the combined entity, jointly agreed with the partner Deutsche Telekom, along with 2) a peer group analysis of values assigned to equivalent players on the European telecom market. The discount rate assigned to the combined operation is 8 percent on a post-tax basis.
In 2016, an impairment loss on goodwill of SEK 2,481 million was recognized in cost of service provided referring to the cash generating unit Netherlands. The impairment loss was based on the estimated value in use of SEK 9.0 billion by using a pre-tax discount rate (WACC) of 13 percent. The impairment was recognized as a result of reassessment of future cash flow generation in Netherlands. The value in use calculation was based on assumptions of forecast period of 10 years and growth rate after the forecast period of 2 percent.

Tele2 Austria
On October 10, 2017 the Austrian competition authority announced that they have approved Tele2’s divestment of its Austrian operations to Hutchison Drei Austria GmbH (Three Austria) announced in July 2017. The divestment was closed on October 31, 2017. The Austrian operation was sold for SEK 867 million and resulted in a capital gain of SEK 316 million, including costs for central support system for the Austrian operation and other transaction costs. In addition, the capital gain was affected negatively with SEK 530 million related to recycling of exchange rate differences previously reported in other comprehensive income, which was reversed over the income statement but with no effect on total equity or cash flow. In addition to the purchase price, there is a possibility to receive an earn-out of EUR 10 million (SEK 98 million), that will be paid over 24 months depending on the development of the business. No portion of the earn-out has been recognized as of December 31, 2017. The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Other discontinued operations
In 2017, discontinued operations were positively affected by SEK 38 million related to a resolved provision for a VAT dispute related to the previously sold operations in Italy.
Discontinued operations also refer to provisions for Russian tax disputes related to the previously sold operations in Russia, with a negative effect on net profit/loss in 2017 of SEK –17 (–100) million.

The Dutch, Austrian, Russian and Italian operations reported as discontinued operations are stated below.

Net assets at the time of divestment
Assets, liabilities and contingent liabilities included in the divested operation in Austria is stated below.

Austria
Goodwill	9
Other intangible assets	48
Tangible assets	162
Deferred tax assets	251
Current receivables	159
Cash and cash equivalents	202
Non-current provisions	–31
Non-current interest-bearing liabilities	–13
Current interest-bearing liabilities	–8
Current non-interest-bearing liabilities	–262
Divested net assets	517
Capital gain, excluding sales costs	350
Sales price	867
Price adjustments, non-cash	11
Less: cash in divested operations	–202
TOTAL CASH FLOW EFFECT	676

66	Tele2 – Annual Report 2017

Notes
Continued Note 36

Balance sheet
Assets held for sale refer to the Dutch operation.
Dec 31, 2017
ASSETS
NON-CURRENT ASSETS
Goodwill	1,108
Other intangible assets	1,271
Intangible assets	2,379
Tangible assets	5,027
Financial assets	540
Deferred tax assets (DTA)	105
NON-CURRENT ASSETS	8,051

CURRENT ASSETS
Inventories	130

Accounts receivable	385
Other current receivables	1,154
Prepaid expenses and accrued income	331
Current receivables	1,870
CURRENT ASSETS	2,000

ASSETS CLASSIFIED AS HELD FOR SALE	10,051

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing	251
NON-CURRENT LIABILITIES	251

CURRENT LIABILITIES
Non-interest-bearing	1,632
CURRENT LIABILITIES	1,632

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	1,883

Income statement
	2017	2016
Net sales	6,888	7,102
Cost of services provided and equipment sold	–6,094	–7,958
Gross profit/loss	794	–856
Selling expenses	–1,791	–1,988
Administrative expenses	–802	–897
Other operating income	3	2
Other operating expenses	–4	–8
EBIT	–1,800	–3,747
Interest income	23	–
Interest expenses	–15	–4
EBT	–1,792	–3,751
Income tax from the operation	–29	–14
NET LOSS FROM THE OPERATION	–1,821	–3,765
Gain on disposal of operation including cumulative exchange rate gain	–264	–100
of which Netherlands	–71	–
of which Austria	–214	–
of which Russia, sold 2013	–17	–100
of which Italy, sold 2007	38	–
	–264	–100
NET LOSS	–2,085	–3,865
Earnings per share, SEK	–4.19	–8.54
Earnings per share, after dilution, SEK	–4.19	–8.54

Cash flow statement
	2017	2016
OPERATING ACTIVITIES
EBIT	–2,064	–3,847
Adjustments for non-cash items in operating loss	2,509	3,689
Finance items paid	–14	–1
Taxes paid	7	–10
Cash flow from operations before changes in working capital	438	–169
Changes in working capital	–110	–434
CASH FLOW FROM OPERATING ACTIVITIES	328	–603

INVESTING ACTIVITIES
CAPEX paid	–957	–1,663
Free cash flow	–629	–2,266
Sale of shares1)	676	–2
Other financial assets	20	12
Cash flow from investing activities	–261	–1,653

CASH FLOW AFTER INVESTING ACTIVITIES	67	–2,256

FINANCING ACTIVITIES
Change of loans, net	–12	–13
Cash flow from financing activities	–12	–13

NET CHANGE IN CASH AND CASH EQUIVALENTS	55	–2,269
1) Refer to the Austrian operation divested in 2017 and the Russian operation divested in 2013

Additional information
The Austrian and Dutch operations reported as discontinued operations are stated below.
		Net sales		EBITDA		EBIT1)
	2017	2016	2017	2016	2017	2016
Netherlands
Mobile	3,212	2,979	–243	–930	–696	–1,335
Fixed broadband	2,053	2,184	453	439	–137	–95
Fixed telephony	196	262	11	47	–9	29
Other operations	503	540	229	272	157	207
	5,964	5,965	450	–172	–685	–1,194
Internal sales mobile,
elimination	–22	–
Internal sales other operations,
elimination	–1	–11
Impairment of goodwill					–1,194	–2,481
Challenger program					–	–77
	5,941	5,954	450	–172	–1,879	–3,752
Austria
Mobile	16	8	–37	–67	–47	–79
Fixed broadband	605	763	156	177	103	88
Fixed telephony	104	128	59	65	51	52
Other operations	230	251	6	10	–4	–5
	955	1,150	184	185	103	56
Internal sales mobile,
elimination	–8	–2
Challenger program					–1	–10
	947	1,148	184	185	102	46
Other
Other operations			–73	–87	–23	–41
of which Netherlands			–64	–73	–20	–34
of which Austria			–9	–14	–3	–7
	–	–	–73	–87	–23	–41
Total
Mobile	3,228	2,987	–280	–997	–743	–1,414
Fixed broadband	2,658	2,947	609	616	–34	–7
Fixed telephony	300	390	70	112	42	81
Other operations	733	791	162	195	130	161
	6,919	7,115	561	–74	–605	–1,179
Internal sales, elimination	–31	–13
Impairment of goodwill					–1,194	–2,481
Challenger program					–1	–87
TOTAL	6,888	7,102	561	–74	–1,800	–3,747
1) from the operation
Tele2 – Annual Report 2017	67

Notes

Continued Note 36

	Mobile external net sales split
	Netherlands		Austria		Total
	2017	2016	2017	2016	2017	2016
End-user service revenue	2,061	1,515	7	4	2,068	1,519
Operator revenue	178	193	1	1	179	194
Equipment revenue	951	1,271	–	1	951	1,272
Mobile external net sales	3,190	2,979	8	6	3,198	2,985

	Bridge from EBITDA to EBIT
	2017	2016
EBITDA	561	–74
Impairment of goodwill	–1,194	–2,481
Challenger program	–1	–87
Total items affecting comparability	–1,195	–2,568
Depreciation/amortization and other impairment	–1,166	–1,105
of which Netherlands	–1,091	–983
of which Austria	–75	–122
EBIT from the operation	–1,800	–3,747

	Number of customers		Net intake		CAPEX
In thousands	Dec 31, 2017	Dec 31, 2016	2017	2016	2017	2016
Netherlands
Mobile	1,213	1,046	167	202	679	865
Fixed broadband	329	350	–21	6	195	501
Fixed telephony	33	42	–9	–13	58	13
Other operations	–	–	–	–	63	62
	1,575	1,438	137	195	995	1,441
Austria
Mobile	–	6	4	6	2	7
Fixed broadband	–	94	–6	–8	34	48
Fixed telephony	–	117	–11	–14	4	4
Other operations	–	–	–	–	6	6
	–	217	–13	–16	46	65
Other
Other operations					–13	6
of which Netherlands					–13	–
of which Austria					–	6
					–13	6
Total
Mobile	1,213	1,052	171	208	681	872
Fixed broadband	329	444	–27	–2	229	549
Fixed telephony	33	159	–20	–27	62	17
Other operations	–	–	–	–	56	74
Number of customers and net intake	1,575	1,655	124	179	1,028	1,512
Divested companies			–204	–
of which Austria			–204	–
Number of customers and net change	1,575	1,655	–80	179	1,028	1,512

	Bridge from CAPEX to paid CAPEX
	2017	2016
CAPEX	–1,028	–1,512
This year’s unpaid CAPEX and paid CAPEX from previous year	67	–151
of which Netherlands	64	–129
of which Austria	3	–22
Received payment of sold non-current assets	4	–
of which Austria	4	–
CAPEX paid	–957	–1,663

NOTE 37  JOINT OPERATIONS AND OTHER RELATED PARTIES

Business relations and pricing between Tele2 and all related parties are based on commercial terms and conditions. During 2017, Tele2 engaged in transactions with the following related companies/persons.

Joint operations
Svenska UMTS-nät AB, Sweden
Tele2 is one of two turnkey contractors which plan, expand and operate the joint operation Svenska UMTS-nät AB’s 3G network. Tele2 and Telia Company each own 50 percent and both companies have contributed capital to the 3G company. In addition to this, the build-out has owner financing.

Net4Mobility HB, Sweden
Net4Mobility is an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, where each party owns 50 percent. The company’s mission is to build and operate the combined 2G and 4G network. The network enable Tele2 and Telenor to offer their customers mobile services for data communications and voice. The build-out has owner financing.

Extracts from the income statements, balance sheets and cash flow statements
Amounts below shows summarized financial information for joint operations before inter-company eliminations.

	2017		2016
	Sv UMTS-nät	Net4Mobility	Sv UMTS-nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden
Income statement
Net sales	1,115	1,217	1,211	1,202
Operating profit	68	78	74	80
Profit/loss before tax	44	23	41	–318
Net profit/loss	34	23	32	–318

	Dec 31, 2017		Dec 31, 2016
	Sv UMTS-nät	Net4Mobility	Sv UMTS-nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden
Balance sheet
Intangible assets	–	1,874	–	2,075
Tangible assets	1,854	2,434	2,247	2,566
Deferred tax assets	110	–	120	–
Current assets	396	562	410	488
Total assets	2,360	4,870	2,777	5,129

Equity	605	–325	571	–348
Untaxed reserves	–	2,614	–	2,581
Non-current liabilities	1,375	1,806	1,822	2,014
Current liabilities	380	775	384	882
Total equity and liabilities	2,360	4,870	2,777	5,129

	2017		2016
	Sv UMTS-nät	Net4Mobility	Sv UMTS-nät	Net4Mobility
	Sweden	Sweden	Sweden	Sweden
Cash flow statement
Cash flow from operations before changes in working capital	456	635	512	627
Changes in working capital	46	–20	10	–161
CASH FLOW FROM OPERATING ACTIVITIES	502	615	522	466
Cash flow from investing activities	–32	–418	–60	–550
Cash flow from financing activities	–470	–218	–462	185
NET CHANGE IN CASH AND CASH EQUIVALENTS	–	–21	–	101
Cash and cash equivalents at beginning of the year	–	101	–	–
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	–	80	–	101

68	Tele2 – Annual Report 2017

Notes

Continued Note 37

Other related parties
Senior executives and Board members
Information for senior executives and Board members is presented in Note 33.

Kinnevik Group
Tele2 rents premises from Kinnevik and buys advertising from Metro.  In addition, Tele2 has bought internal audit services from Audit Value, previously owned by Kinnevik.

Kazakhtelecom Group
As part of the business combination in the beginning of 2016, of Tele2’s and Kazakhtelecom’s operations in Kazakhstan, Kazakhtelecom have 49 percent of the voting rights in the combined company. Tele2 and Kazakhtelecom sell and purchases telecommunication services from each other. Additional information is presented in Note 24.

Joint ventures and associated companies
Information about joint ventures and associated companies is presented in Note 16.

Transactions and balances
Transactions between Tele2 and joint operations are below included to 100 percent. In the consolidated financial statements the joint operations are however based on Tele2’s share of assets, liabilities, revenues and expenses (50 percent).

	Net sales		Operating expenses		Interest revenue
	2017	2016	2017	2016	2017	2016
Kinnevik	1	1	–4	–11	–	–
Kazakhtelecom	242	178	–602	–456	–	–
Joint ventures and associated companies	–	9	–10	–4	–	–
Joint operations	227	227	–1 135	–1 146	23	28
Total	470	415	–1 751	–1 617	23	28

	Other receivables		Interest-bearing receivables		Non-interest-bearing liabilities		Interest-bearing liabilities
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Kinnevik	–	–	–	–	–	1	–	–
Kazakhtelecom	433	405	–	–	611	399	27	24
Joint operations	370	322	1 533	1 870	312	242	–	–
Total	803	727	1 533	1 870	923	642	27	24

NOTE 38  SUSTAINABILITY RESULTS
A selection of indicators that are considered to be the most relevant for Tele2’s stakeholders is presented below. These indicators are based on an independent reporting framework developed by the Global Reporting Initiative (GRI).

GRI has updated their framework, and as a consequence the ‘G4 Sustainability Reporting Guidelines’ have been succeeded by the ‘GRI Standards’. An overview of the relevant GRI Standards Indicators and their corresponding G4 Indicators is provided in the table below.

GRI Standards Indicator (new)	GRI G4 Indicator (old)
405–1: Diversity of governance bodies and employees	G4-LA12
307–1: Non-compliance with environmental laws and regulations	G4-EN29
205–3: Confirmed incidents of corruption and actions taken	G4-SO5
206–1: Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	G4-SO7
419–1: Non-compliance with laws and regulations in the social and economic area	G4-SO8 (merged with G4-PR9) G4-PR9 (merged with G4-SO8)
416–2: Incidents of non-compliance concerning the health and safety impacts of products and services	G4-PR2
417–3: Incidents of non-compliance concerning marketing communications	G4-PR7
418–1: Substantiated complaints concerning breaches of customer privacy and losses of customer data	G4-PR8

A complete GRI index for 2017 is presented on Tele2’s website and in the Sustainability Report, which is available for download on Tele2’s website. Reported facts and figures are based on the reporting from each reporting entity, and each reported case has been verified in accordance with Tele2’s procedures for internal controls.

GRI Standards Indicators
Diversity of governance bodies and employees (GRI 405–1)
Percentages of individuals within the organization’s governance bodies and of employees per employee category, by gender and by age group, are presented in Note 32.

Non-compliance with environmental laws and regulations (GRI 307–1)
No significant fines and non-monetary sanctions1) for non-compliance with environmental laws or regulations have been reported during the year nor the previous year.

Confirmed incidents of corruption and actions taken (GRI 205–3)
Tele2 had no incidents of corruption2) reported, no incidents in which employees were dismissed or disciplined for corruption reported, and no incidents when contracts with business partners were terminated or not renewed due to violations related to corruption reported during the year, nor the previous year. Furthermore, there have not been any public legal cases regarding corruption brought against Tele2 or its employees reported during the year, nor the previous year.

Legal actions for anti-competitive behavior, anti-trust, and monopoly practices (GRI 206–1)
No (three) legal actions pending or completed were identified during the reporting period regarding anti-competitive behavior and violations of anti-trust and monopoly legislation in which the organization has been identified as a participant.
In April 2017, representatives from the European Commission raided the offices of the four Swedish mobile operators, including Tele2, over concerns of possible anti-competitive cooperation between operators so as to prevent entry in the mobile market. The European Commission stated that the raids are a preliminary step in investigating a possible violation of antitrust rules, and do not mean that the operators are guilty, nor that an formal investigation will be started. Tele2 is fully cooperating with the authorities. Furthermore, a request for information was made in May 2017 by the Latvian Competition Council to all mobile operators in Latvia, including Tele2, investigating price increases after the introduction of RLAH. Tele2 is fully cooperating with the investigation. In neither of the cases, Tele2 has been formally charged with a violation of antitrust rules.

Non-compliance with laws and regulations in the social and economic area (GRI 419–1)
The GRI Standards framework has merged two related G4 indicators into 419–1. Originally, both the ‘Society’ and ‘Product Responsibility’ subcategories had an indicator to report compliance with laws and regulations. These indicators (G4-SO8 and G4-PR9) have been combined into this indicator (GRI 419–1).
No significant fines and non-monetary sanctions1) for non-compliance with laws and/or regulations in the social and economic area have been reported during the year.
For the previous year, Tele2 reported one case under G4-SO8, which concerned an injunction issued by PTS in 2014 to resume data storage on the basis of the Swedish law on Electronic Communication. After the case was referred to the European Court of Justice which ruled in favor of Tele2, a local court ruled accordingly and dismissed the PTS injunction3).
There were no reports under G4-PR9 for the previous year.

Incidents of non-compliance concerning the health and safety impacts of products and services (GRI 416–2)
Tele2 has had one (six) reported incident of non-compliance with regulations and/or voluntary codes concerning the health and safety impacts of products and services.

Tele2 – Annual Report 2017	69

Notes

Continued Note 38

The incident occurred in Kazakhstan and resulted in a non-significant fine1). It concerned a sanitary permit for a base station, which had not been transferred to the joint-venture in time and was therefore assigned to the incorrect legal entity. Shortly after the incident, the permit was re-issued for the new legal entity.

Incidents of non-compliance concerning marketing communications (GRI 417–3)
Reported incidents of non-compliance with regulations or voluntary codes concerning marketing communication, including advertising, promotions, and sponsorship, during the year are stated below.

	2017			2016
Country	Fine or penalty5)	Warning	Non-compliance with voluntary codes	Fine or penalty5)	Warning	Non-compliance with voluntary codes
Latvia	–	1	–	–	–	–
Estonia	–	–	–	1	1	–
Netherlands	–	–	1	–	–	1
Croatia	1	–	–	–	1	–

Substantiated complaints concerning breaches of customer privacy and losses of customer data (GRI 418–1)
Reported substantiated complaints received during the year, concerning breaches of customer privacy, from outside parties and substantiated by Tele2 or from regulatory bodies, as well as reported identified leaks, thefts or losses of customer data discovered by Tele2, are stated below4).

	2017			2016
	Total number of substantiated complaints received concerning breaches of customer privacy			Total number of substantiated complaints received concerning breaches of customer privacy
Country	From outside parties and substantiated by Tele2	From regulatory bodies	Breaches of customer privacy discovered by Tele2	From outside parties and substantiated by Tele2	From regulatory bodies	Breaches of customer privacy discovered by Tele2
Sweden	2	–	–	7	3	–
Lithuania	2	–	–	–	–	4
Netherlands	11	1	1	8	1	–
Kazakhstan	–	–	–	–	7	–
Croatia	1	–	–	–	–	1
Austria	1	–	5	–	–	2
Germany	–	–	1	–	–	–

1)	Significant fines and non-monetary sanctions are defined by Tele2 as exceeding EUR 250 000 (equivalent to SEK 2.46 million)
2)
Corruption is defined by Tele2 as ‘the abuse of entrusted power for private gain’ and can be instigated by individuals or organizations. Corruption includes practices such as bribery, facilitation payments, extortion, collusion, and money laundering, but it does not include fraud committed towards Tele2. Corruption also includes an offer or receipt of any gift, loan, fee, reward, or other advantage to or from any person as an inducement to do something that is dishonest, illegal, or a breach of trust in the conduct of the enterprise’s business. This may include cash or in-kind benefits, such as free goods, gifts, and holidays, or special personal services provided for the purpose of an improper advantage or that may result in moral pressure to receive such an advantage

3)	For more information on the case, please refer to the section Corporate Responsibility in the Administration Report of the 2016 Annual Report
4)	In order to provide more clarity, the wording of this table has been changed in comparison to the previous year. The changes are not substantive and do not affect the figures reported previously
5)	The fine was not significant

NOTE 39  EVENTS AFTER THE END OF THE FINANCIAL YEAR

Acquisition of Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities. The merger is expected to be completed during second half of 2018. At completion of the merger, Anders Nilsson will become the CEO of Tele2.
Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility.
In connection with entering into a merger plan, Tele2 introduced an Integration and Retention Incentive plan for certain key Tele2 employees. The Integration and Retention Incentive plan has been designed based on external advice and is construed in line with market practice for such incentives. The Integration and Retention Incentive plan has a maximum of 19 participants, excluding the Group CEO, corresponds to 12 – 24 months base salary per participant and is conditional on the fulfilment of certain performance criteria. Payment under the plan will be made in two tranches, (i) at completion of the merger, and (ii) one year after the completion of the merger. The participants shall during the period until each respective cash award payment, in the company’s sole assessment, successfully having contributed to and facilitated the merger and also having contributed to the integration and achievement of synergy execution targets for the company post-closing. The maximum total cost for the Integration and Retention Incentive plan is SEK 50 million plus employer’s social security cost. The Group CEO of Tele2 is entitled to a Retention Incentive equaling 18 months base salary payable upon completion of the merger.

70	Tele2 – Annual Report 2017

Parent company’s financial statements

Parent company’s financial statements

The parent company’s income statement

SEK million	Note	2017	2016
Net sales	2	59	28
Gross profit		59	28

Administrative expenses		–123	–105
Operating loss		–64	–77

PROFIT/LOSS FROM FINANCIAL INVESTMENTS
Result from shares in group companies	3	7,000	–
Interest expense and similar costs	4	–288	–403
Profit/loss after financial items		6,648	–480

Appropriations, group contribution		348	774
Tax on profit/loss for the year	5	1	–65
NET PROFIT		6,997	229

The parent company’s comprehensive income

SEK million	Note	2017	2016
Net profit		6,997	229

OTHER COMPREHENSIVE INCOME
COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Gain/loss arising on changes in fair value of hedging instruments	11	–18	–83
Reclassified cumulative loss to income statement	11	72	68
Tax effect on cash flow hedges		–12	3
Total components that may be reclassified to net profit		42	–12
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		42	–12

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		7,039	217

The parent company’s balance sheet

SEK million	Note	Dec 31, 2017	Dec 31, 2016
ASSETS
NON-CURRENT ASSETS
Tangible assets
Equipment and installations	6	–	1
Total tangible assets		–	1

Financial assets
Shares in group companies	7	13,520	13,520
Deferred tax assets	5	47	58
Other financial assets	8	41	39
Total financial assets		13,608	13,617

TOTAL NON-CURRENT ASSETS		13,608	13,618

CURRENT ASSETS
Current receivables
Other receivables from group companies	9	13,062	8,515
Other current receivables		1	3
Prepaid expenses and accrued income		2	3
Total current receivables		13,065	8,521

Cash and cash equivalents	10	–	4

TOTAL CURRENT ASSETS		13,065	8,525

TOTAL ASSETS		26,673	22,143

SEK million	Note	Dec 31, 2017	Dec 31, 2016
EQUITY AND LIABILITIES
EQUITY
Restricted equity
Share capital		634	634
Restricted reserve		4,985	4,985
Total restricted equity		5,619	5,619

Unrestricted equity
Reserves		2,735	2,687
Retained earnings		738	3,110
Net profit		6,997	229
Total unrestricted equity		10,470	6,026

TOTAL EQUITY		16,089	11,645

NON-CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	11	9,778	7,436
Pension and similar commitments		51	49
Other interest-bearing liabilities	11	1	–
TOTAL NON-CURRENT LIABILITIES		9,830	7,485

CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	11	500	2,641
Other interest-bearing liabilities	11	156	209
Total interest-bearing liabilities		656	2,850

Non-interest-bearing
Accounts payable	11	3	11
Current tax liabilities		1	–
Other current liabilities	11	5	2
Other liabilities to group companies		2	15
Accrued expenses and deferred income	12	87	135
Total non-interest-bearing liabilities		98	163

TOTAL CURRENT LIABILITIES		754	3,013

TOTAL EQUITY AND LIABILITIES		26,673	22,143

Tele2 – Annual Report 2017	71

Parent company’s financial statements

The parent company’s cash flow statement

SEK million	2017	2016
OPERATING ACTIVITIES
Operating loss	–64	–77
Adjustments for non-cash items in operating profit
Depreciation/amortization and impairment	1	–
Incentive program	4	–2
Interest paid	–216	–210
Finance items paid	–3	–5
Cash flow from operations before changes in working capital	–278	–294

Changes in working capital
Operating receivables	4	–2
Operating liabilities	–35	46
Changes in working capital	–31	44

CASH FLOW FROM OPERATING ACTIVITIES	–309	–250

INVESTING ACTIVITIES
Lending to group companies	2,810	–1,742
Cash flow from investing activities	2,810	–1,742

CASH FLOW AFTER INVESTING ACTIVITIES	2,501	–1,992

FINANCING ACTIVITIES
Proceeds from credit institutions and similar liabilities	2,800	6,819
Repayment of loans from credit institutions and similar liabilities	–2,676	–5,347
Dividends	–2,629	–2,389
New share issue	–	2,910
Cash flow from financing activities	–2,505	1,993

NET CHANGE IN CASH AND CASH EQUIVALENTS	–4	1

Cash and cash equivalents at beginning of the year	4	3
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	–	4

Change in the parent company’s equity

		Restricted equity		Unrestricted equity
SEK million	Note	Share capital	Restricted reserve	Hedge reserve	Share premium reserve	Retained earnings	Total equity
Equity at January 1, 2016		564	4,985	–152	–	5,498	10,895

Net profit	1	–	–	–	–	229	229
Other comprehensive income for the year, net of tax		–	–	–12	–	–	–12
Total comprehensive income for the year		–	–	–12	–	229	217

OTHER CHANGES IN EQUITY
Share-based payments	1	–	–	–	–	1	1
New share issue		70	–	–	2,840	–	2,910
Taxes on new share issue costs		–	–	–	11	–	11
Dividends		–	–	–	–	–2,389	–2,389
EQUITY AT DECEMBER 31, 2016		634	4,985	–164	2,851	3,339	11,645

Equity at January 1, 2017		634	4,985	–164	2,851	3,339	11,645

Net profit		–	–	–	–	6,997	6,997
Other comprehensive income for the year, net of tax		–	–	42	–	–	42
Total comprehensive income for the year		–	–	42	–	6,997	7,039

OTHER CHANGES IN EQUITY
Share-based payments		–	–	–	–	27	27
Share-based payments, tax effect		–	–	–	–	2	2
New share issue		–	–	–	7	–	7
Taxes on new share issue costs		–	–	–	–2	–	–2
Dividends		–	–	–	–	–2,629	–2,629
Round off		–	–	–	1	–1	–
EQUITY AT DECEMBER 31, 2017		634	4,985	–122	2,857	7,735	16,089

72	Tele2 – Annual Report 2017

Parent company’s Notes

Parent company’s Notes

NOTE 1  ACCOUNTING PRINCIPLES AND OTHER INFORMATION
The parent company’s financial statements have been prepared according to the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board.
The parent company follows the same accounting policies as the Group (see Group Note 1) with the following exceptions.

Investments in subsidiaries
Shares in subsidiaries are recognized at cost, including expenses directly related to the acquisition, less any impairment.

Group contributions
Group contributions are reported as appropriations in the income statement.

New regulations 2018
From January 1, 2018, the parent company adopt IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers. IFRS 9 is applied prospectively and IFRS 15 retrospectively. The adoption of the standards have not effected the financial statements of the parent company. Please refer to changes accounting principles for the Group (see Group Note 35).

Other information
The annual report has been approved by the Board of Directors on March 20, 2018. The balance sheet and income statement are subject to adoption by the Annual General Meeting on May 21, 2018.

NOTE 2  NET SALES
Net sales relates to sales to other companies in the Group.

NOTE 3  RESULT OF SHARES IN GROUP COMPANIES

	2017	2016
Dividend from subsidiary	7,000	–
Total result of shares in Group companies	7,000	–

NOTE 4  INTEREST EXPENSE AND SIMILAR COSTS

	2017	2016
Interest, credit institutions and similar liabilities	–234	–262
Exchange rate difference on financial liabilities	–41	–132
Other finance expenses	–13	–9
Total interest expenses and similar costs	–288	–403

NOTE 5  TAXES

	2017	2016
Deferred tax expense/income	1	–65
Total tax on profit/loss for the year	1	–65

The difference between recorded tax and the tax based on prevailing tax rate consists of the below listed components.

	2017		2016
Profit/loss before tax	6,996		294

Tax effect according to tax rate in Sweden	–1,539	–22.0%	–65	–22.0%

Tax effect of
Non-taxable dividend from group company	1,540	22.0%	–	–
Tax expense/income and effective tax rate	1	0.0%	–65	–22.0%

Deferred tax asset of SEK 47 (58) million is attributable to loss-carry forwards of SEK 0 (1) million, liabilities of SEK 36 (46) million and pensions of SEK 11 (11) million.

NOTE 6  TANGIBLE ASSETS

	Equipment and installations
	Dec 31, 2017	Dec 31, 2016
Acquisition value
Acquisition value at January 1	3	3
Total acquisition value	3	3

Accumulated depreciation
Accumulated depreciation at January 1	–2	–2
Depreciation	–1	–
Total accumulated depreciation	–3	–2

TOTAL TANGIBLE ASSETS	–	1

NOTE 7  SHARES IN GROUP COMPANIES

Company, reg. No., reg’d office	Number of shares	Total par value	Holding (capital/ votes)	Dec 31, 2017	Dec 31, 2016
Tele2 Holding AB, 556579–7700, Stockholm, Sweden	1,000	tSEK 100	100%	13,520	13,520
Total shares in group companies				13,520	13,520

A list of all subsidiaries, excluding dormant companies, is presented in Note 17.

Tele2 – Annual Report 2017	73

Parent company’s Notes

NOTE 8  OTHER FINANCIAL ASSETS

	Dec 31, 2017	Dec 31, 2016
Pension funds	41	39
Total other financial assets	41	39

NOTE 9  RECEIVABLES FROM GROUP COMPANIES

	Current receivables
	Dec 31, 2017	Dec 31, 2016
Acquisition value at January 1	8,515	5,982
Lending	9,823	10,507
Repayments	–5,305	–7,736
Other changes in cash pool	29	–238
Total receivables from group companies	13,062	8,515

Current receivables from group companies relate to balances in the cash pool.

NOTE 10  CASH AND CASH EQUIVALENTS AND UNUTILIZED OVERDRAFT FACILITIES

	Dec 31, 2017	Dec 31, 2016
Cash and cash equivalents	–	4
Unutilized overdraft facilities and credit lines	8,717	8,850
Total available liquidity	8,717	8,854

NOTE 11  FINANCIAL LIABILITIES

	Dec 31, 2017	Dec 31, 2016
Liabilities to financial institutions and similar liabilities	10,278	10,077
Other interest-bearing liabilities	157	209
Total interest-bearing financial liabilities	10,435	10,286
Accounts payable	3	11
Other current liabilities	5	2
TOTAL FINANCIAL LIABILITIES	10,443	10,299

Financial liabilities fall due for payment according to below.

	Dec 31, 2017	Dec 31, 2016
Within 3 months	664	710
Within 3–12 months	–	2,153
Within 1–2 years	1,500	–
Within 2–3 years	250	1,498
Within 3–4 years	3,356	250
Within 4–5 years	2,533	3,307
Within 5–10 years	2,140	2,381
Total financial liabilities	10,443	10,299

Interest-bearing financial liabilities
No specific collateral is provided for interest-bearing financial liabilities.

Liabilities to financial institutions and similar liabilities
			Dec 31, 2017		Dec 31, 2016
Liabilities	Interest rate terms	Maturity date	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Bonds NOK			–	–	188	–
Bonds SEK			–	–	1,389	–
Bonds SEK			–	–	764	–
Bonds SEK	variable interest rates	2019	–	500	–	499
Bonds SEK	STIBOR +0.87%	2019	–	1,000	–	999
Bonds SEK	STIBOR +2.45%	2020	–	250	–	250
Bonds SEK	fixed: 1.875%	2021	–	1,000	–	1,000
Bonds SEK	STIBOR +1.65%	2021	–	1,993	–	1,991
Bonds SEK	STIBOR +1.55%	2022	–	1,699	–	999
Bonds SEK	variable interest rates	2022	–	499	–	499
Bonds SEK	STIBOR +1.45%	2023	–	399	–	–
Bonds SEK	STIBOR +2%	2023	–	1,194	–	–
Total bonds			–	8,534	2,341	6,237
Commercial paper	fixed: 0.0005%	2018	500	–	300	–
Nordic Investment Bank (NIB)	fixed interest rates	2021– 2024	–	1,273	–	1,235
Syndicated loan facilities1)	variable interest rates	2023	–	–29	–	–36
			500	9,778	2,641	7,436
Total liabilities to financial institutions and similar liabilities				10,278		10,077

1) In the beginning of 2018, the facility was extended with one year to 2023

For additional information please refer to Group Note 25.

Other interest-bearing liabilities
	Dec 31, 2017		Dec 31, 2016
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Derivatives	156	–	209	–
Incentive program, IoT	–	1	–	–
Total other interest-bearing liabilities	156	1	209	–

Derivatives consisted of interest swaps, valued at fair value. For additional information please refer to Group Note 2.

Other current liabilities
	Dec 31, 2017	Dec 31, 2016
VAT liability	4	–
Employee withholding tax	1	2
Total current liabilities	5	2

NOTE 12  ACCRUED EXPENSES AND DEFERRED INCOME

	Dec 31, 2017	Dec 31, 2016
Interest costs	55	64
Personnel-related expenses	30	29
External services expenses	2	42
Total accrued expenses and deferred income	87	135

74	Tele2 – Annual Report 2017

Parent company’s Notes

NOTE 13  CONTINGENT LIABILITIES AND OTHER COMMITMENTS

Contingent liabilities
	Dec 31, 2017	Dec 31, 2016
Guarantee related to group companies	1,249	1,471
Total contingent liabilities	1,249	1,471

Operating leases
The parent company’s operating lease expenses amounted to SEK 2 (2) million during the year. Future lease expenses amount to SEK 1 (1) million and these are due for payment during the next year.

NOTE 14  NUMBERS OF EMPLOYEES

The average number of employees in the parent company is 6 (6), of whom 2 (3) are women.

NOTE 15  PERSONNEL COSTS

	2017			2016
	Salaries and remunerations	Social security expenses	of which pension expenses	Salaries and remunerations	Social security expenses	of which pension expenses
Board and CEO	27	7	–	20	4	–
Other employees	34	17	5	29	11	4
Total salaries and remuneration	61	24	5	49	15	4

The parent company’s pension expenses relate to defined-contribution plans. Salary and remuneration for the CEO are presented in Group Note 33.

NOTE 16  FEES TO THE APPOINTED AUDITOR

Audit fees to the appointed auditor are SEK 1 (1) million and audit-related fees are SEK 1 (1) million.

NOTE 17  LEGAL STRUCTURE

The table below lists all the subsidiaries, associated companies, joint ventures and other holdings that are not dormant companies or branches.

Company, reg. No., reg’d office	Note	Holding (capital/ votes)
SECUREVALUE CONSULTING LTD, 9908070, London, UK	16	25%
TELE2 HOLDING AB, 556579–7700, Stockholm, Sweden		100%
Tele2 Treasury AB, 556606–7764, Stockholm, Sweden		100%
Tele2 Sverige AB, 556267–5164, Stockholm, Sweden		100%
Triangelbolaget D4 AB, 556007–9799, Stockholm, Sweden	16	25%
End-Up AB, 559119–5523, Stockholm, Sweden		100%
Svenska UMTS-nät Holding AB, 556606–7988, Stockholm, Sweden		100%
Svenska UMTS-nät AB, 556606–7996, Stockholm, Sweden	16	50%
Interloop AB, 556450–2606, Stockholm, Sweden		100%
Net4Mobility HB, 969739–0293, Stockholm, Sweden	16	50%
Tele2 IoT AB, 556078–0598, Kista, Sweden		100%
Kombridge AB, 556817-2059, Gothenburg, Sweden		100%
Tele2 IoT Latvia SIA, 40003681691, Riga, Latvia		100%
Tele2 IoT Austria GmbH, FN463093w, Vienna, Austria		100%
Tele2 Business AB, 556465-8507, Stockholm, Sweden		100%
SNPAC Swedish Nr Portability Adm.Centre AB, 556595-2925, Stockholm, Sweden	16	40%
Tele2 Netherlands Holding NV, 33272606, Amsterdam, Netherlands		100%
Tele2 Nederlands BV, 33303418, Amsterdam, Netherlands		100%
Tele2 Retail BV, 63201488, Amsterdam, Netherlands		100%
Tele2 Finance BV, 66209218, Amsterdam, Netherlands		100%
Khan Tengri Holding B.V., 27313531, Amsterdam, Netherlands	49%/50.52%
Mobile Telecom Service LLP, 66497-1910-T00, Almaty, Kazakhstan		100%
Tele2 d.o.o. Za telekomunikacijske usulge, 1849018, Zagreb, Croatia		100%
Tele2 Holding Lithuania AS, 11920703, Tallinn, Estonia		100%
UAB Tele2, 111471645, Vilnius, Lithuania		100%
UAB Personalo valdymas, 302473332, Vilnius, Lithuania		100%
UAB Mobilieji mokéjimai, 304431143, Vilnius, Lithuania	16	33.3%
Viesoji istaiga Numerio perkelimas, 303386211, Vilnius, Lithuania	16	25%
UAB Tele2 Fiksuotas Rysys, 111793742, Vilnius, Lithuania		100%
SIA Tele2, 40003272854, Riga, Latvia		100%
SIA Tele2 Shared Service Center, 40003690571, Riga, Latvia		100%
Tele2 Eesti AS, 10069046, Tallinn, Estonia		100%
Estonian Broadband Development Foundation, Estonia	16	12.5%
Tele2 Europe SA, R.C.B56944, Luxembourg		100%
Communication Services Tele2 GmbH, 36232, Düsseldorf, Germany		100%
Tele2 International Call GmbH, HRB64239, Düsseldorf, Germany		100%
Collecta Forderungsmanagement GmbH, HRB 67126, Düsseldorf, Germany		100%
Tele2 Beteiligungs GmbH, HRB64230, Düsseldorf, Germany		100%
T&Q Netz GmbH Co KB, HRA21263, Düsseldorf, Germany	16	50%
Tele2 Service GmbH, HRB79647, Düsseldorf, Germany		100%
IntelliNet Holding BV, 34126307, Amsterdam, Netherlands		100%
010033 Telecom GmbH, HRB 48344, Frankfurt, Germany		100%
Tele2 Telecommunication GmbH s.r.o., 35820616, Bratislava, Slovakia		100%
Tele2 Luxembourg S.A., R.C. B-84.649, Luxembourg		100%
SEC Finance SA, B104730, Luxembourg		100%
Tele2 Luxembourg AB, 556304-7025, Stockholm, Sweden		100%
Tele2 Finance Luxembourg SARL, RCB112873, Luxembourg		100%

Tele2 – Annual Report 2017	75

Parent company’s Notes

The consolidated financial statements and Annual Report have been prepared in accordance with the international financial reporting standards referred to in European Parliament and Council of Europe Regulation (EC) No.1606/2002 of 19 July 2002, on application of International Financial Reporting Standards and generally accepted accounting principles, and give a fair overview of the parent company’s and Group’s financial position and results of operations.
The administration report for the group and parent company gives a fair overview of the Group’s and parent company’s operations, financial position and results of operations, and describes significant risks and uncertainties that the parent company and companies included in the Group face.

Stockholm March 20, 2018

Mike Parton Chairman	Sofia Arhall Bergendorff	Anders Björkman

Georgi Ganev	Cynthia Gordon	Irina Hemmers

Eamonn O’Hare	Carla Smits-Nusteling	Allison Kirkby President and CEO

Our auditors’ report was submitted on March 20, 2018

Deloitte AB

Thomas Strömberg Authorized Public Accountant

76	Tele2 – Annual Report 2017

Auditor’s report

Auditor’s report

To the general meeting of the shareholders of Tele2 AB (publ) corporate identity number 556410-8917

Report on the annual accounts and consolidated accounts
Opinions
We have audited the annual accounts and consolidated accounts of Tele2 AB (publ) for the financial year January 1 to December 31, 2017. The annual accounts and consolidated accounts of the company are included on pages 9-76 in this document.
In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company as of December 31, 2017 and its financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the group as of December 31, 2017 and its financial performance and cash flow for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the Annual Accounts Act. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.
We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet for the parent company and the group.
Our opinions in this report on the the annual accounts and consolidated accounts are consistent with the content of the additional report that has been submitted to the parent company’s audit committee in accordance with the Audit Regulation (537/2014) Article 11.

Basis for Opinions
We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements. This includes that, based on the best of our knowledge and belief, no prohibited services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided to the audited company or, where applicable, its parent company or its controlled companies within the EU.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key Audit Matters
Key audit matters of the audit are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts and consolidated accounts of the current period. These matters were addressed in the context of our audit of, and in forming our opinion thereon, the annual accounts and consolidated accounts as a whole, but we do not provide a separate opinion on these matters.

Allocation and cut-off of revenues
Tele2’s revenues are generated from services and equipment provided to millions of customers in multiple geographies. Correct revenue recognition is dependent on well-functioning IT-systems supporting the recognition of revenues for the significant volume of transactions generated by Tele2’s customers and that appropriate policies and procedures are in place to properly allocate revenues between service elements and equipment and also to the correct reporting period.
The group’s policy for revenue recognition together with critical accounting estimates and judgments is described in note 1, and in note 4-5 revenues separated on different service and product offerings, and geographies are described.

Our audit procedures
Our audit procedures included, but were not limited to:
■ assessing the group’s accounting policy for revenue recognition for compliance with IFRS,
■ assessing controls for IT-systems and procedures supporting revenue recognition,
■ analysing revenues disaggregated on service and product offerings, geographies and time periods, and
■ on a sample basis testing sales transactions for recognition in the appropriate accounting period and correct allocation between services and equipment.

Valuation of Goodwill
As a result of historical acquisitions Tele2 carries significant amounts of goodwill. On an annual basis management tests the carrying value of cash generating units to which goodwill have been allocated. These impairment assessments are complex and require management’s estimates and judgment in determining the group’s cash generating units, the method selected for determining the recoverable amount as well as assumptions used regarding future growth rates, profit margins, investment levels and discounts rates for these units. In 2017 a significant write down of goodwill was recognized for Tele2 Netherlands.
In note 1 the group’s accounting policy for impairment testing of intangible assets is described, and notes 13 and 36 describe the key assumptions used by management when preparing the annual impairment tests for cash generating units to which goodwill have been allocated.

Our audit procedures
Our audit procedures included, but were not limited to:
■ assessing Tele2’s policies and procedures when preparing its impairment tests for compliance with IFRS,
■ evaluating key assumptions made by management in testing cash generating units for goodwill impairment, and evaluating the sensitivity of these key assumptions, and
■ review of the models used for discounting future cash flows for arithmetical correctness.

Accounting for income taxes
Accounting for and handling of income taxes are subject to complex rules including tax legislation occasionally requiring management’s interpretation and judgment. The interpretations made by management may be challenged by different tax authorities and courts. Tele2’s geographical footprint also requires adherence to tax legislation in many different countries. The accounting for deferred tax assets on tax loss carry forwards also requires management estimates and judgment regarding future profit levels.

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Auditor’s report

In note 1 the group’s accounting policy for income taxes together with critical accounting estimates and judgments is described and in note 12 additional disclosures about income taxes are provided.

Our audit procedures
Our audit procedures included, but were not limited to:
■ review of tax calculations to assess if the income tax expense and tax assets and liabilities have been appropriately accounted for,
■ assessing management’s processes for compliance with income tax legislation in the different countries,
■ assessment of management’s process for provision for and disclosure of tax contingencies, and
■ evaluating management’s assessment of future profit levels for entities with deferred tax assets on tax loss carry forwards.

Accounting for discontinued operations
During 2017 Tele2 divested its operations in Austria and announced that the group has agreed with Deutsche Telecom to combine Tele2 Netherlands and T-mobile Netherlands into one entity. Both these events have led to Tele2 Austria and Tele2 Netherlands being presented as discontinued operations in the consolidated financial statements. One effect of this is that these operations have been separately presented from continuing operations in the income statement with comparative numbers represented accordingly. Accounting for discontinued operations requires management’s judgment and estimates in identifying and separating the financial effects from continuing and discontinued operations as well as assessing if the criteria in IFRS are fulfilled to account for discontinued operations.
In note 1 the group’s accounting policy for discontinued operations is described and note 36 presents the financial effects from the discontinued operations.

Our audit procedures
Our audit procedures included, but were not limited to:
■ assessing Tele2’s policies and procedures for accounting for discontinued operations in compliance with IFRS,
■ assessment of the financial effects from the discontinued operations and that they have been appropriately separated from continuing operations, and
■ evaluation of the presentation of the result from the divestment of Tele2 Austria and its compliance with IFRS.

Other information than the annual accounts and consolidated accounts
This document also contains other information than the annual accounts and consolidated accounts and is found on pages 1-8. The Board of Directors and the Managing Director are responsible for this other information.
Our opinion on the annual accounts and consolidated accounts does not cover this other information and we do not express any form of assurance conclusion regarding this other information.
In connection with our audit of the annual accounts and consolidated accounts, our responsibility is to read the information identified above and consider whether the information is materially inconsistent with the annual accounts and consolidated accounts. In this procedure we also take into account our knowledge otherwise obtained in the audit and assess whether the information otherwise appears to be materially misstated.
If we, based on the work performed concerning this information, conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and the Managing Director
The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and that they give a fair presentation in accordance with the Annual Accounts Act and, concerning the consolidated accounts, in accordance with IFRS as adopted by the EU. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.
In preparing the annual accounts and consolidated accounts, The Board of Directors and the Managing Director are responsible for the assessment of the company’s and the group’s ability to continue as a going concern. They disclose, as applicable, matters related to going concern and using the going concern basis of accounting. The going concern basis of accounting is however not applied if the Board of Directors and the Managing Director intends to liquidate the company, to cease operations, or has no realistic alternative but to do so.
The Audit Committee shall, without prejudice to the Board of Director’s responsibilities and tasks in general, among other things oversee the company’s financial reporting process.

Auditor’s responsibility
Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts and consolidated accounts.
As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
■ Identify and assess the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
■ Obtain an understanding of the company’s internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.
■ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.
■ Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting in preparing the annual accounts and consolidated accounts. We also draw a conclusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the company’s and the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts and consolidated accounts or, if such disclosures are inadequate, to modify our opinion about the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company and a group to cease to continue as a going concern.
78	Tele2 – Annual Report 2017

Auditor’s report

■ Evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.
■ Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our opinions.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.
We must also provide the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the Board of Directors, we determine those matters that were of most significance in the audit of the annual accounts and consolidated accounts, including the most important assessed risks for material misstatement, and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes disclosure about the matter.

Report on other legal and regulatory requirements
Opinions
In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Tele2 AB (publ) for the financial year January 1 to December 31, 2017 and the proposed appropriations of the company’s profit or loss.
We recommend to the general meeting of shareholders that the profit to be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for Opinions
We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director
The Board of Directors is responsible for the proposal for appropriations of the company’s profit or loss. At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company’s and the group’s type of operations, size and risks place on the size of the parent company’s and the group’s equity, consolidation requirements, liquidity and position in general.
The Board of Directors is responsible for the company’s organization and the administration of the company’s affairs. This includes among other things continuous assessment of the company’s and the group’s financial situation and ensuring that the company’s organization is designed so that the accounting, management of assets and the company’s financial affairs otherwise are controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors’ guidelines and instructions and among other matters take measures that are necessary to fulfill the company’s accounting in accordance with law and handle the management of assets in a reassuring manner.

Auditor’s responsibility
Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect:
■ has undertaken any action or been guilty of any omission which can give rise to liability to the company, or
■ in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective concerning the audit of the proposed appropriations of the company’s profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company’s profit or loss are not in accordance with the Companies Act.
As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgment and maintain professional scepticism throughout the audit. The examination of the administration and the proposed appropriations of the company’s profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the company’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion concerning discharge from liability. As a basis for our opinion on the Board of Directors’ proposed appropriations of the company’s profit or loss we examined the Board of Directors’ reasoned statement and a selection of supporting evidence in order to be able to assess whether the proposal is in accordance with the Companies Act.
Deloitte AB, was appointed auditor of Tele2 AB by the general meeting of the shareholders on the May 9, 2017 and has been the company’s auditor since May 12, 2004.

Stockholm, March 20, 2018
Deloitte AB

Thomas Strömberg
Authorized public accountant

Tele2 – Annual Report 2017	79

Definitions

Definitions

Certain financial measures are presented in this report that are not defined by IFRS. Calculations are shown in the Notes. It is the view of Tele2 that these measures give valuable additional information to investors and other readers of this report since they are used by management to manage and control the operating businesses.
The figures shown in parentheses correspond to the comparable period last year and continuing operation unless otherwise stated.

EBITDA
Operating profit/loss before depreciation/amortization and impairments, acquisition costs, items affecting comparability and result from shares in associated companies and joint ventures.

EBITDA and EBITDA margin are presented to illustrate the profitability of the underlying business, excluding items affecting comparability and historical investment decisions.

EBITDA-margin
EBITDA in relation to net sales excluding items affecting comparability.

Items affecting comparability (formerly one-off items)
Impairment losses and transactions from strategic decisions, such as capital gains and losses from sales of operations, acquisition costs, integration costs due to acquisition or merger, restructuring programs from reorganizations (i.e. Challenger program, costs for phasing out operations and personnel redundancy costs), as well as other items with the character of not being part of normal daily operations and that affects comparability.

EBIT
Operating profit/loss including depreciation/amortization and impairments, acquisition costs, items affecting comparability and result from shares in associated companies and joint ventures.

EBIT and EBIT margin are presented to provide a view of the profit/loss generated from operating activities.

EBIT-margin
EBIT in relation to net sales.

EBT
Profit/loss after financial items.

EBT is presented to provide a view of the profit/loss generated from operating activities and financing thereof.

Cash flow from operating activities
Operating transactions affecting cash (cash flow) and change in working capital.

Free cash flow
Cash flow after paid net investments in CAPEX and paid dismantling costs, but before net investment in shares and other financial assets.

Free cash flow is presented to provide a view of funds generated from operating activities which also includes investments in intangible and tangible assets.

Available liquidity

Cash and cash equivalents including undrawn borrowing facilities.

Available liquidity is presented to illustrate the scope for future investments and acquisitions and to assess future financing needs.

Net debt
The net of non-operating interest-bearing liabilities, cash and cash equivalents, current investments, restricted cash and derivatives.

Net debt and debt/equity ratio are presented as such measures are useful to illustrate the financial position, and economic net debt is presented to illustrate the indebtedness excluding any loans raised or guaranteed by Kazakhtelecom.

Economic net debt
Net debt excluding liabilities to Kazakhtelecom, liabilities guaranteed by Kazakhtelecom and earn-out obligation Kazakhstan.

Economic net debt to EBITDA (Leverage)
Economic net debt in relation to EBITDA rolling 12 months including pro forma acquired companies but only including Tele2’s share (49 percent) of EBITDA in Kazakhstan.

CAPEX
Investments in intangible assets and property, plant and equipment excluding capitalized dismantling costs.

Debt/equity ratio
Net debt in relation to shareholders’ equity at the end of the period.

Equity/assets ratio
Shareholders’ equity in relation to total assets.

Equity/assets ratio is presented as it is a measure to follow the financial position.

ROCE (return on capital employed)
EBIT and financial revenues annualized to 12 months calculated as year-do-date amount adjusted pro rata, but adjusted so material items affecting comparability are only included once in relation to capital employed (the net of average total assets, non-interest bearing liabilities and provision for asset dismantling).

ROCE is presented as it illustrates the return regardless of how investments have been financed (equity or debt).

80	Tele2 – Annual Report 2017

Definitions and Contacts

Continued Definitions

Average interest rate
Interest expense on loan (i.e. not including penalty interest etc) annualized to 12 months calculated as year-to-date amount adjusted pro rata, but adjusted so material items affecting comparability are only included once in relation to average interest-bearing liabilities excluding provisions, debt related to equipment financing, balanced bank fees as well as adjusted for borrowings and amortizations during the period, and are calculated as an average of all the quarters’ average.

Average interest rate is presented to illustrate the cost of debt-financed investments.

Earnings per share
Profit/loss for the period attributable to the parent company shareholders in relation to the weighted average number of shares outstanding during the fiscal year.

Equity per share
Equity attributable to parent company shareholders in relation to the weighted average number of shares outstanding during the fiscal year.

Equity per share is presented as it is a measure of the carrying value per share.

Cash flow from operating activities per share
Cash flow from operating activities in relation to the weighted average number of shares outstanding during the fiscal year.

Cash flow from operating activities per share is presented as it illustrates funds generated from operating activities per share.

Average number of employees
The average number of employees during the year, in which an acquired/sold company is reported in relation to the length of time the company has been a part of the Tele2 Group.

Number of employees (FTE)
Number of employees at the end of the period recalculated to number of full time employees.

Contacts

Erik Strandin Pers
Head of Investor Relations
Telephone: + 46 (0) 733 41 41 88

Tele2 AB
Company registration nr: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0)8 5620 0060
www.tele2.com

VISIT OUR WEBSITE: www.tele2.com

Tele2 – Annual Report 2017	81

IMPORTANT INFORMATION

The information included in this report is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this report may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward- looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this report, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.